As filed with the Securities and Exchange Commission on July 10, 2007
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

E-House (China) Holdings Limited
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s name into English)

Cayman Islands	6531	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
17/F, Merchandise Harvest Building (East)
No. 333 North Chengdu Road
Shanghai, PRC 200041, People’s Republic of China
(86-21) 5298 0808
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

CT Corporation System
111 Eighth Avenue
New York, New York 10011
(212) 664-1666
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David T. Zhang, Esq. Z. Julie Gao, Esq. Latham & Watkins LLP 41st Floor, One Exchange Square 8 Connaught Place, Central Hong Kong (852) 2522-7886	Leiming Chen, Esq. Simpson Thacher & Bartlett LLP 35th Floor, ICBC Tower 3 Garden Road, Central Hong Kong (852) 2514-7600

     Approximate date of commencement of proposed sale to the public: as soon as practicable after the effective date of this registration statement.
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of	Proposed Maximum	Amount of
Securities to be Registered	Aggregate Offering Price(1)	Registration Fee

Ordinary shares, par value $0.001 per share(2)(3)	$150,000,000	$4,605

(1)	Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(o) under the Securities Act of 1933.
(2)	Includes ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public, and also includes ordinary shares that may be purchased by the underwriters pursuant to an over-allotment option. These ordinary shares are not being registered for the purpose of sales outside the United States.
(3)	American depositary shares issuable upon deposit of the ordinary shares registered hereby will be registered under a separate registration statement on Form F-6 (Registration No. 333- ). Each American depositary share represents one ordinary share.
      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

                 American Depositary Shares
E-House (China) Holdings Limited
Representing                  Ordinary Shares

        This is an initial public offering of American depositary shares, or ADSs, of E-House (China) Holdings Limited, or E-House. E-House is offering             ADSs, and the selling shareholders disclosed in this prospectus are offering an additional             ADSs. Each ADS represents one ordinary share. The ADSs are evidenced by American depositary receipts, or ADRs. E-House will not receive any of the proceeds from the sale of ADSs by the selling shareholders.
      Prior to this offering, there has been no public market for the ADSs or the shares. We anticipate the initial public offering price will be between $            and $            per ADS. We have applied to have the ADSs listed on the New York Stock Exchange under the symbol “EJ.”
      The underwriters have an option to purchase up to       additional ADSs from E-House and an aggregate of             additional ADSs from the selling shareholders at the initial public offering price less the underwriting discounts and commissions to cover over-allotments of ADSs.
      See “Risk Factors” beginning on page 9 to read about risks you should consider before buying the ADSs.

			Proceeds,	Proceeds, before
	Initial public	Underwriting discounts	before expenses,	expenses, to the selling
	offering price	and commissions	to E-House	shareholders

Per ADS	$	$	$	$
Total	$	$	$	$
      The underwriters expect to deliver the ADSs evidenced by the ADRs against payment in U.S. dollars in New York, New York on                     , 2007.
      Neither the United States Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Credit Suisse	Merrill Lynch & Co.

The date of this prospectus is             , 2007

CHINA'S LARGEST REAL ESTATE AGENCY AND CONSULTING SERVICES COMPANY '04-'06

China Real Estate Top 10 Committee

Shenyang
Beijing
Tianjun
Jinan
Lianyungang
Xian
Zhengzhou
Nanjing
Shanghai
Chengdu
Wuhan
Hangzhou
Chongqing
Nanchang
Changsha
Fuzhou
Shenzhen
Macao
Hong kong
Haikou

UNPARALLELED GEOGRAPHIC COVERAGE AND NATIONAL NETWORK

- Real Estate Transactions Cover 29 Cities in China
- Extensive Network of Over 2,500 Employees
- 250,000 Members in the E-House Membership Club

E-HOUSE CHINA

◂◂Primary Real Estate Agency Services
◂◂Secondary Real Estate Brokerage Services
◂◂Real Estate Consulting and Information Services
COMPREHENSIVE SERVICE OFFERINGS SUPPORTED AND ENHANCED BY INDUSTRY RESEARCH AND PROPRIETARY CRIC SYSTEM
Systematic and Effective Training
Unparalleled Geographic and National Network
Experienced and Stable Management Team
Brand Recognition
Proprietary CRIC System and Dedicated Research Team
Integrated Provider Of A Full Range of Services
Net Income
(us$ mm)
20
15
10
5
0
3.5
3.0
5.0
11.1
18.1
2002
2003
2004
2005
2006
E-HOUSE CHINA

      No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the ADSs offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information in this prospectus is current only as of the date of this prospectus.
      Through and including             , 2007 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY
      The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our ADSs discussed under “Risk Factors,” before deciding whether to buy our ADSs.
Our Company
      We are a leading real estate services company in China based on scope of services, brand recognition and geographic presence. We provide primary real estate agency services, secondary real estate brokerage services as well as real estate consulting and information services. We were ranked as the largest real estate agency and consulting services company in China for three consecutive years from 2004 to 2006 by the China Real Estate Top 10 Committee, as measured by the number of transactions facilitated, transaction value and gross floor area, or GFA, of properties sold, and geographic coverage.
      We sold an aggregate of approximately 5.0 million square meters of primary properties with transaction value totaling approximately RMB42.0 billion ($5.4 billion) from 2001 to 2006. We operate through an extensive network of over 1,800 real estate sales professionals in 20 cities throughout China. Our service offerings are enhanced by our team of experienced and dedicated real estate research staff and our proprietary real estate information database and analysis system, which we refer to as China Real Estate Information Circle system, or CRIC system. We believe the CRIC system is the only information system that provides up-to-date, comprehensive and in-depth information covering residential and commercial real estate properties in all major regions in China. Our clients include leading domestic and international real estate developers. We have received numerous awards and accolades for our innovative and high-quality services, including “China’s Best Company” from the National Association of Real Estate Brokerage and Appraisal Companies in 2006, and the “Leading Brand Name in China’s Real Estate Services Industry” from the China Real Estate Top 10 Committee in 2006.
      We have experienced substantial growth since our inception in 2000 and became a leader in the real estate services market in Shanghai within two years of our inception. We have expanded our operations from Shanghai to 19 other cities throughout China. Our revenues grew from $31.2 million in 2004 to $56.0 million in 2006, representing a compound annual growth rate, or CAGR, of 34.0%, and our net income increased from $5.6 million in 2004 to $18.1 million in 2006, representing a CAGR of 80.0%. In 2006, we generated 81.6% of our revenues from our primary real estate agency services. We intend to continue to grow each existing line of our business and further expand our geographic reach and service offerings to serve the evolving needs of our clients and capture growth opportunities in the real estate service industry.
Industry Background
      China’s real estate industry has expanded rapidly in recent years as a result of the growth of the Chinese economy, accelerating trend toward urbanization, increasingly affluent urban population and governmental reforms in the real estate sector. According to CEIC Data Company Ltd., or CEIC, GFA of primary properties sold in China grew at a CAGR of 25.4% from 2001 to 2005 and primary property sales revenues grew at a CAGR of 37.9% during the same period.
      As the real estate industry in China grew, the professional real estate services industry emerged in the mid-90’s in response to the specialization and outsourcing trend in the industry and has since expanded considerably, particularly in recent years. According to the China Real Estate Top 10 Committee, revenues and GFA of the properties sold by real estate services industry increased from approximately RMB500 billion ($64.1 billion) and 85 million square meters, respectively, in 2004 to approximately RMB1 trillion ($128.2 billion) and 150 million square meters, respectively, in 2006. During the same period, the number of real estate services companies grew from approximately 16,000 to approximately 18,000.
      The real estate services industry in China has thus far consisted primarily of the marketing and sale of new properties, which we refer to as primary real estate agency business, with the secondary real estate brokerage currently representing a small but growing portion of the industry. The primary and secondary real estate services markets in China are competitive and fragmented. Competition is based on a real estate services company’s market reputation and its quality and range of services. The real estate consulting and information services market in China is at an early stage of development. These types of services are designed to provide tailored consulting services to assist developer clients in land acquisition, real estate development and marketing and sales, and to provide developers and other clients with consolidated and accurate real estate information covering a broad range of geographic markets and customized, timely and sophisticated analysis of real estate market data. We believe there is a strong demand for real estate consulting and information services given that information relating to land use rights or development projects is currently scattered among various sources with different levels of transparency.
Our Strengths, Strategies and Challenges
      We believe that the following competitive strengths have contributed to our success and differentiate us from our competitors:

•	a leading real estate services company with strong brand recognition;

•	unparalleled geographic coverage and national network;

•	core services supported by our proprietary CRIC system and dedicated research team;

•	systematic and effective training;

•	integrated provider of a full range of services; and

•	experienced and stable management team.
      Our goal is to be the leading real estate services company in China that provides a full range of services to meet the diverse and evolving needs of the real estate industry. Our primary strategies to achieve our goal include:

•	expand geographic reach and enhance brand recognition;

•	further grow each existing line of business;

•	expand service offerings and increase cross-selling opportunities; and

•	selectively pursue strategic acquisitions and alliances.
      The successful execution of our strategies is subject to certain risks and uncertainties that may materially affect us, including:

•	fluctuations in China’s real estate market;

•	uncertainty in the further development and expansion of the real estate services industry in China;

•	governmental regulations of the real estate industry in China; and

•	uncertainty in our ability to expand into and establish a leading position in new markets.
      Please see “Risk Factors” and other information included in this prospectus for a detailed discussion of these risks and uncertainties.
Corporate History and Structure
      We commenced operations in 2000 through Shanghai Real Estate Consultancy and Sales (Group) Co., Limited, or E-House Shanghai, a limited liability company established in China, and its subsidiaries and affiliates. One of the initial investors of E-House Shanghai was our chairman and chief executive officer, Mr. Xin Zhou. In August 2004, we established a holding company, E-House (China) Holdings Limited, or E-House, under the laws of the Cayman Islands. At the time of its incorporation, E-House was ultimately owned by a group of investors, including Mr. Zhou, who in December 2004 became owners of 100% interests in E-House Shanghai through a series of transfers. After these transfers, these investors had the same proportional ownership interests in E-House and E-House Shanghai. In April 2005, these investors sold their 100% interest in E-House Shanghai for $12.4 million to E-House Real Estate Ltd., or E-House BVI, a company organized under the laws of the British Virgin Islands and wholly owned by E-House. The purchase price was paid by E-House BVI in several installments in 2006, with funds contributed by E-House’s investors either directly or through their affiliates on their behalf. As a result, E-House Shanghai became a wholly owned subsidiary of E-House. In April 2006, E-House issued and sold an aggregate of 22,727,272 Series A preferred shares to a group of private equity investors. Please see “Principal and Selling Shareholders” for a list of our current principal shareholders.
      The following diagram illustrates our corporate structure, including our principal subsidiaries, as of July 10, 2007.

*	Wholly owned by Ber Jen Ko, the general manager in charge of our secondary brokerage services.

**	The following list sets forth E-House Shanghai’s subsidiaries and the percentage of its equity ownership interest in each subsidiary: (1) Shanghai Shenlan Real Estate Consultant and Marketing Co., Ltd. (76%), (2) Nanjing Jinyue Real Estate Consultant Co., Ltd. (91%), (3) Shanghai Urban Real Estate Broker Co., Ltd. (51%), (4) Fujian Jinyue Real Estate Consultant Co., Ltd. (70%), (5) Shenzhen E-house Real Estate Co., Ltd. (95%), (6) Shanghai E-house Real Estate Academy (90%), (7) Beijing Jinyue Real Estate Broker Co., Ltd. (90%), (8) Jinan Fangzouweiye Consultant Co., Ltd. (81%), (9) Shenyang E-house Real Estate Agent Co., Ltd. (81%), (10) Jinan Jinyue Real Estate Sales and Marketing Co., Ltd. (70%), (11) Wuhan E-house Investment Co., Ltd. (70%), (12) Zheng Zhou Jinyue Real Estate Investment Consultant Co., Ltd. (80%), (13) Changsha Jinyue Real Estate Sales Co., Ltd. (80%), (14) Jiangxi E-House Real Estate Sales Co., Ltd. (90%), (15) Shaanxi E-House Real Estate Investment Consultant Co., Ltd. (90%), (16) Chengdu E-House Real Estate Investment Consultant Co., Ltd. (100%) and (17) Chongqing E-house Investment Consultant Co., Ltd. (80%).
Corporate Information
      Our principal executive offices are located at 17/F, Merchandise Harvest Building (East), No. 333 North Chengdu Road, Shanghai, PRC 200041, People’s Republic of China. Our telephone number at this address is +(8621) 5298-0808. Our registered office in the Cayman Islands is located at the offices of M&C Corporate Services Limited, PO Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands. In addition, we have 19 branch offices in China, including Hong Kong and Macau. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.
      Investors should contact us for any inquiries through the address and telephone number of our principal executive offices. Our principal website is http://www.ehousechina.com. The information contained on our websites is not a part of this prospectus.

Conventions Which Apply To This Prospectus
      Unless otherwise indicated, all information in this prospectus reflects the following:

•	no exercise by the underwriters of their option to purchase up to additional ADSs representing ordinary shares; and

•	conversion of all outstanding preferred shares into 13,157,895 ordinary shares immediately prior to the closing of this offering.
      Except where the context otherwise requires and for purposes of this prospectus only:

•	“we,” “us,” “our company,” “our” and “E-House” refer to E-House (China) Holdings Limited, a Cayman Islands company, and its predecessor entities and its subsidiaries;

•	“China” or “PRC” refers to the People’s Republic of China, including Hong Kong and Macau;

•	“CRIC system” refers to China Real Estate Information Circle, our proprietary real estate information database and analyses system;

•	“shares” or “ordinary shares” refers to our ordinary shares, par value $0.001 per share, and “preferred shares” refers to our series A convertible and redeemable preferred shares;

•	“ADSs” refers to our American depositary shares, each of which represents one ordinary share, and “ADRs” refers to the American depositary receipts that evidence our ADSs;

•	“primary real estate market” refers to the market for newly constructed and completed residential and commercial real properties, “primary real estate agency services” refers to agency services provided for the primary real estate market, “secondary real estate market” refers to the market for all residential and commercial real properties other than those for sale in the primary real estate market, and “secondary real estate brokerage services” refers to brokerage services provided for the secondary real estate market;

•	“The China Real Estate Top 10 Committee” refers to a real estate market research task force jointly organized by the China Real Estate Association, the Enterprise Research Institute of Development Research Center of the State Council of PRC, the Institute of Real Estate Studies of Tsinghua University and the China Index Academy; and

•	all references to “RMB” or “Renminbi” are to the legal currency of China; and all references to “$,” “dollars,” “US$” and “U.S. dollars” are to the legal currency of the United States.

THE OFFERING
      The following information assumes that the underwriters will not exercise their option to purchase additional ADSs in the offering, unless otherwise indicated.

Offering price	We currently estimate that the initial public offering price will be between $ and $ per ADS.

ADSs offered by us	ADSs

ADSs offered by the selling shareholders	ADSs

Total ADSs offered in this offering	ADSs

ADSs outstanding immediately after this offering	ADSs

Ordinary shares outstanding immediately after this offering	ordinary shares

ADSs to ordinary share ratio	Each ADS represents one ordinary share.

The ADSs	The ADSs will be evidenced by American depositary receipts, or ADRs.

• The depositary will hold the shares underlying your ADSs. You will have rights as provided in the deposit agreement.

• If, however, we declare dividends on our ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our ordinary shares, after deducting its fees and expenses.

• You may turn in your ADSs to the depositary in exchange for ordinary shares. The depositary will charge you fees for any exchange.

• We may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs, you agree to be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the “Description of American Depositary Shares” section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Over-allotment option	We and the selling shareholders have granted to the underwriters an option, which is exercisable within 30 days from the date of this prospectus, to purchase up to an aggregate of additional ADSs.

Reserved ADSs	At our request, the underwriters have reserved for sale, at the initial public offering price, up to an aggregate of ADSs to certain directors, officers, employees and associates of our company through a directed share program. These reserved ADSs account for an aggregate of approximately % of the ADSs offered in the offering.

Use of proceeds	Our net proceeds from this offering are expected to be approximately $ million, assuming an initial public offering price per ADS of $ , which is the mid-point of the estimated public offering price range. We plan to use the net proceeds we receive from this offering to fund capital expenditures, including investing in our information and operational systems, and for general corporate purposes. See “Use of Proceeds” for additional information.

We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.

Timing and Settlement of ADS	The ADSs are expected to be delivered against payment on , 2007. The ADRs evidencing the ADSs will be deposited with a custodian for, and registered in the name of a nominee of, The Depository Trust Company, or DTC, in New York, New York. DTC, and its direct and indirect participants, will maintain records that will show the beneficial interests in the ADSs and facilitate any transfer of the beneficial interests.

Lock-up	We have agreed with the underwriters to a lock-up of shares for a period of 180 days after the date of this prospectus. In addition, our executive officers, directors and our existing shareholders have also agreed with the underwriters to a lock-up of their shares for a period of 180 days after the date of this prospectus. See “Shares Eligible For Future Sale” and “Underwriting.”

Listing	We have applied to have the ADSs listed on the New York Stock Exchange under the symbol “EJ.” The ADSs will not be listed on any other exchange or traded on any automated quotation system. Our ordinary shares will not be listed or quoted for trading on any stock exchange or any automated quotation system.

Depositary	JPMorgan Chase Bank, N.A.

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of risks you should carefully consider before investing in our ADSs.
      The number of ordinary shares that will be outstanding immediately after this offering:

•	assumes the conversion of all outstanding preferred shares into 13,157,895 ordinary shares immediately prior to the completion of this offering;

•	assumes the underwriters’ over-allotment option is not exercised;

•	excludes 736,364 restricted shares and ordinary shares issuable upon the exercise of options outstanding as of July 10, 2007, at a weighted average price of $4.20 per share; and

•	excludes ordinary shares reserved for future issuances under our share incentive plan.

OUR SUMMARY CONSOLIDATED FINANCIAL DATA
      The following summary consolidated statement of operations data for the years ended December 31, 2004, 2005 and 2006 and balance sheet data as of December 31, 2006 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our audited consolidated financial statements have been prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP, and have been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm. The summary consolidated statement of operations data for the three months ended March 31, 2006 and 2007 and the summary consolidated balance sheet data as of March 31, 2007 have been derived from our unaudited financial statements included elsewhere in this prospectus and have been prepared on the same basis as our audited consolidated financial data. The unaudited financial information includes all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the periods presented. Our historical results do not necessarily indicate results expected for any future periods. In addition, our unaudited results for the three months ended March 31, 2007 may not be indicative of our results for the full year ending December 31, 2007. You should read the following information in conjunction with our consolidated financial statements and related notes, “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

				For the Three Months Ended
	For the Year Ended December 31,			March 31,

	2004	2005	2006	2006	2007

	(in thousands of $, except share, per share and per ADS data)
Consolidated Statement of Operations Data:
Revenues	31,198	38,661	55,999	3,965	16,042
Cost of revenues	(9,844)	(10,818)	(10,244)	(1,297)	(2,361)
Selling, general and administrative expenses	(14,299)	(13,250)	(21,322)	(4,395)	(7,798)
Income (loss) from operations	7,055	14,593	24,433	(1,727)	5,883
Minority interests	686	(268)	(355)	(26)	144
Net income (loss)	5,589	11,148	18,107	(1,344)	4,402
Earnings per share
Basic	$0.11	$0.22	$0.27	$(0.03)	$0.06
Diluted	$0.11	$0.22	$0.27	$(0.03)	$0.06
Earnings per ADS(1)
Basic	$0.11	$0.22	$0.27	$(0.03)	$0.06
Diluted	$0.11	$0.22	$0.27	$(0.03)	$0.06
Weighted average number of ordinary shares used in per share calculations:
Basic	50,000,000	50,000,000	50,000,000	50,000,000	50,000,000
Diluted	50,000,000	50,000,000	67,372,353	50,000,000	72,771,502

(1)	Each ADS represents one ordinary share.

		As of March 31, 2007
	As of December 31,
	2006	Actual	As adjusted(1)

	(in thousands of $)
Consolidated Balance Sheet Data:
Cash and cash equivalents	24,306	23,078
Total assets	89,430	97,298
Total current liabilities	28,751	31,792
Mezzanine equity	24,828	24,828
Total shareholders’ equity	32,370	37,130

(1)	Our consolidated balance sheet data as of March 31, 2007 is adjusted to give effect to (i) the automatic conversion of all of our outstanding preferred shares into 13,157,895 ordinary shares immediately prior to the closing of this offering and (ii) the issuance and sale of ordinary shares in the form of ADSs by us in this offering, assuming an initial public offering price of $ per ADS, the midpoint of the estimated range of the initial public offering price, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and assuming no exercise of the underwriters’ over-allotment option. A US$1.00 increase (decrease) in the assumed initial public offering price of $ per ADS would increase (decrease) the amounts representing cash and cash equivalents, total assets and total shareholders’ equity by $ .

RISK FACTORS
      You should consider carefully all of the information in this prospectus, including the risks and uncertainties described below, before making an investment in our ADSs. Any of the following risks could have a material adverse effect on our business, financial condition and results of operations. In any such case, the market price of our ADSs could decline, and you may lose all or part of your investment.
RISKS RELATED TO OUR BUSINESS

Our business is susceptible to fluctuations in the real estate market of China, especially in certain areas of eastern China where a significant portion of our operations are concentrated.
      We conduct our real estate services business primarily in China. Our business depends substantially on the conditions of the PRC real estate market. Demand for private residential property in China has grown rapidly in recent years but such growth is often coupled with volatility in market conditions and fluctuation in property prices. For example, the rapid expansion of the property market in major provinces and cities in China in the early 1990s, such as Shanghai, Beijing and Guangdong Province, led to an oversupply in the mid-1990s and a corresponding fall in property values and rentals in the second half of the decade. Since the late 1990s, property prices and the number of new property development projects have been generally increasing in major cities. Fluctuations of supply and demand in China’s real estate market are caused by economic, social, political and other factors. To the extent fluctuations in the real estate market adversely affect real estate transaction volumes or prices, our financial condition and results of operations may be materially and adversely affected. As a significant portion of our operations is concentrated in Shanghai, Jiangsu Province and Zhejiang Province, where we generated in the aggregate approximately 82.9%, 63.1% and 44.8% of our total revenues in 2004, 2005 and 2006, respectively, decrease in demand or property prices or any other adverse developments in these regions may materially and adversely affect our total real estate transaction volumes and average selling prices, which may in turn adversely affect our revenues and results of operations.

Our business may be materially and adversely affected by government measures aimed at China’s real estate market.
      The real estate industry in China is subject to government regulations. In recent years, the real estate markets in a number of major cities in China have experienced rapid and significant growth. The PRC government has responded with a series of administrative measures to restrain what it perceived as unsustainable growth in the real estate market. Specific administrative and credit-control measures introduced by the PRC government since 2003 include, among others, the following:

•	requiring real estate developers to fund with their internal resources 35% rather than 20% of the total projected capital outlays of any property development;

•	restricting credit availability based on the criteria that monthly housing expense, including mortgage payments and property service fees, to 50% of an individual borrower’s monthly income, and limiting all monthly debt service payments of an individual borrower to 55% of his or her monthly income; and

•	tightening regulations governing mortgage lending and restricting approval of areas for new development.
      In 2006, the State Council and other related government agencies introduced additional measures to further curtail the property sector growth, including, among others:

•	requiring that at least 70% of the land approved by a local government for residential property development for any given year be used for developing low- to medium-cost and small- to medium-size units and low-cost rental properties;

•	requiring that at least 70% of the total development and construction area of residential projects approved, or construction of which commenced, on or after June 1, 2006 within each city or county consist of units with a floor area of less than 90 square meters per unit;

•	increasing the minimum down payment from 20% to 30% of the purchase price for property with a unit floor area of 90 square meters or more; and

•	imposing a business tax on the proceeds from re-sale of properties held for less than five years.
      In July 2006, several government agencies issued an official opinion, signaling the pending implementation of measures to limit investment by overseas entities or individuals in the real estate sector in China. In December 2006, the State Administration of Taxation issued a circular, effective February 1, 2007, requiring real estate developers to settle and clear all land appreciation tax payments as required by existing law.
      These and possible future measures taken by the PRC government aimed at maintaining long-term stability of the real estate market may result in short-term downward adjustments and uncertainty in the market. Our business may be materially and adversely affected as a result of decreased transaction volumes that may follow these adjustments or market uncertainty.

The real estate services industry in China is relatively new and rapidly evolving, and if this industry does not develop or mature as quickly as we expect, the growth and success of our business may be materially and adversely affected.
      Our development has depended, and will continue to depend, substantially on the growth of the real estate services industry in China, which is relatively new. We cannot predict the rate of growth, if any, of this industry. The development of the real estate services industry depends on, among others, property developers’ continuing outsourcing of non-core sales and other functions to professional real estate services companies, and the continued use by property sellers and buyers of real estate agency services in China and in specific regions where we operate. The failure of the real estate services industry to develop rapidly may materially and adversely affect the growth and success of our business.

If the value of our brand or image diminishes, it could have a material adverse effect on our business and results of operations.
      We believe our “E-House” brand is associated with a leading integrated real estate services company with consistent high-quality services among both property developers and individual property buyers in China. Our brand is integral to our sales and marketing efforts. Our continued success in maintaining and enhancing our brand and image depends to a large extent on our ability to satisfy customer needs by further developing and maintaining quality of services across our operations, as well as our ability to respond to competitive pressures. If we are unable to satisfy customer needs or if our public image or reputation were otherwise diminished, our business transactions with our customers may decline which could in turn adversely affect our results of operations.

We may not be able to successfully execute our strategy of expanding into new geographical markets in China, which could have a material adverse effect on our business and results of operations.
      We plan to continue to expand our business into new geographical areas in and outside China. As China is a large and diverse market, consumer trends and demands may vary significantly by region and our experience in the markets in which we currently operate may not be applicable in other parts of China. As a result, we may not be able to leverage our experience to expand into other parts of China. When we enter new markets, we may face intense competition from companies with greater experience or an established presence in the targeted geographical areas or from other companies with similar expansion targets. In addition, our business model may not be successful in new and untested markets and markets with a different legal and business environment, such as Hong Kong and Macau. Therefore, we may not be able to grow our revenues in new cities we enter into while incurring substantial costs.

If we cannot manage our growth, our operating results or profitability could be adversely affected.
      We have experienced substantial growth since our inception. We increased our revenues and our net income from $31.2 million and $5.6 million, respectively, in 2004 to $56.0 million and $18.1 million, respectively, in 2006, and we intend to continue to expand our operations. This expansion has placed, and will continue to place, substantial demands on our managerial, operational, technological and other resources. Our planned expansion will also place significant demands on us to maintain the quality of our services to ensure that our brand does not suffer as a result of any deviations, whether actual or perceived, in the quality of our services. In order to manage and support our growth, we must continue to improve our existing operational, administrative and technological systems and our financial and management controls, and recruit, train and retain additional qualified real estate service professionals as well as other administrative and sales and marketing personnel, particularly as we expand into new markets. We may not be able to effectively and efficiently manage the growth of our operations, recruit and retain qualified personnel and integrate new expansion into our operations. As a result, our quality of service may deteriorate and our reputation may suffer.

We may lose our competitive advantage if we fail to maintain and improve our proprietary CRIC system or prevent disruptions or failure in the performance of our CRIC system.
      We have devoted substantial resources to developing, maintaining and updating our CRIC system. Our ability to provide consistent high-quality services and maintain our competitive advantage relies in large part on the CRIC system to provide up-to-date information and additional value-added features and services. If we fail to maintain and improve the quality and functionalities of the CRIC system, the system will become outdated and we may lose our competitive advantage.
      Any frequent or recurring disruption or failure in the performance of our CRIC system could also adversely affect the quality of our services and damage our reputation and our effort to successfully market the CRIC system. Our system is vulnerable to damage or interruption as a result of power loss, telecommunications failures, computer viruses, fires, floods, earthquakes, hacking or other attempts to disrupt our systems, and similar events. Our servers, which are located in Shanghai, may also be vulnerable to break-ins, sabotage and vandalism. Our disaster recovery planning does not account for all possible scenarios. If we experience frequent or persistent system failures, the quality of our services and our reputation could be harmed. The steps we need to take to increase the reliability of our CRIC system and to maintain complete backup may be costly, which could reduce our operating margin, and such steps may not reduce the frequency or duration of system failures and service interruptions.

If we are unable to compete successfully, our financial condition and results of operations may be harmed.
      We operate in the primary real estate agency services market, secondary real estate brokerage services market and real estate consulting and information services market. We encounter intense competition in each of these markets on a national, regional or local level. Competition in the industry is primarily based on quality of services, brand name recognition, geographic coverage, commission rates and range of services. As compared to property development, providing real estate services does not require significant capital commitments. This low entry barrier allows new competitors to enter our markets with relative ease. New and existing competitors may offer competitive rates, greater convenience or superior services, which could attract customers away from us, resulting in lower revenues for our operations. Competition among real estate services companies may cause a decrease in commission rates we receive and higher costs to attract or retain talented employees.
      Although we are one of the largest real estate services companies in China, our relative competitive position varies significantly by service type and geographic area. We may not be able to continue to compete effectively, maintain our current fee arrangements or margin levels or that we will not encounter increased competition. Many of our competitors are local or regional firms such as World Union Real Estate Consultancy (China) Ltd. and Hopefluent Group Holdings Limited, whose aggregate business may be smaller than ours but which may be more established and have greater market presence and brand name recognition on a local or regional basis. We are also subject to competition from other large national and international firms such as Jones Lang LaSalle and Century 21 China Real Estate. These firms may have more financial or other resources than us. If we fail to compete effectively, our business operations and financial condition will suffer.
      In addition to our competition from traditional real estate services providers, the advent of the Internet has introduced new ways of providing real estate services, as well as new entrants and competitors in our industry. If we are not successful in developing a strategy to address the challenges and to capture the business opportunities presented by technological changes and the emergence of e-business, our business, financial condition or results of operations could be harmed.

Our results of operations and cash flows may fluctuate due to seasonal variations in the real estate market, the non-recurring nature of our primary real estate agency services, billing cycles and unpredictable development cycles.
      Our operating income and earnings have historically been substantially lower during the first quarter than other quarters. This results from the relatively low level of real estate activity during the winter and the Chinese New Year holiday period, which normally falls within the first quarter each year.
      We generated 95.2%, 89.2% and 81.6% of our total revenues from primary real estate agency services in 2004, 2005 and 2006, respectively. Although we are expanding our service offerings, we expect to continue to rely on primary real estate agency services to generate a significant portion of our revenues for the foreseeable future. Revenues from primary real estate agency services are typically generated on a project-by-project basis and are non-recurring in nature. This may contribute to the fluctuations in our period-to-period operation results.
      We typically enter into agency agreements with developers shortly before they are expected to obtain permits to sell their newly developed properties. However, the timing of obtaining these sales permits varies from project to project and is subject to uncertain and potentially lengthy delays as developers need to obtain a series of other permits and approvals related to the development before obtaining the sales permit. It is therefore difficult to predict the interval between the time we sign these agency agreements and the time we launch the sale for the projects. In addition, as we typically settle the payment of our commissions with our developer clients at the end of a sales period, which typically lasts several months, our working capital levels are affected by the time lag between the time we actually make sales, bill our clients and collect the commissions owed to us. This makes it difficult for us to forecast revenues and cash flows and increases period-to-period fluctuations, which could cause the price of our ADSs to fluctuate or decline or adversely affect our working capital levels.

Our reliance on a concentrated number of property developers may materially and adversely affect us.
      In 2004, 2005 and 2006, revenues derived from services we rendered to the top 10 clients in each of those years accounted for approximately 68.5%, 54.0% and 48.3%, respectively, of our total revenues. In the future, these property developers, all of which are independent third parties, may not continue to engage our services at the same level, or at all. Should these property developers terminate or substantially reduce their business with us and we fail to find alternative property developers to provide us with revenue-generating business, our financial condition and results of operations may be materially and adversely affected.

Our ability to successfully sell the properties we contract to sell may be materially and adversely affected if any of these properties experience significant quality defects, negative publicity or other problems.
      Our developer clients are responsible for the quality of the properties we contract to sell. If any of these properties experiences significant quality defects, negative publicity or other problems, our ability to successfully sell the property may be materially and adversely affected and our reputation may also be harmed. This may in turn adversely affect our long-term ability to attract buyers for the properties we are contracted to sell.

If we fail to hire, train and retain qualified managerial and other employees, our business and results of operations could be materially and adversely affected.
      We place substantial reliance on the real estate industry experience and knowledge of our senior management team as well as their relationships with other industry participants. Mr. Xin Zhou is particularly important to our future success due to his substantial experience and reputation in the real estate industry. We do not carry, and do not intend to procure, key person insurance on any of our senior management team. The loss of the services of one or more members of our senior management team due to their departure or otherwise could hinder our ability to effectively manage our business and implement our growth strategies. Finding suitable replacements for our current senior management could be difficult, and competition for such personnel of similar experience is intense. If we fail to retain our senior management, our business and results of operations could be materially and adversely affected.
      Our employees manage our operations and interact with our customers on a daily basis. They are critical to maintaining the quality and consistency of our services and our brand and reputation. It is important for us to attract qualified managerial and other employees who have experience in real estate related services and are committed to our service approach. There may be a limited supply of qualified individuals in some of the cities in China where we have operations and other cities into which we intend to expand. We must hire and train qualified managerial and other employees on a timely basis to keep pace with our rapid growth while maintaining consistent quality of services across our operations in various geographic locations. We must also provide continuous training to our managerial and other employees so that they are equipped with up-to-date knowledge of various aspects of our operations and can meet our demand for high-quality services. If we fail to do so, the quality of our services may decrease in one or more of the markets where we operate, which in turn, may cause a negative perception of our brand and adversely affect our business.

Any failure to protect our brand, trademarks and other intellectual property rights could have a negative impact on our business.
      We believe our brand, trademarks and other intellectual property rights are critical to our success. Any unauthorized use of our brand, trademarks and other intellectual property rights could harm our competitive advantages and business. Historically, China has not protected intellectual property rights to the same extent as the United States or the Cayman Islands, and infringement of intellectual property rights continues to pose a serious risk of doing business in China. Monitoring and preventing unauthorized use is difficult. The measures we take to protect our intellectual property rights may not be adequate. Furthermore, the application of laws governing intellectual property rights in China and abroad is uncertain and evolving, and could involve substantial risks to us. If we are unable to adequately protect our brand, trademarks and other intellectual property rights, we may lose these rights and our business may suffer materially.
      Our continuing reliance on our CRIC system depends in large part on retaining our proprietary rights in the CRIC system. We have imposed contractual obligations on employees and consultants and have taken other precautionary measures to maintain the confidentiality of our proprietary information and restricted the use of the proprietary information other than for the company’s benefit. If our employees and consultants do not honor their contractual obligations and misappropriate our database and other proprietary information, our business would suffer as a result.
      As the right to use Internet domain names is not rigorously regulated in China, other companies have incorporated in their domain names elements similar in writing or pronunciation to the “E-House” trademark or its Chinese equivalent. This may result in confusion between those companies and our company and may lead to the dilution of our brand value, which could adversely affect our business.

Copyright infringement and other intellectual property claims against us may adversely affect our business and our ability to operate our CRIC system.
      We have collected and compiled in the library of our CRIC system real estate related news articles, reports, floor plans, architectural drawings, maps, and other document and information prepared by third parties. We have signed an agreement with a news consolidator to obtain the right to use and reproduce copyright protected news and articles. We cannot assure you that the agreement covers all the copyright holders of news articles and reports in our library, that right holders to drawings, maps and other proprietary documents will not make infringement claims against us, or that we will not be subject to potential other copyright infringement claims. Moreover, we have in the past been subject to claims by individuals claiming rights in certain of the maps, drawings and documents made available on the CRIC system or otherwise provided to our clients. Any claims against us, with or without merit, could be time-consuming and costly to defend or litigate, divert our management’s attention and resources or result in loss of goodwill associated with our brand, and any judgments against us in such suits, or related settlements, could have a material impact on our ability to operate or market our CRIC system, harm our reputation and have a material adverse affect on our results of operation. If a lawsuit against us is successful, we may be required to pay damages or enter into royalty or license agreements that may not be based upon commercially reasonable terms, or we may be unable to enter into such agreement at all. As a result, the scope of our library we offer to our clients could be reduced, which could adversely affect the usefulness of our CRIC system.

If we fail to obtain or keep licenses and permits applicable to real estate brokerages, we may incur significant financial penalties and other government sanctions.
      Due to the broad geographic scope of our operations and the wide variety of real estate services we perform, we are subject to numerous national, regional and local laws and regulations specific to the services we perform. If we fail to properly file records or to obtain or maintain the licenses and permits for conducting our businesses, the relevant branch office or subsidiary may be ordered to cease conducting the relevant real estate services and be subject to warning, fines and revocation of its licenses. As the size and scope of real estate sale transactions have increased significantly during the past several years, both the difficulty of ensuring compliance with the multiple levels of licensing regimes and the possible loss resulting from non-compliance have increased.
      In addition to the licenses for our operations, our secondary real estate brokers are required to have the requisite qualification licenses to engage in secondary real estate brokerage services. These licenses must be renewed every one or two years. We are not certain that our secondary real estate brokers can obtain or renew these licenses in a timely manner, if at all. As the State Administration for Industry & Commerce, or its local counterparts, will only issue a license to us to set up and operate a secondary real estate brokerage storefront in certain cities when the storefront has at least five licensed real estate brokers, our business could suffer if our secondary real estate brokers are unable to obtain or renew these qualification licenses in those cities.

We may be subject to liabilities in connection with real estate brokerage activities.
      As a licensed real estate broker, we and our licensed employees are subject to statutory obligations not to sell properties that fail to meet the statutory sales conditions or provide false statements on the conditions of any property in any advertisement. We must present clients with relevant title certificates or sales permits of the properties and the related letter of authorization. Failure to fulfill these obligations could subject us or our employees to litigation from parties who purchased, sold or leased properties we brokered. We or our employees may become subject to claims by other participants in real estate transactions claiming that we or our employees did not fulfill our statutory obligations as brokers. See “Regulations.”

If we fail to maintain an effective system of internal controls over financial reporting, we may not be able to accurately report our financial results or prevent fraud.
      We will be subject to reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, adopted rules requiring every public company to include a management report on such company’s internal controls over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal controls over financial reporting. In addition, an independent registered public accounting firm must attest to and report on management’s assessment of the effectiveness of the company’s internal controls over financial reporting. These requirements will first apply to our annual report on Form 20-F for the fiscal year ending on December 31, 2008. Our management may conclude that our internal controls over our financial reporting are not effective. Moreover, even if our management concludes that our internal controls over financial reporting is effective, our independent registered public accounting firm may still decline to attest to our management’s assessment or may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. Our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future.
      Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. As a result, during the audits of our consolidated financial statements for 2004 to 2006, our independent auditors identified a number of control deficiencies, including material weaknesses, in our internal control over financial reporting, as defined in Audit Standard No. 2 of the Public Company Accounting Oversight Board. The material weaknesses identified by our independent auditors consisted of (i) our inadequate financial reporting and accounting resources and expertise necessary to comply with U.S. GAAP and SEC reporting requirements, and (ii) our lack of formal accounting policies or procedures, which may result in misapplication and inconsistent accounting treatment across reporting periods.
      We have begun the process to remediate these material weaknesses and other deficiencies by, among other measures, implementing additional control procedures, reinforcing the existing controls and recruiting additional finance and accounting personnel. For example, we have hired additional staff with U.S. GAAP experience and engaged external consultants to assist in implementing our accounting policies and procedures. We plan to remedy our material weaknesses and other control deficiencies in time to meet the deadline imposed by Section 404 of the Sarbanes-Oxley Act. If we fail to timely achieve and maintain the adequacy of our internal controls, we may not be able to conclude that we have effective internal controls over financial reporting. Moreover, effective internal controls over financial reporting are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to achieve and maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of our ADSs. Furthermore, we anticipate that we will incur considerable costs and devote significant management time and efforts and other resources to comply with Section 404 of the Sarbanes-Oxley Act.
RISKS RELATED TO DOING BUSINESS IN CHINA
          Adverse changes in economic and political policies of the PRC government could have a material adverse effect on overall economic growth in China, which could adversely affect our business.
      We conduct substantially all of our business operations in China. As the real estate sector could be highly sensitive to business and personal discretionary spending levels, it tends to decline during general economic downturns. Accordingly, our results of operations, financial condition and prospects are subject to a significant degree to economic developments in China. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past 30 years, growth has been uneven across different periods, regions and among various economic sectors of China. The PRC government has implemented various measures to encourage economic development and guide the allocation of resources. While some of these measures benefit the overall PRC economy, they may have a negative effect on the real estate industry in China.
      The PRC government also exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Since late 2003, the PRC government implemented a number of measures, such as increasing the People’s Bank of China’s statutory deposit reserve ratio and imposing commercial bank lending guidelines that had the effect of slowing the growth of credit availability. These actions, as well as future actions and policies of the PRC government, could materially affect the Chinese economy and slow the growth of the real estate market in China.
          Uncertainties with respect to the Chinese legal system could adversely affect us.
      We conduct our business primarily through our subsidiaries in China. Our operations in China are governed by PRC law and regulations. Our subsidiaries are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws applicable to foreign-invested enterprises. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system and recently-enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.
          Governmental control of currency conversion may affect the value of your investment.
      The PRC government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in RMB. Under our current structure, our income will be primarily derived from dividend payments from our PRC subsidiaries. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries and our affiliated entity to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency dominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the PRC State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, for most capital account items, approval from appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of bank loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.
          Fluctuation in the value of the RMB may have a material adverse effect on your investment.
      The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and foreign exchange regime and policy adopted by the PRC government. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a managed band based on market supply and demand and by reference to a basket of certain foreign currencies. This change in policy has resulted in an approximately 5.7% appreciation of the RMB against the U.S. dollar between July 21, 2005 and December 31, 2006. Our revenues and costs are mostly denominated in the RMB, and a significant portion of our financial assets are also denominated in the RMB. We rely entirely on dividends paid to us by our subsidiaries in China. Any significant fluctuations of the exchange rate between the RMB and the U.S. dollar may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. Any fluctuations of the exchange rate between the RMB and the U.S. dollar could also result in foreign currency translation losses for financial reporting purposes.
          Recent PRC regulations relating to the establishment of offshore special purpose companies by PRC domestic residents may limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to us, or otherwise adversely affect us.
      SAFE issued a public notice in October 2005 requiring PRC domestic residents to register with the local SAFE branch before establishing or controlling any company outside of China for the purpose of capital financing with assets or equities of PRC companies, referred to in the notice as an “offshore special purpose company.” PRC domestic residents who are shareholders of offshore special purpose companies and have completed round trip investments but did not make foreign exchange registrations for overseas investments before November 1, 2005 were retroactively required to register with the local SAFE branch before March 31, 2006. PRC resident shareholders are also required to amend their registrations with the local SAFE in certain circumstances. We are aware that our PRC domestic resident shareholders subject to the SAFE registration requirement have registered with the Shanghai SAFE branch and are in the process of amending certain applicable registrations with the Shanghai SAFE. However, due to the uncertainty of the interpretation and implementation of the regulation, we cannot assure you that all of our shareholders who are PRC residents will be in full compliance with the regulation. These shareholders may fail to properly make SAFE registrations as required by the SAFE notice or future shareholders of our company who are PRC domestic residents may fail to comply with the registration procedures set forth in the SAFE notice. While such failure to comply with SAFE registration procedures would not cause us to cease operations, it may limit our ability to contribute additional capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute dividends to our company or otherwise adversely affect our business.
          We rely principally on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries entities to make payments to us could have a material adverse effect on our ability to conduct our business.
      We are a holding company, and we rely principally on dividends from our subsidiaries in China for our cash requirements, including any debt we may incur. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside a certain amount of its after-tax profits each year, if any, to fund certain statutory reserves. These reserves are not distributable as cash dividends. Furthermore, if our subsidiaries in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements we currently have in place in a manner that would materially and adversely affect our subsidiaries’ ability to pay dividends and other distributions to us. Any limitation on the ability of our subsidiaries to distribute dividends or other payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business.
      Under the current PRC law, dividend payments to foreign investors by foreign-invested enterprises, or FIEs, are exempt from PRC withholding tax. However, under the new Enterprise Income Tax Law which will become effective on January 1, 2008, dividends payable by an FIE to its foreign investors will be subject to a withholding tax which may be as high as 20%. Our PRC subsidiaries, such as E-house

Shanghai, Shanghai CRIC Information Technology Co. Ltd and Shanghai Cityrehouse Real Estate Agency., Ltd., are considered FIEs under applicable PRC law. Although the new law provides for the possibility of withholding tax exemption or reduction for China-sourced income of FIEs, the PRC tax authorities have not promulgated any detailed implementation rules. Our financial position could be adversely affected if the dividend withholding tax is implemented, the announced withholding tax rate is higher than expected, or the withholding taxes on the China-sourced income of our PRC subsidiaries is not exempted or reduced.
          PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC operating subsidiaries.
      In utilizing the proceeds of this offering in the manner described in “Use of Proceeds,” as an offshore holding company of our PRC operating subsidiaries, we may make loans to our PRC subsidiaries, or we may make additional capital contributions to our PRC subsidiaries. Any loans to our PRC subsidiaries are subject to approval by relevant governmental authorities in China. See “Regulation — Regulations on Loans to and Direct Investment in PRC Entities by Offshore Holding Companies.”
      We may also decide to finance our subsidiaries by means of capital contributions. According to the relevant PRC regulations on foreign-invested enterprises in China, depending on the amount of total investment, capital contributions to foreign-invested enterprises in China are subject to approval by the PRC Ministry of Commerce or its local branches. We may not obtain these government approvals on a timely basis, if at all, with respect to future capital contributions by us to our subsidiaries. If we fail to receive such approvals, our ability to use the proceeds of this offering and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.
          Our business benefits from tax-related government incentives and discretionary policies. Expiration of, or changes to, these incentives or policies could have a material adverse effect on our operating results.
      For 2005 and 2006, E-House Shanghai enjoyed a reduced 15% enterprise income tax rate, while most of our other PRC subsidiaries were subject to a 33% enterprise income tax rate. On March 16, 2007, the National People’s Congress, the Chinese legislature, passed a new Enterprise Income Tax Law, which is scheduled to take effect on January 1, 2008. The new law applies a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises. There will be a transition period for enterprises, whether foreign-invested or domestic, which currently receive preferential tax treatments granted by relevant tax authorities. Enterprises that are subject to an enterprise income tax rate lower than 25% may continue to enjoy the lower rate and gradually transfer to the new tax rate within five years after the effective date of the new law. Enterprises that are currently entitled to exemptions or reductions from the standard income tax rate for a fixed term may continue to enjoy such treatment until the fixed term expires. As a result, E-House Shanghai’s tax rate and income tax expense may increase over time.
      Under the new Enterprise Income Tax Law, enterprises that are established under the laws of foreign countries or regions and whose “de facto management bodies” are located within the PRC territory are considered PRC resident enterprises, and will be subject to the PRC enterprise income tax at the rate of 25% on their worldwide income. However, the new law does not define the term “de facto management bodies.” Substantially all of our management are currently located in China, and if they remain located in China after January 1, 2008, the effective date of the new law, our offshore holding companies may be considered PRC resident enterprises and therefore be subject to the PRC enterprise income tax at the rate of 25% on their worldwide income. This may increase our tax expenses and adversely affect our results of operations.
      Various local governments in China have provided discretionary preferential tax treatments to us. However, at any time, these local governments may decide to reduce or eliminate these preferential tax treatments. Furthermore, these local implementations of tax laws may be found in violation of national laws or regulations and we may be subject to retroactive imposition of higher taxes as a result. Starting from year 2007, we are required under Financial Accounting Standards Board Interpretation No. 48 to accrue taxes for these contingencies. The change in accounting requirement for reporting tax contingencies, any reduction or elimination of these preferential tax treatments and any retroactive imposition of higher taxes could have an adverse effect on our results of operations.
          The approval of the China Securities Regulatory Commission, or the CSRC, may be required in connection with this offering under a recently adopted PRC regulation. The regulation also establishes more complex procedures for acquisitions conducted by foreign investors which could make it more difficult to pursue growth through acquisitions.
      On August 8, 2006, six PRC regulatory agencies, namely, the PRC Ministry of Commerce, the State Assets Supervision and Administration Commission, or SASAC, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC and SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rule, which became effective on September 8, 2006. This New M&A Rule requires offshore special purpose vehicles, or SPVs, that are controlled by PRC companies or residents and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies to obtain CSRC approval prior to publicly listing their securities on an overseas stock exchange. On September 21, 2006, the CSRC published a notice on its website specifying the documents and materials that SPVs are required to submit when seeking CSRC approval for their listings outside of China.
      Our PRC counsel, Jin Mao Law Firm, has advised us that, based on their understanding of the new M&A Rule as well as the procedures announced on September 21, 2006:

•	The CSRC has not issued any definitive rule or interpretation to date concerning whether offerings like ours under this prospectus are subject to the new procedures; and

•	In spite of the above, as we completed our restructuring before September 8, 2006, the effective date of the New M&A Rule, the New M&A Rule does not require us to submit an application to the CSRC for its approval of the listing and trading of our ADSs on the New York Stock Exchange, unless we are clearly required to do so by any new rules issued by the CSRC.
      If CSRC approval for this offering is required but is not obtained, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in the PRC, delay or restrict the repatriation of the proceeds from this offering into the PRC, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, as well as the trading price of our ADSs. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of the ADSs offered by this prospectus.
      The New M&A Rule also established additional procedures and requirements that are expected to make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, or that approval from the Ministry of Commerce be obtained where an overseas company established or controlled by a PRC enterprise or a PRC resident acquires an affiliated domestic company. We may grow our business in part by acquiring other real estate service businesses. Complying with the requirements of the New M&A Rule to complete such transactions could be time-consuming, and any required approval processes, including Ministry of Commerce approval, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

          The national and regional economies in China and our prospects may be adversely affected by a recurrence of SARS or an outbreak of other epidemics, such as avian flu.
      Some regions in China, including the cities where we operate, are susceptible to epidemics such as Severe Acute Respiratory Syndrome, or SARS. Past occurrences of epidemics, depending on their scale of occurrence, have caused different degrees of damage to the national and local economies in China. A recurrence of SARS or an outbreak of any other epidemics in China, such as the H5N1 avian flu, especially in the cities where we have operations, may result in material disruptions to property development in China and corresponding disruptions to our sales and marketing, which in turn will adversely affect our financial condition and results of operations.
RISKS RELATED TO OUR ADSS AND THIS OFFERING
          There has been no public market for our ordinary shares or ADSs prior to this offering, and you may not be able to resell our ADSs at or above the price you paid, or at all.
      Prior to this initial public offering, there has been no public market for our ordinary shares or ADSs. We have applied to list our ADSs on the New York Stock Exchange. Our ordinary shares will not be listed or quoted for trading on any exchange. If an active trading market for our ADSs does not develop after this offering, the market price and liquidity of our ADSs will be materially and adversely affected.
      The initial public offering price for our ADSs will be determined by negotiations between us and the underwriters and may bear no relationship to the market price for our ADSs after the initial public offering. We cannot assure you that an active trading market for our ADSs will develop or that the market price of our ADSs will not decline below the initial public offering price.
The market price for our ADSs may be volatile.
      The market price for our ADSs may be volatile and subject to wide fluctuations in response to factors including the following:

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates by securities research analysts;

•	conditions in the real estate industries;

•	changes in the economic performance or market valuations of other real estate services companies;

•	announcements by us or our competitors of new products, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	addition or departure of key personnel;

•	fluctuations of exchange rates between the RMB and U.S. dollar or other foreign currencies;

•	potential litigation or administrative investigations;

•	release of lock-up or other transfer restrictions on our outstanding ADSs or ordinary shares or sales of additional ADSs; and

•	general economic or political conditions in China.
      In addition, the securities markets in the United States, China and elsewhere have from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our ADSs.

          You will experience immediate and substantial dilution in the net tangible book value of ADSs purchased.
      The initial public offering price per ADSs will be substantially higher than the net tangible book value per ADS prior to the offering. Consequently, when you purchase ADSs in the offering at an assumed initial public offering price of $              , you will incur immediate dilution of $              per ADS. See “Dilution.”
          We may need additional capital, and the sale of additional ADSs or other equity securities could result in additional dilution to our shareholders.
      We believe that our current cash and cash equivalents, anticipated cash flow from operations and the proceeds from this offering will be sufficient to meet our anticipated cash needs for the foreseeable future. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. It is uncertain whether financing will be available in amounts or on terms acceptable to us, if at all.
          Substantial future sales of our ADSs in the public market, or the perception that these sales could occur, could cause the price of our ADSs to decline.
      Additional sales of our ordinary shares in the public market after this offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline. Upon completion of this offering, we will have               ordinary shares outstanding. All shares sold in this offering will be freely transferable without restriction or additional registration under the Securities Act of 1933. The remaining ordinary shares outstanding after this offering will be available for sale, upon the expiration of the 180-day lock-up period beginning from the closing of this offering, subject to volume and other restrictions as applicable under Rule 144 under the Securities Act. Any or all of these shares may be released prior to expiration of the lock-up period at the discretion of the lead underwriters for this offering. To the extent shares are released before the expiration of the lock-up period and these shares are sold into the market, the market price of our ADSs could decline.
      In addition, certain holders of our ordinary shares after the completion of this offering will have the right to cause us to register the sale of those shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the public market could cause the price of our ADSs to decline.
          Our corporate actions are substantially controlled by Xin Zhou, our co-founder, chairman and chief executive officer.
      Following this offering, Xin Zhou will beneficially own approximately             % of our outstanding shares or             % if the underwriters exercise their option to purchase additional ADSs in full, and Xin Zhou is currently and is expected to remain an affiliate within the meaning of the Securities Act after the offering. Accordingly, Mr. Zhou will have significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders, including those who purchase shares in this offering.

          You may not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise your right to vote.
      Except as described in this prospectus and in the deposit agreement, holders of our ADSs will not be able to exercise voting rights attaching to the shares evidenced by our ADSs on an individual basis. Holders of our ADSs will appoint the depositary or its nominee as their representative to exercise the voting rights attaching to the shares represented by the ADSs. You may not receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.
          You may not be able to participate in rights offerings and may experience dilution of your holdings as a result.
      We may from time to time distribute rights to our shareholders, including rights to acquire our securities. Under the deposit agreement for the ADSs, the depositary will not offer those rights to ADS holders unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act of 1933, as amended, or the Securities Act, or exempt from registration under the Securities Act with respect to all holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or underlying securities or to endeavor to cause such a registration statement to be declared effective. In addition, we may not be able to take advantage of any exemptions from registration under the Securities Act. Accordingly, holders of our ADSs may be unable to participate in our rights offerings and may experience dilution in their holdings as a result.
          You may be subject to limitations on transfer of your ADSs.
      Your ADSs represented by the ADRs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.
          You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited, because we are incorporated under Cayman Islands law, conduct substantially all of our operations in China and all of our officers reside outside the United States.
      We are incorporated in the Cayman Islands and wholly own a company incorporated in the British Virgin Islands. We conduct substantially all of our operations in China through the subsidiaries in China wholly owned by this British Virgin Islands company. All of our officers reside outside the United States and some or all of the assets of those persons are located outside of the United States. As a result, it may be difficult or impossible for you to bring an original action against us or against these individuals in a Cayman Islands or PRC court in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. For more information regarding the relevant laws of the Cayman Islands and China, see “Enforceability of Civil Liabilities.”
      Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2004 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.
      As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.
          Our management will have considerable discretion as to the use of the net proceeds from this offering.
      We have not allocated the majority of the net proceeds we will receive from this offering to any particular purpose. Rather, our management will have considerable discretion in the application of the net proceeds received by us. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. The net proceeds may be used for corporate purposes that do not improve our efforts to maintain profitability or increase our share price. The net proceeds from this offering may be placed in investments that do not produce income or that lose value.
          We may be classified as a passive foreign investment company, which could result in adverse United States federal income tax consequences to U.S. holders.
      We do not expect to be considered a “passive foreign investment company,” or PFIC, for United States federal income tax purposes for our taxable year ending December 31, 2007. However, we must make a separate determination each year as to whether we are a PFIC and we cannot assure you that we will not be a PFIC for either our taxable year ending December 31, 2007 or for any future taxable year. A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. The market value of our assets will depend in large part on the market price of our ADSs and ordinary shares, which is likely to fluctuate after this offering. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. If we are treated as a PFIC for any taxable year during which U.S. holders hold ADSs or ordinary shares, certain adverse United States federal income tax consequences could apply to U.S. holders. See “Taxation — United States Federal Income Taxation — Passive Foreign Investment Company.”

FORWARD-LOOKING STATEMENTS
      This prospectus contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.
      You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include:

•	our anticipated growth strategies;

•	our future business development, results of operations and financial condition;

•	expected changes in our revenues and certain cost or expense items;

•	our ability to attract clients and further enhance our brand recognition; and

•	trends and competition in the real estate services industry.
      You should read thoroughly this prospectus and the documents that we refer to in this prospectus with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. Other sections of this prospectus include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.
      You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS
      We estimate that we will receive net proceeds from this offering of approximately $               million or approximately $               million if the underwriters exercise their option to purchase additional ADSs in full, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. These estimates are based upon an assumed initial offering price of $               per ADS, the mid-point of the range shown on the front cover page of this prospectus. A US$1.00 increase (decrease) in the assumed initial public offering price of $               per ADS would increase (decrease) the net proceeds of this offering by $               million, assuming the sale of                ADSs at $               per ADS, the midpoint of the estimated range of the initial public offering price shown on the front cover page of this prospectus and after deducting underwriting discounts and commissions and the estimated offering expenses payable by us.
      The primary purposes of this offering are to create a public market for our shares for the benefit of all shareholders, retain talented employees by providing them with equity incentives, and obtain additional capital. We intend to use the net proceeds we will receive from this offering as follows:

•	approximately $20.0 million to fund capital expenditure, including approximately $10.0 million to fund opening of new secondary storefronts and approximately $10.0 million to invest in our information and operational systems;

•	approximately $5.0 million to expand our sales and marketing efforts; and

•	the balance for general corporate purposes, including funding possible acquisitions of complementary businesses, although we are not currently negotiating any such transactions.
      As of the date of this prospectus, we cannot specify with certainty the particular uses for the net proceeds we will receive upon the completion of this offering. Accordingly, our management will have significant discretion in applying the net proceeds we will receive from the offering.
      The foregoing represents our current intentions to use and allocate the net proceeds of this offering based upon our present plans and business conditions. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus.
      Pending use of the net proceeds, we intend to hold our net proceeds in demand deposits or invest them in interest-bearing government securities.
      We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.

DIVIDEND POLICY
      We declared and paid dividends to holders of our ordinary shares in the amount of $0.10, $0.07 and $0.08 per share, respectively, for 2004, 2005 and 2006. However, we have no present plan to declare and pay any dividends on our shares or ADSs in the near future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.
      We are a holding company incorporated in the Cayman Islands. We rely on dividends from our subsidiaries in China. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside a certain amount of its accumulated after-tax profits each year, if any, to fund certain statutory reserves. These reserves may not be distributed as cash dividends. Further, if our subsidiaries in China incur debt on their own behalf, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us.
      Our board of directors has complete discretion as to whether to distribute dividends, subject to the approval of our shareholders. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

CAPITALIZATION
      The following table sets forth our capitalization as of March 31, 2007:

•	on an actual basis;

•	on an as adjusted basis to reflect the automatic conversion of all of our outstanding preferred shares into 13,157,895 ordinary shares automatically upon the closing of this offering, and the sale of ordinary shares in the form of ADSs by us in this offering at an assumed initial public offering price of per share, the midpoint of the estimated range of the initial public offering price after deducting the underwriting discounts and commissions and the estimated offering expenses payable by us.
      You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of March 31, 2007

	Actual	As adjusted(1)

	(in thousands of $, except
	share and per share data)
Debt:
Guaranteed	10,344
Secured	901
Minority interest	2,208
Series A preferred shares, US$0.001 par value, 22,727,272 shares authorized, issued and outstanding on an actual basis	24,828
Shareholders’ equity:
Ordinary shares, US$0.001 par value, 57,272,728 shares authorized, 50,000,000 shares issued and outstanding on an actual basis, and shares issued and outstanding as adjusted	50
Additional paid-in capital	18,472
Retained earnings	17,182
Accumulated other comprehensive income	1,426
Total shareholders’ equity(2)	37,130

Total capitalization(2)	75,411

(1)	The as adjusted information discussed above is illustrative only. Our additional paid-in capital, total shareholders’ equity and total capitalization following the completion of this offering are subject to adjustment based on the actual initial public offering price and other terms of this offering determined at pricing.

(2)	Assuming the number of ADSs offered by us as set forth on the cover page of this prospectus remains the same, and after deduction of underwriting discounts and commissions and the estimated offering expenses payable by us, a $1.00 increase (decrease) in the assumed initial public offering price of $ per ADS would increase (decrease) each of additional paid-in capital, total shareholders’ equity and total capitalization by $ million.

DILUTION
      Our net tangible book value as of               , 2007 was approximately $               per share, and $               per ADS. Net tangible book value per share represents the amount of total tangible assets, minus the amount of total liabilities, divided by the total number of ordinary shares outstanding. Dilution is determined by subtracting net tangible book value per ordinary share from the assumed public offering price per ordinary share.
      Without taking into account any other changes in such net tangible book value after               , 2007, other than to give effect to (i) the conversion of all of our preferred shares into ordinary shares, which will occur automatically upon the closing of this offering, and (ii) our sale of the               ADSs offered in this offering, at an assumed initial public offering price of $              per ADS, the midpoint of the estimated public offering price range, and after deduction of underwriting discounts and commissions and the estimated offering expenses payable by us (assuming the over-allotment option is not exercised), our pro forma net tangible book value at               , 2007 would have been $               per outstanding ordinary share, including ordinary shares underlying our outstanding ADSs, or $               per ADS. This represents an immediate increase in net tangible book value of $               per ordinary share, or $               per ADS, to existing shareholders and an immediate dilution in net tangible book value of $               per ordinary share, or $               per ADS, to purchasers of ADSs in this offering.
      The following table illustrates the dilution on a per ordinary share basis assuming that the initial public offering price per ordinary share is $              and all ADSs are exchanged for ordinary shares:

Assumed initial public offering price per ADS	$
Net tangible book value per ordinary share as of December 31, 2006	$
Increase in net tangible book value per ordinary share attributable to price paid by new investors	$
Pro forma net tangible book value per ordinary share after the offering	$

Amount of dilution in net tangible book value per ordinary share to new investors in the offering	$

Amount of dilution in net tangible book value per ADS to new investors in the offering	$

      A $1.00 increase (decrease) in the assumed public offering price of $               per ADS would increase (decrease) our pro forma net tangible book value after giving effect to the offering by $               million, the pro forma net tangible book value per ordinary share and per ADS after giving effect to this offering by $               per ordinary share and per ADS and the dilution in pro forma net tangible book value per ordinary share and per ADS to new investors in this offering by $               per ordinary share and per ADS, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and the estimated offering expenses payable by us.

      The following table summarizes, on a pro forma basis as of               , 2007, the differences between the shareholders as of               , 2007 and the new investors with respect to the number of ordinary shares purchased from us, the total consideration paid and the average price per ordinary share paid at an assumed initial public offering price of $               per ADS before deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us. The total number of ordinary shares does not include               ADSs issuable pursuant to the exercise of the over-allotment option granted to the underwriters. The pro forma information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

	Ordinary Shares						Average
	Purchased			Total Consideration			Price Per	Average
							Ordinary	Price Per
	Number	Percent		Amount	Percent		Share	ADS

Existing shareholders			%	$		%	$	$
New investors

Total			%	$		%

      The discussion and tables above also assume no exercise of any outstanding stock options. As of               , 2007, there were               ordinary shares issuable upon exercise of outstanding stock options at a weighted average exercise price of $               per share, and there were               ordinary shares available for future issuance upon the exercise of future grants under our share incentive plan. To the extent that any of these options are exercised, there will be further dilution to new investors.

EXCHANGE RATE INFORMATION
      Our business is conducted in China and substantially all of our revenues are denominated in RMB. However, periodic reports made to shareholders will be expressed in U.S. dollars using the then current exchange rates. This prospectus contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of RMB into U.S. dollars in this prospectus is based on the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this prospectus were made at a rate of RMB7.7232 to $1.00, the noon buying rate in effect as of March 30, 2007. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On July 9, 2007, the noon buying rate was RMB7.6055 to $1.00.
      The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this prospectus or will use in the preparation of our periodic reports or any other information to be provided to you. The source of these rates is the Federal Reserve Bank of New York.

	Noon Buying Rate

Period	Period End	Average(1)	Low	High

	(RMB Per $1.00)
2002	8.2800	8.2770	8.2800	8.2669
2003	8.2767	8.2772	8.2800	8.2765
2004	8.2765	8.2768	8.2774	8.2764
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
2007
January	7.7714	7.7876	7.8127	7.7705
February	7.7410	7.7502	7.7632	7.7410
March	7.7232	7.7369	7.7454	7.7232
April	7.7090	7.7247	7.7345	7.7090
May	7.6516	7.6773	7.7065	7.6463
June	7.6120	7.6333	7.6680	7.6120
July (through July 9)	7.6055	7.6012	7.6055	7.5948

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

ENFORCEABILITY OF CIVIL LIABILITIES
      We were incorporated in the Cayman Islands in order to enjoy the following benefits:

•	political and economic stability;

•	an effective judicial system;

•	a favorable tax system;

•	the absence of exchange control or currency restrictions; and

•	the availability of professional and support services.
      However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include:

•	the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors; and

•	Cayman Islands companies may not have standing to sue before the federal courts of the United States.
      Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.
      All of our operations are conducted in China, and substantially all of our assets are located in China. A majority of our officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.
      We have appointed CT Corporation System, 111 Eighth Avenue, New York, NY 10011, as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.
      Maples and Calder, our counsel as to Cayman Islands law, and Jin Mao Law Firm, our counsel as to PRC law, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands and China, respectively, would:

•	recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.
      Maples and Calder has further advised us that a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar charges, may be subject to enforcement proceedings as a debt in the courts of the Cayman Islands under the common law doctrine of obligation.
      Jin Mao Law Firm has further advised us that the recognition and enforcement of foreign judgments are provided for under PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions.

SELECTED CONSOLIDATED FINANCIAL DATA
Our Selected Consolidated Financial Data
      The following selected consolidated financial information for the periods and as of the dates indicated should be read in conjunction with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.
      Our selected consolidated balance sheet data as of December 31, 2004 were derived from our audited consolidated statements that are not included in this prospectus. Our selected consolidated financial data presented below for the years ended December 31, 2004, 2005 and 2006 and our balance sheet data as of December 31, 2005 and 2006 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our audited consolidated financial statements are prepared in accordance with U.S. GAAP, and have been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm. The report of Deloitte Touche Tohmatsu CPA Ltd. on our consolidated financial statements as of December 31, 2005 and 2006 and for each of the three years in the period ended December 31, 2006 is included elsewhere in this prospectus.
      The selected consolidated statement of operations data for the years ended December 31, 2002 and 2003 and consolidated balance sheet data as of December 31, 2002 and 2003 have been derived from our unaudited consolidated financial statements, which are not included in this prospectus. The selected consolidated statement of operations data for the three months ended March 31, 2006 and 2007 and the selected consolidated balance sheet data as of March 31, 2007 have been derived from our unaudited financial statements included elsewhere in this prospectus and have been prepared on the same basis as our audited consolidated financial data. The unaudited financial information includes all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the periods presented. In addition, our unaudited results for the three months ended March 31, 2007 may not be indicative of our results for the full year ending December 31, 2007.

						For the Three Months Ended
	For the Year Ended December 31,					March 31,

	2002	2003	2004	2005	2006	2006	2007

	(in thousands of $, except share, per share and per ADS data)
Consolidated Statement of Operations Data:
Revenues	12,256	13,842	31,198	38,661	55,999	3,965	16,042
Cost of revenues	(3,465)	(3,311)	(9,844)	(10,818)	(10,244)	(1,297)	(2,361)
Selling, general and administrative expenses	(5,282)	(6,422)	(14,299)	(13,250)	(21,322)	(4,395)	(7,798)
Income (loss) from operations	3,509	4,109	7,055	14,593	24,433	(1,727)	5,883
Minority interests	—	(50)	686	(268)	(355)	(26)	144
Net income (loss)	3,527	3,046	5,589	11,148	18,107	(1,344)	4,402
Earnings per share
Basic	$0.07	$0.06	$0.11	$0.22	$0.27	$(0.03)	$0.06
Diluted	$0.07	$0.06	$0.11	$0.22	$0.27	$(0.03)	$0.06
Earnings per ADS(1)
Basic	$0.07	$0.06	$0.11	$0.22	$0.27	$(0.03)	$0.06
Diluted	$0.07	$0.06	$0.11	$0.22	$0.27	$(0.03)	$0.06
Weighted average number of ordinary shares used in per share calculations:
Basic	50,000,000	50,000,000	50,000,000	50,000,000	50,000,000	50,000,000	50,000,000
Diluted	50,000,000	50,000,000	50,000,000	50,000,000	67,372,353	50,000,000	72,771,502
Cash dividends declared per ordinary share	$—	$0.05	$0.10	$0.07	$0.08	$0.08	$—

(1)	Each ADS represents one ordinary share.
     The following table presents a summary of our consolidated balance sheet data as of December 31, 2002, 2003, 2004, 2005 and 2006 and as of March 31, 2007:

	As of December 31,
						As of March 31,
	2002	2003	2004	2005	2006	2007

						(in thousands
	(in thousands of $)					of $)
Consolidated Balance Sheet Data:
Cash and cash equivalents	10,036	7,689	10,071	12,712	24,306	23,078
Total assets	18,237	20,135	54,159	48,231	89,430	97,298
Total current liabilities	13,407	14,583	40,785	39,895	28,751	31,792
Mezzanine equity	—	—	—	—	24,828	24,828
Total shareholders’ equity	4,830	5,381	9,807	5,242	32,370	37,130

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
      You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Selected Consolidated Financial Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.
Overview
      We are a leading real estate services company in China based on scope of services, brand recognition and geographic presence. We provide primary real estate agency services, secondary real estate brokerage services as well as real estate consulting and information services. For the years 2001 through 2006, we sold an aggregate of approximately 5.0 million square meters of primary properties with total transaction value of approximately RMB42.0 billion ($5.4 billion). We were ranked as the largest real estate agency and consulting services company in China for three consecutive years from 2004 to 2006 by the China Real Estate Top 10 Committee, as measured by the number of transactions facilitated, transaction value and GFA of properties sold and geographic coverage.
      We have experienced substantial growth in recent years while maintaining profitability. We became a leader in the real estate services market in Shanghai within two years of our inception and have since expanded our operations from Shanghai to 19 other cities throughout China. Meanwhile, our revenues grew from $31.2 million in 2004 to $56.0 million in 2006, representing a CAGR of 34.0%, and our net income increased from $5.6 million in 2004 to $18.1 million in 2006, representing a CAGR of 80.0%.
Factors Affecting Our Results of Operations
      Our operating results are subject to general conditions typically affecting the real estate services industry, including changes in governmental policies and laws affecting real estate and real estate financing, uneven economic growth and development across different regions of China, supply of and demand for housing and other types of property in local markets, entry barriers and competition from other real estate services companies and increases in operating costs and expenses due to inflation and other factors. Unfavorable changes in any of these general conditions could negatively affect our transaction volume and the transaction value of the properties whose sale we facilitate and otherwise adversely affect our results of operations. Our operating results are more directly affected by company-specific factors, including our revenue growth and ability to effectively manage our operating costs and expenses.
      Revenues. In 2006, we generated total revenues of $56.0 million. We currently derive our revenues from three service lines: primary real estate agency services, secondary real estate brokerage services, and real estate consulting and information services. Our revenues are presented net of PRC business taxes and related surcharges. The following table sets forth the revenues generated by each of our three business lines, both as an amount and as a percentage of total revenues for the periods indicated.

							For the Three Months Ended
	For the Year Ended December 31						March 31

	2004		2005		2006		2006		2007

	$	%	$	%	$	%	$	%	$	%

	(in thousands except percentages)
Revenues:
Primary real estate agency services	29,709	95.2	34,502	89.2	45,708	81.6	3,076	77.6	12,742	79.4
Secondary real estate brokerage services	699	2.3	361	1.0	3,846	6.9	367	9.3	1,842	11.5
Real estate consulting and information services	790	2.5	3,798	9.8	6,445	11.5	522	13.1	1,458	9.1

Total revenues	31,198	100.0	38,661	100.0	55,999	100.0	3,965	100.0	16,042	100.0

      Primary Real Estate Agency Services. Revenues from our primary real estate agency services have constituted, and are expected in the foreseeable future to constitute, the substantial majority of our total revenues. Our primary real estate agency services mainly consist of marketing and sale of new properties for developer clients. We earn sales commissions based on terms negotiated with our developer clients, which vary from project to project. Each of our agency contracts specifies commission rates that are expressed as percentages of transaction value. We define the transaction value of any project as the aggregate of the sales proceeds of all property units we have sold for the project. For certain projects, we are able to negotiate additional commissions payable upon our achieving specified sales targets in terms of GFA or average selling price of properties sold. The majority of our agency contracts stipulate that our developer clients are responsible for the cost of promotion and advertising, either by paying the costs directly or reimbursing us for promotion and advertising costs we incur. The other form of agency contracts provide for higher commission rates for us, in exchange for which we are required to bear all promotion and advertising costs.
      We recognize revenues from our primary real estate agency services upon facilitating each “successful sale” of a property unit. “Successful sale” is defined in individual contracts with our developer clients to mean completion of various significant steps, which typically include the property purchaser’s execution of the sales contract and delivery of the down payment as well as the registration of the sales contract with relevant governmental authorities. We typically settle the payment of our commissions with our developer clients at the end of a sales period based on successful sales achieved during the period, which typically lasts several months. The time lag between the time we actually make sales, bill our clients and collect the commissions owed to us, which we believe is typical of the real estate agency business in China, is reflected in our accounts receivable and has from time to time resulted in our operating with negative cash flows.
      Revenues from our primary real estate agency services are significantly affected by the following operating measures that are widely used in the primary real estate agency services industry and appear throughout this prospectus:

•	total GFA of the properties we sell;

•	total transaction value of the properties we sell; and

•	commission rates.
      In recent years, our revenue growth has been driven primarily by increased GFA and transaction value of the properties we sold. The total GFA of the properties whose sale we facilitate is largely affected by real estate market conditions in China in general and local market conditions in particular, our ability to market and sell our services to property developers, our developer clients’ property development and sales schedule and our ability to market and sell these properties. The total transaction value of the properties we sell is the aggregate sales proceeds of all the properties we have sold and, therefore, is affected by the total GFA and the average selling price of properties we sell. Our commission rates are based on individually negotiated contracts with our developer clients, which are typically affected by our ability to market and sell our services to developers, competitive pressure and developers’ perception of the level of difficulty of selling the properties. As our sales commissions are determined based on the transaction value of the properties we sell and our commission rates, any increase or decrease of the transaction value or our average commission rates may affect our revenues from primary real estate agency services.
      Secondary Real Estate Brokerage Services. Revenues from our secondary real estate brokerage services were insignificant until 2006, when we made a strategic decision to expand our business into secondary real estate brokerage services. In April 2006, we acquired Shanghai City Rehouse Real Estate Agency Co., Ltd, a leading real estate brokerage company in Shanghai, for approximately $0.4 million. In June 2006, we acquired E-House International Estate Agency Limited, which engages in secondary real estate brokerage services in Hong Kong and Macau for approximately $1.4 million. Under applicable PRC law, we are permitted to represent both the seller and the purchaser and are entitled to receive up to 1% of the transaction value as sales commission from each side in a secondary real estate sales transaction. In major cities, we typically represent both the seller and the purchaser in accordance with customary practice. For rental units, we are permitted under applicable PRC law to charge one-time commissions ranging from 50% to 100% of the contracted monthly rent for facilitating rental transactions. In Shanghai, the maximum commission rate is 70% of the contracted monthly rent for facilitating rental transactions. For our secondary real estate brokerage services in Hong Kong and Macau, we normally charge one-time commissions based on negotiations. We recognize our commissions as revenue when the sales or rental contract is executed by all the parties to the contract, at which point we have fulfilled our obligations in connection with the sales or rental transaction.
      Revenues from our secondary real estate brokerage services are significantly affected by real estate policies affecting the secondary real estate market, the number of sales transactions we facilitate, the aggregate transaction value of the properties we facilitate and commission rates. The number of sales transactions we facilitate depends in large part on our network of storefronts, our brand recognition, our ability to attract a large number of potential sellers and purchasers, our ability to obtain information on potential sales leads and the quality of our services. Our commissions may be lower than the maximum rate permissible under PRC laws and regulations, as a result of negotiations with individual parties and in response to competition.
      Real Estate Consulting and Information Services. Revenues from our real estate consulting and information services have accounted for a small but growing portion of our total revenues. With the buildup of our industry expertise and growth of our brand since 2005, we have been engaged by a growing number of clients for consulting projects related to land acquisition, strategic alliance, product development and marketing strategy. As we expand into new geographic regions and strengthen our position as the leading service provider in the real estate industry, we expect to continue expand our consulting services.
      We provide real estate consulting services in relation to land acquisition and property development. We generally agree to a fixed fee arrangement conditional upon the delivery of a final product, such as closing a land acquisition transaction or providing a market study report. The contractual period is usually between one and six months. We recognize revenue on consulting services when we have completed our performance obligations under the service contract, the customer accepts the contract deliverable and the payment terms are no longer contingent.
      We began to sell online subscriptions to our proprietary CRIC system in the latter half of 2006. These subscriptions allow subscribers to search information in our CRIC system and generate analytical reports. Subscription fees vary depending on the search level, number of terminals, number or cities covered and level of access. We receive subscription fees on an annual basis starting at the beginning of the subscription period and recognize revenues ratably over the subscription period. We are investing our resources in the development of more premium and customized subscriptions packages.
      Revenues from our real estate consulting services are significantly affected by our industry knowledge and expertise, the scope and depth of our services and demand for our services. Revenues from our real estate information services depend primarily on the number of subscriptions to our CRIC system and unit subscription fees. The number of subscriptions we sell is in turn affected by our marketing efforts, our continuous improvement of the CRIC system, and our ability to update and enhance the information on a timely basis.
      Cost of Revenues. Our cost of revenues primarily consists of costs directly attributable to our primary real estate agency services. These direct costs primarily include salaries and commissions of sales and support staff, and costs of rental, utility and consumable products for our on-site sales offices. For those projects where we are contractually responsible for project marketing and advertising costs, we include those costs in cost of revenue.
      Selling, General and Administrative Expenses. Our selling, general and administrative expenses primarily consist of compensation and benefits for our corporate office employees expenses incurred in promoting our brand and services, costs of third-party professional services, costs related to industry research and the development of our CRIC system, rental payments relating to office and administrative functions and depreciation and amortization of property and equipment used in our corporate offices. Since 2006, our selling, general and administrative expenses have also included overhead expenses for our secondary real estate brokerage operations, which include compensation for our sales and administrative staff, rental costs for brokerage storefronts and administrative offices, marketing promotion and other administrative expenses. We expect that our selling, general and administrative expenses will increase in the near term as we hire additional personnel and incur additional costs in connection with the expansion of our business and with being a publicly traded company.
      Our selling, general and administrative expenses also include share-based compensation expenses. We have adopted a share incentive plan and have granted options under the Plan. We have adopted Statement of Financial Accounting Standard, or SFAS, No. 123 (revised 2004), “Share-Based Payment” or SFAS No. 123(R), under which share-based compensation expenses will be recognized, generally over the vesting period of the award based on the fair value of the award on the grant date.
      Our selling, general and administrative expenses also include gains from sale of properties held for sale. In 2004, we elected to purchase the remaining unsold residential and commercial units of a real estate development project for which we acted as sales agent and intended to sell those units in the near future. The total purchase cost of these properties was $8.0 million. We recorded a gain from the sale of a portion of these properties in the amount of $377,457 and $194,229, respectively, in 2005 and 2006. The remaining unsold portion of these properties was recorded as properties held for sale in our consolidated balance sheets.
     Taxation
      We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands. Dividends from our PRC subsidiaries are currently exempt from withholding tax under the PRC law. However, under China’s new Enterprise Income Tax Law, effective from January 1, 2008, the dividend withholding tax may be as high as 20%. Although the new law provides for the possibility of withholding tax exemption or reduction for China-sourced income of our PRC subsidiaries, the PRC tax authorities have not promulgated any detailed implementation rules. Our current holding structure does not provide for any further treaty relief. Dividends from our Hong Kong and Macau subsidiaries are exempt from withholding tax as long as after-tax profits are distributed.
      Our subsidiaries in China are subject to business tax and related surcharges by various local tax authorities at rates ranging from 5.0% to 5.6% on revenues generated from providing services. In addition, our subsidiaries in China are generally subject to the standard enterprise income tax rate, which currently is 33%. However, some of our subsidiaries are subject to lower enterprise income tax rates due to preferential tax treatments granted by local tax authorities. For example, our wholly owned subsidiary, E-House Shanghai, enjoyed a 5% tax assessed on total revenues for the year 2004 when its place of registration was in the Songjiang District of Shanghai. When it changed its place of registration to the Pudong New District of Shanghai in 2005, it became subject to a 15% enterprise income tax assessed on income before tax, which was the prevailing income tax rate for that jurisdiction.
      On March 16, 2007, the National People’s Congress, the Chinese legislature, passed a new enterprise income tax law, which is scheduled to take effect on January 1, 2008. The new law applies a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises. There will be a transition period for enterprises, whether foreign-invested or domestic, which currently receive preferential tax treatments granted by relevant tax authorities. Enterprises that are subject to an enterprise income tax rate lower than 25% may continue to enjoy the lower rate and gradually transfer to the new tax rate within five years after the effective date of the new law. Enterprises that are currently entitled to exemptions or reductions from the standard income tax rate for a fixed term may continue to enjoy such treatment until the fixed term expires. As a result, E-House Shanghai’s income tax rate may increase over time. Under the new tax law, our PRC subsidiaries that are currently subject to a 33% enterprise income tax rate will be subject to a 25% enterprise income tax rate beginning January 1, 2008.
      Under the new Enterprise Income Tax Law, enterprises that are established under the laws of foreign countries or regions and whose “de facto management bodies” are located within the PRC territory are considered PRC resident enterprises, and will be subject to the PRC enterprise income tax at the rate of 25% on their worldwide income. However, the new law does not define the term “de facto management bodies.” Substantially all of our management are currently located in China, and if they remain located in China after January 1, 2008, the effective date of the new law, our offshore holding companies may be considered PRC resident enterprises and therefore be subject to the PRC enterprise income tax at the rate of 25% on their worldwide income.
      Our operation in Hong Kong is subject to a profit tax at the rate of 17.5% on assessable profit determined under relevant Hong Kong tax regulations.
Critical Accounting Policies
      We prepare our financial statements in conformity with U.S. GAAP, which require us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates.
      An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements. We believe that the following accounting policies involve a higher degree of judgment and complexity in their application and require us to make significant accounting estimates. The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this prospectus.
Revenue Recognition

We recognize revenues when there is persuasive evidence of an arrangement, delivery has occurred, sales price is fixed or determinable, and collectibility is reasonably assured.
      Revenues are recorded, net of sales related taxes.

      We provide sales agency service for primary real estate developers. For primary real estate agency service, we recognize the commission revenue when a successful sale of property has occurred and upon completing the services required to execute a successful sale without further contingency. A successful sale is defined in each agency contract and is usually achieved after the property buyer has executed the purchase contract, made the required down payment, and the purchase contract has been registered with the relevant government authorities. We may also be entitled to earn additional revenue on the agency services if certain sales and other performance targets are achieved, such as average sale price over a pre-determined period. These additional agency service revenues are recognized when we have accomplished the required targets.
      We provide brokerage service for secondary real estate sale and rental transactions. For secondary real estate brokerage service, we recognize revenue upon execution of a transaction agreement between the buyer/lessee and the seller/ lessor for which we act as the broker.
      We provide real estate consulting services to customers in relation to land acquisition and property development. Generally we will agree to a fixed fee arrangement conditional upon the delivery of a final product (such as closing a land acquisition transaction or providing a market study report). The contractual period is usually one and six months. We recognize revenue on consulting services when we have completed our performance obligations under the service contract, the customer accepts the contract deliverable and the payment terms are no longer contingent.
      We also sell subscriptions to our proprietary CRIC system for which revenues are recognized ratably over the subscription period, which is usually six to twelve months.
Share-based Compensation

SFAS No. 123R requires us to use a fair-value based method to account for share-based compensation. Accordingly, share-based compensation is measured at the grant date, based on the fair value of the award, and is recognized as expense over the employees’ requisite service period. Total compensation cost in 2006 was $16,806. We did not issue any share-based awards prior to 2006.
      Determining the value of our share based compensation expense in future periods requires the input of highly subjective assumptions, including the expected life of the share-based payment awards, estimated forfeitures and the price volatility of the underlying shares. The assumptions used in calculating the fair value of share-based payment awards represent management’s best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and we use different assumptions, our share-based compensation expense could be materially different in the future. For example, as of December 31, 2006, there was approximately $588,000 of total unrecognized compensation cost related to unvested share options, which was expected to be recognized over a weighted-average period of 2.9 years. If our assumption of the expected forfeiture rate changed from the current estimate of zero to 10%, total share-based compensation expense to be recognized over this period would decrease by approximately $115,000. A 1% change in any of the other assumptions would not have a material impact on the results of operations in the year ended December 31, 2006.
Goodwill Valuation

We test goodwill for possible impairment on an annual basis as of January 1 of each year and at any other time if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Our two reporting units are the secondary real estate brokerage unit and the primary real estate agency and consulting service unit.
      The impairment test for goodwill is a two-step process. Step one consists of a comparison of the fair value of a reporting unit with its carrying amount, including the goodwill allocated to the reporting unit. Measurement of the fair value of a reporting unit is based on one or more fair value measures. These measures involve significant management judgment and as a result are subject to change.

      If the carrying amount of the reporting unit exceeds the fair value, step two requires the fair value of the reporting unit to be allocated to the underlying assets and liabilities of that reporting unit, resulting in an implied fair value of goodwill. If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss equal to the excess is recorded.
      The fair value of each reporting unit is determined by analysis of discounted cash flows. The significant assumptions regarding our future operating performance are revenue growth rates, discount rates and terminal multiple. If any of these assumptions changes, the estimated fair value of our reporting units will change, which could affect the amount of goodwill impairment charges, if any. For example, if the discount rate we use increases by 1%, the fair value of our primary real estate agency and real estate consulting and information service segment would decrease by approximately $3.5 million, but would not have an impact on the carrying value of goodwill.
      We may incur goodwill impairment charges in the future although we cannot predict whether this will occur when we perform our goodwill impairment test each year.
Income Taxes

We currently have deferred tax assets resulting from net operating loss carryforwards and deductible temporary differences, all of which are available to reduce future taxes payable in our significant tax jurisdictions. The largest component of our deferred tax assets are operating loss carryforwards generated by our PRC subsidiaries due to their historical operating losses. In assessing whether such deferred tax assets can be realized in the future, we need to make judgments and estimates on the ability of each of our PRC subsidiaries to generate taxable income in future years. To the extent that we believe that it is more likely than not that some portion or the entire amount of deferred tax assets will not be realized, we establish a valuation allowance to offset the deferred tax assets. As of December 31, 2006, we recognized a valuation allowance against our net operating loss carryforwards of $994,564. If we subsequently determine that all or a portion of the carryforwards are more likely than not to be realized, the valuation allowance will be released, which will result in a tax benefit in our consolidated statements of operations.
Results of Operations
      The following table sets forth a summary of our consolidated results of operations for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

				For the Three Months
				Ended
	For the Year Ended December 31,
				March 31,	March 31,
	2004	2005	2006	2006	2007

	(in thousands of $)
Consolidated Statement of Operations Data:
Revenues	31,198	38,661	55,999	3,965	16,042
Cost of revenues	(9,844)	(10,818)	(10,244)	(1,297)	(2,361)
Selling, general and administrative expenses	(14,299)	(13,250)	(21,322)	(4,395)	(7,798)

Income from operations	7,055	14,593	24,433	(1,727)	5,883

Other income (expense):
Interest expense	(444)	(639)	(594)	(153)	(153)
Interest income	39	63	206	11	63
Other income	—	132	168	140	—

Income before taxes and minority interest	6,650	14,149	24,213	(1,729)	5,793

Income tax benefits (expenses)	(1,747)	(2,733)	(5,751)	411	(1,535)
Minority interests	686	(268)	(355)	(26)	144

Net income (loss)	5,589	11,148	18,107	(1,344)	4,402

Segment Information
      In the year ended December 31, 2006 and the three months ended March 31, 2007, we have two operating segments, primary real estate agency and real estate consulting and information services and secondary real estate brokerage services. Revenues from our primary real estate agency and real estate consulting and information service segment accounted for 93.1% and 88.5% of our total revenues in 2006 and the three months ended March 31, 2007, respectively, and revenues from our secondary real estate brokerage service segment accounted for 6.9% and 11.5% of our total revenues in 2006 and the three months ended March 31, 2007, respectively. The secondary real estate brokerage service segment comprised of acquired businesses in 2006.
      In 2004 and 2005 and the three months ended March 31, 2006, we had one operating segment since the revenues generated from the secondary real estate brokerage segment were immaterial and discrete financial information beyond revenues for this segment was not available.

	Primary real estate
	agency and
	real estate
	consulting and	Secondary real
	information	estate brokerage
	service segment	service segment	Non-allocated	Total

	(in thousands of $)
2006 Segment Information:
Revenues from external customers	52,153	3,846	—	55,999
Cost of revenues	(10,244)	—	—	(10,244)
Selling, general and administrative expenses	(14,100)	(5,286)	(1,936)	(21,322)

Income from operations	27,809	(1,440)	(1,936)	24,433
Interest expense	—	—	(594)	(594)
Interest income	200	6	—	206
Income before taxes and minority interest	28,177	(1,434)	(2,530)	24,213
Income tax expense	(5,751)	—	—	(5,751)

Net income after taxes before minority interest	22,426	(1,434)	(2,530)	18,462

	Primary real estate
	agency and	Secondary real
	consulting service	estate brokerage
	segment	service segment	Non-allocated	Total

	(in thousands of $)
First Quarter of 2007 Segment Information:
Revenues from external customers	14,200	1,842	—	16,042
Cost of revenues	(2,361)	—	—	(2,361)
Selling, general and administrative expenses	(4,651)	(2,792)	(355)	(7,798)

Income from operations	7,188	(950)	(355)	5,883
Interest expense	—	—	(154)	(154)
Interest income	64	—	—	64
Income before taxes and minority interest	7,252	(950)	(509)	5,793
Income tax expense	(1,535)	—	—	(1,535)

Net income after taxes before minority interest	5,717	(950)	(509)	4,258

Three Months Ended March 31, 2007 Compared to Three Months Ended March 31, 2006
      Revenues. Our total revenues increased substantially from $4.0 million for the first quarter in 2006 to $16.0 million for the same quarter in 2007 primarily due to the reasons discussed below.

•	Primary Real Estate Agency Services. Revenues from our primary estate agency services more than quadrupled from $3.1 million for the first quarter in 2006 to $12.7 million for the same quarter in 2007. This increase was primarily due to the increase in the GFA of properties we sold from approximately 197,520 square meters for the first quarter in 2006 to approximately 510,965 square meters for the first quarter in 2007 and the increase in the total transaction value of the properties we sold from $203.6 million for the first quarter in 2006 to $455.1 million for the first quarter in 2007.

•	Secondary Real Estate Brokerage Services. Revenues from our secondary real estate brokerage services increased substantially from $367,073 for the first quarter in 2006 to $1.8 million for the same quarter in 2007. This growth was primarily attributable to the expansion of our secondary real estate brokerage services since the first quarter of 2006 with acquisitions of brokerage services companies in Shanghai, Hong Kong and Wuhan.

•	Real Estate Consulting and Information Services. Revenues from our real estate consulting and information services increased substantially from $521,462 for the first quarter in 2006 to $1.5 million for the same quarter in 2007. This growth was primarily due to the completion of more consulting projects for the first quarter in 2007 than for the same quarter in 2006. This growth was also attributable to the sales of the subscriptions to our CRIC systems during the first quarter in 2007.
      Cost of Revenues. Our cost of revenues increased by 84.6% from $1.3 million for the first quarter of 2006 to $2.4 million for the first quarter of 2007 primarily due to a $0.5 million increase in staff cost for project related employees, a $0.3 million increase in referral fees we paid to third parties for introducing new projects, and a $0.2 million increase in operating costs at our sales sites as we managed sales for more primary real estate projects.
      Selling, General and Administrative Expenses. Our selling, general and administrative expenses increased by 77.3% from $4.4 million for the first quarter in 2006 to $7.8 million for the same quarter in 2007 mainly due to the following reasons:

•	Primary Real Estate Agency and Real Estate Consulting and Information Service Segment. Selling, general and administrative expenses for our primary real estate agency and real estate consulting and information service segment increased from $3.8 million for the first quarter in 2006 to $4.7 million for the first quarter of 2007 primarily due to an increase in staff costs for our management employees by $0.5 million and increase in rental, travel and administrative expenses by $0.3 million, both as a result of our hiring new employees and expanding our operations in more cities.

•	Secondary Real Estate Brokerage Service Segment. Selling, general and administrative expenses for our secondary real estate brokerage service segment increased from an immaterial amount for the first quarter in 2006 to $2.8 million for the same quarter in 2007 primarily as a result of the expansion of our secondary real estate brokerage service, resulting in increases in staff costs by $1.4 million, rental and administrative expenses for brokerage storefronts by $1.2 million, and advertising expenses by $0.2 million.
      Income Tax Expenses (Benefits). We had an income tax benefit of $410,663 for the first quarter in 2006 compared to an income tax expense of $1.5 million for the same quarter in 2007, primarily because of increased income of our operating subsidiaries in China.
      Minority Interest. Minority interest represents minority shareholders’ share of the net income of our subsidiaries which are not wholly owned by us. Minority interest share changed from $26,000 of the net income of our subsidiaries in the first quarter in 2006 to $144,000 of the net loss of our subsidiaries for the same quarter in 2007, primarily because our subsidiaries which are not wholly owned by us generated net income in aggregate for the first quarter in 2006, while they incurred net loss in aggregate for the same quarter in 2007.
      Net Income. As a result of the foregoing, we had net income of $4.4 million for the first quarter in 2007, compared to net loss of $1.3 million for the same quarter in 2006.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005
      Revenues. Our total revenues increased by 44.8% from $38.7 million in 2005 to $56.0 million in 2006 primarily due to the reasons discussed below.

•	Primary Real Estate Agency Services. Revenues from our primary real estate agency services increased by 32.5% from $34.5 million in 2005 to $45.7 million in 2006. This increase was primarily due to the substantial increase in revenues generated from the cities we entered into in 2005 as we established a more competitive position in these cities in 2006. As a result, the total GFA of properties we sold increased from approximately 1.2 million square meters in 2005 to approximately 2.0 million square meters in 2006 and the total transaction value of the properties we sold increased from $1.3 billion in 2005 to $2.0 billion in 2006. The increase in GFA was partially offset by lower property prices in the regions into which we expanded in 2006. Our average commission rate was 2.6% in 2005 and 2.2% in 2006.

•	Secondary Real Estate Brokerage Services. Revenues from our secondary real estate brokerage services increased substantially from $361,144 in 2005 to $3.8 million in 2006. This growth was primarily attributable to our acquisition of two brokerage companies in Shanghai and Hong Kong and subsequent expansion of our secondary real estate services in 2006.

•	Real Estate Consulting and Information Services. Revenues from our real estate consulting and information services increased by 69.7% from $3.8 million in 2005 to $6.4 million in 2006. This growth was primarily due to our increased marketing efforts to promote our consulting services and our completion of several major consulting projects in 2006. This growth also resulted from the commencement of the commercialization of our CRIC system in 2006.
      Cost of Revenues. Our cost of revenues decreased by 5.3% from $10.8 million in 2005 to $10.2 million in 2006 primarily due to a decrease by approximately $1.1 million in project marketing cost borne by us because we covered project marketing costs for fewer projects in 2006 than in 2005. The decrease was also attributable to a decrease by approximately $1.2 million in the cost of development renovations and interior decoration costs. We incurred higher renovation and interior cost in 2005 due to one specific project which was completed in that year. The decrease in our cost of revenue was partially offset by an increase in staff cost for project-related employees by approximately $1.2 million.
      Selling, General and Administrative Expenses. Our selling, general and administrative expenses increased by 60.9% from $13.2 million in 2005 to $21.3 million in 2006 due to the reasons below.

•	Primary Real Estate Agency and Real Estate Consulting and Information Service Segment. Selling, general and administrative expenses for our primary real estate agency and consulting service segment increased from $12.7 million in 2005 to $14.1 million in 2006 primarily due to an increase in salaries and bonuses by $1.3 million, and an increase in rental, travel and administrative expenses by $1.2 million, both resulting from our hiring of new employees and expansion of our operations. These increases were partially offset by a decrease in depreciation and amortization by $0.9 million due to the decreased amortization of intangible assets.

•	Secondary Real Estate Brokerage Service Segment. Selling, general and administrative expenses for our secondary real estate brokerage service segment increased substantially from an immaterial amount in 2005 to $5.3 million in 2006 primarily due to the acquisition of secondary real estate brokerage business and the expansion of our secondary real estate brokerages, resulting in increases in compensation expenses by $3.0 million, rental and administrative expenses by $1.4 million for brokerage storefronts, marketing expenses and other administrative expenses.

•	Non-allocated expenses. Our non-allocated expenses increased from $1.2 million in 2005 to $2.5 million in 2006 primarily due to a $0.8 million share-based compensation associated with the acquisition of minority interest from one of our employees for a price in excess of fair value and higher administrative expenses.
      Income Tax Expenses. Our income tax expenses increased by 110.4% from $2.7 million in 2005 to $5.8 million in 2006, primarily because of the increased income of our operating subsidiaries in China, which contributed to approximately $2.1 million of the increase in our income tax expenses, and our expansion into geographic areas where we are subject to the standard enterprise income tax rate, which contributed to approximately $0.9 million of the increase in our income tax expenses.
      Minority Interest. Minority interest represents minority shareholders’ share of the net income or loss of our subsidiaries which are not wholly owned by us. Minority interest share of our net income changed from $268,461 in 2005 to $354,668 in 2006, primarily because our subsidiaries which are not wholly owned by us generated a higher aggregated net income in 2006 than in 2005.
      Net Income. As a result of the foregoing, we had net income of $18.1 million in 2006, an increase of 62.4% from net income of $11.1 million in 2005.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004
      Revenues. Our total revenues increased by 23.9% from $31.2 million in 2004 to $38.7 million in 2005 for the reasons discussed below.

•	Primary Real Estate Agency Services. Revenues from our primary real estate agency services increased by 16.1% from $29.7 million in 2004 to $34.5 million in 2005. This increase was primarily due to our expansion of primary real estate agency services to additional cities, the increase in the GFA of properties we sold from 0.9 million square meters in 2004 to 1.3 million square meters in 2005. The increase in GFA was partly offset by lower property prices in the regions into which we expanded in 2005. Our average commission rate was 2.3% in 2004 and 2.6% in 2005.

•	Secondary Real Estate Brokerage Services. Revenues from our secondary real estate brokerage services were insignificant for either 2004 or 2005.

•	Real estate consulting and information services. Revenues from our real estate consulting and information services increased substantially from $790,655 in 2004 to $3.8 million in 2005. This growth was primarily due to our increased effort to market our consulting services and our success at providing services on major consulting projects.
      Cost of Revenues. Our cost of revenues increased by 9.9% from $9.8 million in 2004 to $10.8 million in 2005. This increase corresponded to the increase in revenues from our primary real estate agency services and reflected an increase in compensation and bonus payments to our sales staff in 2005, which accounted for approximately $1.7 million. Development renovation and interior decoration cost also increased by approximately $1.8 million as a result of one development project in 2005. The increase was partly offset by a decrease by approximately $2.3 million in sales and marketing costs we were contractually obligated to pay for primary real estate sales projects.
      Selling, General and Administrative Expenses. Our selling, general and administrative expenses decreased from $14.3 million in 2004 to $13.3 million in 2005. This decrease was primarily due to decreases in compensation expenses by $0.6 million due to reduced bonus payments and costs printing marketing materials by $1.1 million. These decreases were partly offset by an increase in depreciation and amortization by $0.6 million due to higher amortization of intangible assets, and an increase in rental expenses by $0.4 million in 2005 as we set up new offices and subsidiaries in more cities.
      Income Tax Expenses. Our income tax expenses increased by 56.5% from $1.7 million in 2004 to $2.7 million in 2005, primarily because of the increased income of our operating subsidiaries in China and the change of E-House Shanghai’s tax rate from 5% assessed on its total revenues to 15% assessed on income before tax when we changed its place of registration from Songjiang District, Shanghai to Pudong New District, Shanghai in 2005.
      Minority Interest. Minority interest share of net loss of $685,838 in 2004 changed to minority interest share of net income of $268,461 in 2005, as a result of a decrease in combined losses generated by our non-wholly owned subsidiaries in 2005.
      Net Income. As a result of the foregoing, we had net income of $11.1 million in 2005, an increase of 99.5% over net income of $5.6 million in 2004.
Our Selected Quarterly Results of Operations
      The following table sets forth our unaudited consolidated selected quarterly results of operations for the five fiscal quarters ended March 31, 2007. You should read the following table in conjunction with our audited financial statements and related notes included elsewhere in this prospectus. We have prepared the unaudited consolidated selected quarterly financial information on the same basis as our audited consolidated financial statements. The unaudited consolidated financial information includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the quarters presented.

	Three Months Ended

	March 31,	June 30,	September 30,	December 31,	March 31,
	2006	2006	2006	2006	2007

	(in thousands of $, except per share data)
Consolidated Statement of Operations Data:
Revenues	3,965	9,701	7,798	34,534	16,042

Cost of revenues	(1,297)	(2,334)	(2,107)	(4,506)	(2,361)
Selling, general and administrative expenses	(4,395)	(4,975)	(4,938)	(7,014)	(7,798)

Income (loss) from operations	(1,727)	2,392	753	23,014	5,883

Other income (expense):
Interest expense	(153)	(89)	(150)	(203)	(154)
Interest income	11	72	75	48	64
Other income	140	—	—	28	—

Income (loss) before taxes and minority interest	(1,729)	2,375	678	22,887	5,793

Income tax benefits (expenses)	411	(564)	(161)	(5,436)	(1,535)
Minority interests	(26)	48	53	(429)	144

Net income (loss)	(1,344)	1,859	570	17,022	4,402

Earnings per share
Basic	$(0.03)	$0.03	$0.01	$0.23	$0.06
Diluted	$(0.03)	$0.03	$0.01	$0.23	$0.06
      Our quarterly revenues have primarily been affected by the GFA and the total transaction value of the primary properties we sold. Our quarterly cost of revenues and selling, general and administrative expenses experienced less fluctuation than our quarterly revenues as a portion of our cost of revenues and selling, general and administrative expenses are fixed in nature and do not vary in proportion with revenues from quarter to quarter.
      Both seasonal fluctuations in real estate transactions and real estate industry cyclicality have affected, and are likely to continue to affect, our business and our quarterly results of operations. We generally experience relatively low volume of real estate transactions in the first quarter due to the cold weather and the Chinese New Year holiday, while the fourth quarter is typically the strongest period for our real estate sales activities.

Our Liquidity and Capital Resources
      Our principal sources of liquidity have been cash generated from our operating activities, capital contributions, sale of preferred shares through private placement, and borrowings from third-party lenders. Our cash and cash equivalents consist of cash on hand and liquid investments which are unrestricted as to withdrawal or use, and which have maturities of three months or less that are placed with banks and other financial institutions.
      The following table sets forth a summary of our cash flows for the periods indicated:

				For the
				Three Months
	For the Year Ended December 31,			Ended March 31,

	2004	2005	2006	2006	2007

	(in thousands of $)
Net cash (used in) provided by operating activities	(10,240)	15,282	(2,590)	434	(1,656)
Net cash (used in) provided by investing activities	(6,249)	4,618	(12,624)	(7,409)	(764)
Net cash provided by (used in) financing activities	18,870	(17,516)	26,413	(2,264)	990
Net increase (decrease) in cash and cash equivalents	2,381	2,641	11,594	(9,162)	(1,228)
Cash and cash equivalents at beginning of the period	7,690	10,071	12,712	12,712	24,306
Cash and cash equivalents at end of the period	10,071	12,712	24,306	3,550	23,078

Operating Activities
      We have financed our business primarily through cash generated from our operations, sale of preferred shares through private placement, as well as borrowings from commercial banks and third-party lenders. We currently anticipate that we will be able to meet our needs to fund operations for at least the next twelve months with operating cash flow and existing cash balances. We typically settle the payment of our commissions with our developer clients at the end of a sales period, which typically lasts several months, therefore our working capital levels are affected by the time lag between the time we actually make sales, bill our clients and collect the commissions owed to us. This is reflected in our accounts receivable and has from time to time resulted in our operating with negative cash flows.
      Net cash used in operating activities amounted to $1.7 million in the three months ended March 31, 2007, primarily due to (i) an increase in accounts receivable of $3.7 million as a result of sales consummated in the first quarter of 2007, but for which we had not billed our customers or collected cash payments by the end of the quarter, (ii) an increase in prepaid expenses and other current assets by $2.9 million mainly as a result of prepayment for general marketing expenses and (iii) an increase in customer deposits by $1.9 million as a result of increased transaction volume, offset in part by net income of $4.4 million.
      Net cash used in operating activities amounted to $2.6 million in 2006. Our negative operating cash flow in 2006 was mainly attributable to (i) an increase in accounts receivables by $26.2 million as a result of substantial sales consummated in the last quarter of 2006, but for which we had not billed our customers or collected cash payments by year end, and (ii) an increase in customer deposits by $3.6 million as a result of increased transaction level. These decreases were partly offset by (i) net income of $18.1 million in 2006, and (ii) an increase in income and other tax payable by $4.9 million as a substantial portion of the business tax and income tax we incurred were not due until we had made cash collection in accordance with applicable PRC regulations.
      Net cash provided by operating activities amounted to $15.3 million in 2005. Our operating cash flow in 2005 was mainly attributable to several factors, including (i) net income of $11.1 million in 2005, and (ii) a decrease in accounts receivables by $5.6 million. These increases were partly offset by an increase in customer deposits by $2.0 million.
      Net cash used in operating activities amounted to $10.2 million in 2004. Our operating cash flow in 2004 was mainly attributable to several factors, including (i) an increase in prepaid expenses and other current assets by $11.3 million, mainly as a result of our payments for properties held for sale, (ii) an increase in accounts receivables by $6.0 million as a result of substantial sales consummated in the last quarter of 2004, for which cash collection did not occur until 2005, and (iii) an increase in customer deposits by $4.2 million. These increases were partly offset by (i) net income of $5.6 million in 2004, and (ii) an increase in accrued payroll and welfare expenses by $2.5 million as a large portion of the year-end bonus was not paid until 2005.

Investing Activities
      Our investing activities primarily relate to our acquisition activities, purchases and disposals of property and equipment, and purchases and disposals of investments. Net cash used in investing activities amounted to $764,379 in the three months ended March 31, 2007, primarily due to our purchase of property, plant and equipment. Net cash used in investing activities was $12.6 million in 2006, primarily due to a $12.4 million payment to our shareholders for 100% of their equity interests in our subsidiaries in conjunction with our reorganization. As discussed in “Financing Activities” below, this $12.4 million payment was fully funded by contributions received from our shareholders and through their affiliates on their behalf. See also “Prospectus Summary — Corporate History and Structure” for details of our reorganization. Net cash used in investing activities also included payments for acquisition of subsidiaries engaged in secondary real estate brokerage services, which cost $1.5 million. Net cash provided by investing activities was $4.6 million in 2005, primarily due to proceeds of $4.2 million from the sale of properties held for sale and proceeds of $1.3 million from disposal of investment. Net cash used in investing activities was $6.2 million in 2004, primarily due to our acquisition of a 51% stake in Shanghai Chengkai Real Estate Agency Co., Ltd., a primary real estate agency service company based in Shanghai, which used $4.2 million.

Financing Activities
      Our financing activities primarily consist of capital contributions, issuance and sale of our preferred shares to investors, borrowings from commercial banks and dividends paid to ordinary shareholders. Net cash provided by financing activities amounted to $1.0 million in the three months ended March 31, 2007, primarily due to an increase in advances from related parties by $1.3 million, offset in part by our repayment of short-term borrowings. Net cash provided by financing activities was $26.4 million in 2006, primarily due to the $24.8 million in proceeds from our issuance of our preferred shares and the $12.4 million in contributions received from shareholders and their affiliates on their behalf. As discussed in “Investing Activities” above, the $12.4 million in shareholder contributions were utilized to acquire 100% of the shareholders’ equity interests in our PRC subsidiaries in conjunction with our reorganization. See also “Prospectus Summary — Corporate History and Structure” for details of our reorganization. These cash inflows are offset by repayment of amounts due to related parties totaling $6.2 million and dividends paid to our ordinary shareholders in the amount of $4.2 million. Net cash used in financing activities was $17.5 million in 2005, primarily due to dividends paid to our ordinary shareholders in the amount of $9.3 million, repayment of amounts due to related parties in the amount of $4.6 million and repayment of $3.6 million of mortgage loans in connection with the sale of properties held for sale. Net cash provided by financing activities was $18.9 million in 2004, primarily due to approximately $3.0 million in proceeds from capital contribution, approximately $8.7 million in short-term borrowings from commercial banks in 2004 and loans from our related parties totaling $9.8 million, partly offset by dividends paid to our ordinary shareholders in the amount of $3.1 million.
Contractual Obligations
      The following table sets forth our contractual obligations as of December 31, 2006:

	Payment Due by Period

		Less than	1-3	3-5
	Total	1 year	years	years

	(in thousands of $)
Short-term debt obligations (including interest payment)	11,712	11,712	—	—
Operating lease obligations	6,751	2,738	3,176	837

Total	18,463	14,450	3,176	837

      As of December 31, 2006, our short-term debt obligations consisted of loans due to commercial banks aggregating $10.2 million with interest rate at 6.069% per annum and mortgage loans taken on properties held for sale of $1.1 million with interest at 5.508% per annum. Our operating lease obligations related to our obligations under lease agreements with lessors of our corporate offices and secondary real estate brokerage services.
Off-Balance Sheet Commitments and Arrangements
      Other than operating lease obligations set forth in the table above, we have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.
Inflation
      Inflation in China has not materially impacted our results of operations in recent years. According to the National Bureau of Statistics of China, the change of consumer price index in China was 1.2%, 3.9% and 1.8% in 2003, 2004 and 2005, respectively.
Holding Company Structure
      We are a holding company with no material operations of our own. We conduct our operations primarily through our subsidiaries in China. As a result, our ability to pay dividends and to finance any debt we may incur depends upon dividends paid by our subsidiaries. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reached 50% of its registered capital. Each of our subsidiaries with foreign investment is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund at the discretion of the board. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation of these subsidiaries.
Quantitative and Qualitative Disclosure about Market Risk

Interest Rate Risk
      Our exposure to interest rate risk primarily relates to the interest rates for our outstanding debt and the interest income generated by excess cash invested in liquid investments with original maturities of three months or less. As of December 31, 2006, our total outstanding loans amounted to $11.4 million with interest rates ranging between 5.508% and 6.607% per annum. A 1% increase in each applicable interest rate would add $113,678 to our interest expense in 2006. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates.

Foreign Exchange Risk
      Substantially all of our revenues and most of our expenses are denominated in RMB. Our exposure to foreign exchange risk primarily relates to cash and cash equivalents denominated in U.S. dollars as a result of our past issuances of preferred shares through a private placement and proceeds from this offering. We do not believe that we currently have any significant direct foreign exchange risk and have not hedged exposures denominated in foreign currencies or any other derivative financial instruments. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and RMB because the value of our business is effectively denominated in RMB, while the ADSs will be traded in U.S. dollars.
      The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 5.7% appreciation of the RMB against the U.S. dollar by December 31, 2006. There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar. To the extent that we need to convert U.S. dollars we receive from this offering into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Assuming we had converted the U.S. dollar denominated cash balance of US$24.3 million as of December 31, 2006 into RMB at the exchange rate of US$1.00 for RMB7.8041 as of December 31, 2006, this cash balance would have been RMB189.6 million. Assuming a further 1.0% appreciation of the RMB against the U.S. dollar, this cash balance would have decreased to RMB187.7 million as of December 31, 2006. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.
Recent Accounting Pronouncements
      In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 (“FIN 48”), which clarifies the accounting and disclosure for uncertainty in tax positions, as defined in that statement. The purpose of FIN 48 is to clarify certain aspects of the recognition and measurement related to accounting for income tax uncertainties. This interpretation is effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 is expected to reduce our retained earnings as of January 1, 2007 by $200,000.
      In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurement” (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value and expands disclosures about assets and liabilities measured at fair value. We will be required to adopt SFAS 157 in fiscal 2008. Our management is currently evaluating the requirements of SFAS 157 and has not yet determined the impact on our financial position or results of operations.
      EITF Issue No. 06-3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation)”, or EITF 06-3, requires that entities should present these taxes in the income statement on either a gross or net basis, based on their accounting policy. If such taxes are significant, and are presented on a gross basis, the amounts of those taxes should be disclosed. The consensus is effective for interim and annual reporting periods beginning after December 15, 2006. We report our revenues on a net basis.
      In February 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 159, Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”). SFAS 159 permits companies to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS 159 is effective for us on January 1, 2008, although earlier adoption is permitted. Management is currently evaluating whether to elect the fair value option, as permitted under SFAS 159.

CORPORATE STRUCTURE
      The following diagram illustrates our corporate structure, including our principal subsidiaries, as of July 10, 2007.

*	Wholly owned by Ber Jen Ko, the general manager in charge of our secondary brokerage services.

**	The following list sets forth E-House Shanghai’s subsidiaries and the percentage of its equity ownership interest in each subsidiary: (1) Shanghai Shenlan Real Estate Consultant and Marketing Co., Ltd. (76%), (2) Nanjing Jinyue Real Estate Consultant Co., Ltd. (91%), (3) Shanghai Urban Real Estate Broker Co., Ltd. (51%), (4) Fujian Jinyue Real Estate Consultant Co., Ltd. (70%), (5) Shenzhen E-house Real Estate Co., Ltd. (95%), (6) Shanghai E-house Real Estate Academy (90%), (7) Beijing Jinyue Real Estate Broker Co., Ltd. (90%), (8) Jinan Fangzouweiye Consultant Co., Ltd. (81%), (9) Shenyang E-house Real Estate Agent Co., Ltd. (81%), (10) Jinan Jinyue Real Estate Sales and Marketing Co., Ltd. (70%), (11) Wuhan E-house Investment Co., Ltd. (70%), (12) Zheng Zhou Jinyue Real Estate Investment Consultant Co., Ltd. (80%), (13) Changsha Jinyue Real Estate Sales Co., Ltd. (80%), (14) Jiangxi E-House Real Estate Sales Co., Ltd. (90%), (15) Shaanxi E-House Real Estate Investment Consultant Co., Ltd. (90%), (16) Chengdu E-House Real Estate Investment Consultant Co., Ltd. (100%) and (17) Chongqing E-house Investment Consultant Co., Ltd. (80%).
     A substantial portion of our business consists of the provision of primary real estate agency services, which are mainly conducted through Shanghai Real Estate Consultant and Sales (Group) Co., Ltd and its subsidiaries in the PRC. We also provide secondary real estate brokerage services, which are currently focused on Shanghai, Wuhan and Hangzhou and are conducted through our subsidiary, Shanghai Cityrehouse Real Estate Agency Co., Ltd. E-House International Estate Agency Limited, a Hong Kong company we acquired in June 2006, which engages in secondary real estate brokerage services in Hong Kong and Macau. Our real estate consulting and information services are conducted mainly through Shanghai CRIC Information Technology Co., Ltd.

INDUSTRY BACKGROUND
Growth of the Real Estate Industry in China
      China’s real estate industry has grown rapidly in recent years. According to CEIC Data Company Ltd., or CEIC, total gross floor area, or GFA, of primary properties sold in China grew at a compound annual growth rate, or CAGR, of 25.4% from 2001 to 2005. The increase in the total GFA of properties sold, accompanied by an increase in the average primary property price, gave rise to a corresponding increase in primary property sales revenues, which grew at a CAGR of 37.9% for the same period.
      The following table sets forth a summary of certain data regarding China’s real estate industry for the periods indicated.

						CAGR
	2001	2002	2003	2004	2005	(2001-2005)

Total GFA of primary properties sold (in millions of square meters)	224.1	268.1	337.2	453.6	554.9	25.4%
Average price of primary properties sold (RMB per square meter)	2,170	2,250	2,359	2,778	3,168	9.9%
Total revenues from primary property sales (in billions of RMB)	486.3	603.2	795.6	1260.1	1757.6	37.9%
Total revenues from primary residential property sales (in billions of RMB)	402.1	495.8	654.3	1036.0	1456.4	38.0%

Source: CEIC.
      The rapid growth of the real estate industry in China is primarily attributed to the following factors:

•	Growth of the Chinese economy;

•	Growing trend toward urbanization and increasingly affluent urban population; and

•	Governmental reform of the real estate sector.

Growth of the Chinese Economy
      China’s economy has achieved significant growth since the adoption of reform policies in early 1980s. According to the Economist Intelligence Unit, the gross domestic product in nominal terms, or nominal GDP, of China grew from $1.45 trillion in 2002 to $2.68 trillion in 2006, representing a CAGR of 16.5%, and is expected to reach $5.36 trillion in 2011, representing a CAGR of 14.0% from 2007 to 2011. As a result of this economic growth, disposable income per capita has increased at a CAGR of 12.4% from 2002 to 2006 and is expected to increase at a CAGR of 8.4% from 2007 to 2011. The following table sets forth a summary of certain data regarding China’s economic growth for the periods indicated:

						CAGR
	2002	2003	2004	2005	2006	(2001-2005)

Nominal GDP (in billions of $)	1,454.0	1,647.9	1,936.5	2,278.3	2,681.4	16.5%
Nominal GDP per capita (in $)	1,132.0	1,275.2	1,489.7	1,742.4	2,038.8	15.9%
Disposable Income per capita (in $)	546.0	603.3	682.0	767.0	872.0	12.4%

Source: Economist Intelligence Unit.
      The following table sets forth a summary of certain projections regarding China’s economic growth for the periods indicated.

						CAGR
	2007	2008	2009	2010	2011	(2006-2011)

Nominal GDP (in billions of $)	3,175.7	3,660.9	4,152.1	4,723.8	5,359.9	14.0%
Nominal GDP per capita (in $)	2,400.2	2,750.2	3,106.3	3,518.7	3,967.5	13.4%
Disposable Income per capita (in $)	992.0	1,090.0	1,180.0	1,280.0	1,370.0	8.4%

Source: Economist Intelligence Unit.

Accelerating Trend toward Urbanization and Increasingly Affluent Urban Population
      Substantial economic growth in China during the past decades has resulted in the growing trend toward urbanization. According to the China City Statistics Yearbook (2005), China had over 100 cities with a population of over four million and over 50 cities each with annual GDP of over RMB80 billion ($10 billion) as of the end of 2004. The growing urbanizing trend and increasingly affluent urban population are expected to drive increasing demand for private housing accommodations in urban areas in China.

						CAGR
	2001	2002	2003	2004	2005	(2001-2005)

Urban population (in millions)(1)	468.8	484.0	499.2	514.5	529.6	3.1%
Total population (in millions)(1)	1,276.3	1,284.5	1,292.3	1,299.9	1,307.6	0.6%
Urbanization rate(%)(1)	36.7	37.7	38.6	39.6	40.5	NA
Disposable income per capita in urban households (in $)(2)	821.8	921.7	1,023.2	1,138.1.0	1,280.3	11.7%

(1)	Source: Economist Intelligence Unit.

(2)	Source: CEIC, based on the average exchange rates each year published by Economist Intelligence Unit.

      Certain major cities in China have experienced significant economic growth and achieved nominal GDPs per capita considerably higher than the national average. The following table sets forth a summary of nominal GDPs per capita for the following cities:

						CAGR
Nominal GDP per capita (in $)	2001	2002	2003	2004	2005	(2001-2005)

Beijing(1)	3,261.8	3,726.0	4,215.5	4,965.4	5,545.3	14.2%
Shanghai(1)	4,752.9	5,212.4	6,044.7	7,240.3	8,235.8	14.7%
Guangzhou(1)	3,447.1	3,907.1	4,639.1	5,546.2	6,566.1	17.5%
Shenzhen(1)	4,207.1	4,877.3	5,681.9	6,552.6	7,419.3	15.2%
National average(2)	1,031.6	1,132.0	1,275.2	1,489.7	1,742.4	14.0%

(1)	Source: CEIC, based on the average exchange rates each year published by Economist Intelligence Unit.

(2)	Source: Economist Intelligence Unit.

Governmental Reforms in the Real Estate Sector
      The real estate sector remained part of a centrally planned economy until the PRC government initiated economic reforms in the late 1980s to transition the sector to a market-oriented system. Prior to the reform, the State owned most of China’s urban properties and was responsible for developing, allocating and exchanging housing units and other related resources for its urban populations.
      In 1988, the PRC constitution was amended to state that, although the state retains ownership of all land, long-term land use rights with terms up to 70 years may be transferred. This amendment to the PRC constitution opened the real estate sector to private ownership of land use rights and set the stage for the development of a real estate market. Land use rights are the highest level of right in land that a private person is permitted to have under PRC law. To obtain land use rights, a private purchaser typically enters into a land use rights grant agreement with the relevant local government and pays a land premium to the government. In consideration for the land premium, the purchaser has the exclusive right to occupy, use, develop, lease, transfer and mortgage the land for the term of the land use right without the need to pay additional land premiums to the government. The state does not have the right to interfere with or take back the land use rights, except it may exercise power of eminent domain in instances warranted by public policy, in which case it will compensate the holder of the land use rights based on the years the rights have been held, the level of improvements made on the land and the actual use of the land.
      The PRC government promulgated rules in 1994 requiring companies to establish housing purchase benefit plans for their urban employees. Jointly funded by employers and employees, these plans provide substantial financial assistance to employees with their home purchases. By 1998, the PRC government ended its practice of allocating and exchanging housing units for its urban population. In 1999, as a further step to stimulate the housing market, commercial banks began to offer mortgage loans to average individual buyers of properties and extended the maximum mortgage terms to 30 years and the maximum financed portion to 80%. As a result of these and other measures designed to encourage home ownership among China’s urban population, the strong growth of the Chinese economy and the trend towards urbanization, the real estate sector has grown at a rapid pace.
      According to the recently-enacted PRC Property Rights Law, which will become effective on October 1, 2007, the term of the land use rights of the land for residential use may be automatically renewed upon its expiration without further payment. This new law is expected to foster further development of the PRC residential real estate market.

Emergence and Growth of Real Estate Services Companies in China
      As the real estate industry in China grows in size and complexity, it has become increasingly specialized. Professional real estate services companies emerged in response to the specialization trends in China’s real estate industry in the mid-90’s.
      The growth of real estate services companies was further accelerated as a growing number of real estate developers expanded from local and regional participation to nationwide operations and started to focus their resources on their core competencies and outsource property marketing and sales functions to brand-name professional real estate services companies who have, or are in the process of building, corresponding nationwide coverage. Developers retain professional real estate services companies for consulting, strategizing, marketing, sales and other services throughout the project development, marketing and sales process, especially when these developers enter into new and unfamiliar local markets.
      As a result, the professional real estate services industry has expanded considerably. According to a report issued in March 2006 by the China Real Estate Top 10 Committee, a prominent research task force jointly organized by China Real Estate Association, Enterprise Research Institute of Development Research Center of the State Council of PRC, Institute of Real Estate Studies of Tsinghua University and China Index Academy, revenues and GFA of the properties sold by real estate services industry increased from approximately RMB500 billion ($64.1 billion) and 85 million square meters, respectively, in 2004 to approximately RMB1 trillion ($128.1 billion) and 150 million square meters, respectively, in 2006. Meanwhile, the number of participants in the real estate services industry grew from approximately 16,000 to approximately 18,000.

Primary Real Estate Agency Services
      The real estate services industry in China has thus far consisted primarily of the marketing and sale of new properties. The primary real estate agency services market in China is competitive and fragmented, with market participants ranging from companies with national presence and local companies handling projects on an ad hoc basis. We believe that competition is based primarily on a real estate services company’s market research capability, quality of service, and ability to provide a full range of services. Top real estate services companies have a visible competitive advantage on service contracts that encompass the entire project development, marketing and sales process, as competition for these projects is based primarily on a real estate services company’s market research capability and ability to provide a full range of services. Top real estate services companies have a visible competitive advantage. According to the March 2006 report by the China Real Estate Top 10 Committee, in 2005, the average sales revenues of properties sold, GFA of properties sold and revenues from real estate services of the 100 largest real estate services companies in China were, respectively, 30.51%, 38.84% and 33.14% of the average sales revenues of properties sold, GFA of properties sold and revenues from real estate services of the 10 largest real estate services companies in China.

Secondary Real Estate Brokerage Services
      China’s current real estate sales have focused primarily on newly developed properties. Sales revenues generated from the secondary real estate brokerage services market represent a small portion of the total real estate sales revenues.
      As development in the primary real estate market slows in more mature markets, sales activities are expected to shift to the secondary real estate market, as is witnessed in the United States and other developed countries. According to data compiled and published by the relevant city housing exchanges, in Shanghai, Guangzhou and Shenzhen, the three most developed real estate markets in China, sales in the secondary real estate brokerage services market constituted approximately 36.1%, 44.1% and 56.0%, respectively, of total real estate sales for 2006.
      The secondary real estate brokerage services market is fragmented and extremely competitive as entry barriers are relatively low. Brokers generally do not have exclusive listing contracts with sellers and in most instances represent the interests of both buyers and sellers. Consumers are relatively unsophisticated in terms of understanding the nature of the service and willingness to pay for the brokerage fees, which generally represent 1% of the sales price for each of the buyer and the seller. However, we believe there is substantial growth potential in the secondary real estate brokerage services market, presenting opportunities for those companies with the capacity to develop large networks of storefronts and to provide professional services.

Real estate consulting and information services
      The real estate consulting and information services market in China is at an early stage of development. Sales, marketing and other commercial data relating to transferable land use rights or development projects are scattered among various governmental agencies and private parties with varying degrees of transparency. In most cases, developers and buyers searching for market data need to collect data from multiple sources, resulting in partial, incomplete or conflicting data without reconciliation or analysis. Some developers have developed ad hoc information systems to serve their internal research needs. We believe most of these systems are rudimentary, lack the functionality and depth to meet their own needs and are unsuitable for commercialization and utilization by third parties.
      As a result, we believe there is a strong market demand for professional real estate services companies that can provide consolidated real estate information and analysis of unprocessed real estate market data covering a broad range of geographic markets in China. As it takes considerable effort and capital for any real estate services company to build an information database system with high functionality and put together a team of researchers who possess market and industry expertise to analyze unprocessed data for market consumption, those services companies that have made these investments have first mover advantages in this new industry.
Recent Governmental Measures Affecting the Real Estate Industry
      China’s real estate industry experienced rapid growth after the PRC government opened the real estate sector to private ownership. To prevent the potential over-heating of the real estate market in certain cities and to discourage property speculation, the PRC government announced, starting in 2003, a series of measures aimed at standardizing land transfer procedures, encouraging supply of housing units for average families and discouraging speculative investment in real estate, in order to achieve long-term, more sustainable growth in the real estate industry, more balance in the macro-economy and more parity between the coastal cities and the rest of China.
      For example, in 2004, the PRC government imposed a measure requiring that developers finance from internal sources at least 35% of the total projected capital outlay for projects other than affordable housing, an increase from the previously required 20%. In 2005, further measures were introduced to discourage speculation in real estate properties: In certain fast growing markets, the minimum down payment was increased, the preferential mortgage interest rate for residential housing was eliminated and a business tax of 5% was imposed on the proceeds from sales that occur within two years of purchase. The resale of unfinished properties was banned. The PRC government supplemented these measures with additional regulations on land supply, bank financing in 2006. For additional information on recent regulatory developments in China, see “Risk Factors — Risks Related to Our Business — Our business may be materially and adversely affected by government measures aimed at China’s real estate market” elsewhere in this prospectus.

BUSINESS
Overview
      We are a leading real estate services company in China based on scope of services, brand recognition and geographic presence. We provide primary real estate agency services, secondary real estate brokerage services as well as real estate consulting and information services. We were ranked as the largest real estate agency and consulting services company in China for three consecutive years from 2004 to 2006 by the China Real Estate Top 10 Committee, as measured by the number of transactions facilitated, transaction value and gross floor area, or GFA, of properties sold, and geographic coverage.
      We sold an aggregate of approximately 5.0 million square meters of primary properties with transaction value totaling approximately RMB42.0 billion ($5.4 billion) from 2001 to 2006. We operate through an extensive network of over 1,800 real estate sales professionals in 20 cities throughout China. Our service offerings are enhanced by our team of experienced and dedicated real estate research staff and our proprietary real estate information database and analysis system, which we refer to as China Real Estate Information Circle system, or CRIC system, which we believe is the only information system that provides up-to-date, comprehensive and in-depth information covering residential and commercial real estate properties in all major regions in China. Our clients include leading domestic and international real estate developers. We have received numerous awards and accolades for our innovative and high-quality services, including “China’s Best Company” from the National Association of Real Estate Brokerage and Appraisal Companies in 2006, and the “Leading Brand Name in China’s Real Estate Services Industry” from the China Real Estate Top 10 Committee in 2006.
      We have experienced substantial growth since our inception in 2000 and became a leader in the real estate services market in Shanghai within two years of our inception. We have expanded our operations from Shanghai to 19 other cities. Our revenues grew from $31.2 million in 2004 to $56.0 million in 2006, representing a CAGR of 34.0%, and our net income increased from $5.6 million in 2004 to $18.1 million in 2006, representing a CAGR of 80.0%. In 2006, we generated 81.6% of our revenues from our primary real estate agency services. We intend to continue to grow each existing line of our business and further expand our geographic reach and service offerings to serve the evolving needs of our clients and capture growth opportunities in the real estate service industry.
Our Strengths
      We believe that the following strengths enable us to capture opportunities in the rapidly growing real estate industry in China and differentiate us from our competitors:
      A Leading Real Estate Services Company with Strong Brand Recognition. We are a leading real estate services company in China with a well-recognized, award-winning brand. We sold an aggregate of approximately five million square meters of properties with transaction value totaling approximately RMB42.0 billion ($5.4 billion) from 2001 to 2006. According to the China Real Estate Top 10 Committee, we were ranked the largest real estate agency and consulting services company in China for the three consecutive years from 2004 to 2006, as measured by the number of transactions facilitated, transaction value and GFA of properties.
      As an early mover in the real estate services sector in China, we have successfully maintained and enhanced our brand. This was evidenced by numerous awards and recognitions we received, including the “Leading Brand Name in China’s Real Estate Services Industry” from the China Real Estate Top 10 Committee in 2006, and “China’s Best Company” from the National Association of Real Estate Brokerages and Appraisal Companies. For three consecutive years since 2004, we have received the ISO 9001:2000 certification for our quality control systems. We believe our reputation as an industry leader and our well-recognized brand have won us the trust of domestic and international property developers doing business in China. We have provided services to over 150 developers to date, including leading developers such as Hines, Vanke, Rong Qiao Group, Neo-China Group, Shanghai Chengtou, Baosteelland, Pu Fang Group, Hengda Group and Citic Pacific.

      Unparalleled Geographic Coverage and National Network. As of March 31, 2007, we had facilitated real estate sales transactions in 29 cities across China, and our network consisted of branches in 20 cities, over 1,800 real estate sales professionals and 250,000 members of property owners and potential purchasers in our “E-House Membership Club.” Our national scale and network have enabled us to gain a significant competitive advantage in an industry in which brand recognition, reputation, customer confidence and referrals play important roles in attracting and retaining customers. We organize and cluster our sales offices according to a hub-and-spoke structure with four major cities — Shanghai, Beijing, Wuhan and Fuzhou — providing sales, management and administrative support to other offices in the same region. We believe clustering allows us to leverage and efficiently allocate resources in each region. Our national scale and network coupled with our hub-and-spoke structure enable us to capture growth opportunities and expand our market share in targeted geographic markets and to effectively serve our developer clients as they expand nationwide.
      Core Services Supported by Our Proprietary CRIC System and Dedicated Research Team. Our ability to offer core services to our clients is supported by the strength of our proprietary CRIC system and a team of experienced and dedicated research staff. We believe our proprietary CRIC system is the first and only service-oriented information system that provides comprehensive, in-depth and up-to-date information covering residential and commercial real estate properties in all major geographic markets in China. It is equipped with a variety of tools that allow the compilation of meaningful data and the preparation of customized market and topical analyses. Our services are further supported and enhanced by a team of experienced and dedicated research staff, including many highly regarded industry experts with in-depth knowledge of the real estate industry, market dynamics and regulatory environment in China. The information and research-based services we provide to our clients have contributed to our growth and will continue to support our services in the primary real estate agency services market and secondary real estate brokerage services market. In addition, we are well positioned to further capitalize on our CRIC system by offering real estate consulting and information services to our clients. The combination of our unique proprietary CRIC system and our team of experienced and dedicated research staff presents a higher entry barrier for potential competitors.
      Systematic and Effective Training. We believe a sales staff who can provide high-quality professional services consistently and an effective management team are critical to our successful expansions into new markets and the enhancement of our brand name. We have leveraged the experienced real estate experts at our training facility, E-House Research and Training Institute, to design and implement systematic training programs for new and existing sales staff to ensure they are equipped with knowledge of the standard protocols and best practices of various aspects of our business, as well as our demand for high-quality services. Once a sales team is assigned to a new project, each member of the team continues to receive on-the-job training specific to the project and the local real estate market. We perform periodic review of the performance of our sales staff and promote capable staff to management positions. In order to develop a management talent pool to manage and support our growth, we have also designed systematic training programs for our managerial employees at different levels on how to manage sales process and their sales staff. Our managerial employees are also encouraged to attend our real estate seminars and workshops to enhance their knowledge of the real estate industry in China. We believe that our systematic and effective training distinguishes us from our competitors and has contributed to our growth. Through systematic training across our organization, we hope to have a continuous supply of highly qualified real estate managerial and sales professionals to manage and support our anticipated expansion into new markets and strengthen our competitive position in existing markets.
      Integrated Provider of a Full Range of Services. Our full range of services enable us to engage developer clients at early stages of their property development process. From providing feasibility studies prior to submissions of bids for development projects, consulting and strategizing at the inception of a proposed development project to marketing and sale of completed properties, we are capable of providing comprehensive one-stop services to our developer clients at various stages of the real estate development and sales process. Our sales force in the secondary real estate brokerage services market also promotes residual unsold units from the primary real estate agency services market, thereby enhancing our services to our developer clients in the primary real estate market and increasing transaction volume in the secondary real estate market. Furthermore, our CRIC system and in-house research capability enhance our real estate consulting and information services and create a significant competitive advantage for us. They also allow us to attract developer clients at an early stage of the project and build an on-going relationship with them. As a result of our ability to provide a full range of real estate services, we increase our value and attractiveness to our clients at various stages of the real estate development, marketing and sales process.
      Experienced and Stable Management Team. We have an experienced and stable management team with strong operational experience, execution capability and real estate industry expertise. Most of our senior management team members have participated in China’s real estate industry since its inception and have worked together as a team since our inception in 2000. In particular, our chairman and chief executive officer, Mr. Xin Zhou, is a well recognized expert in real estate services with over 14 years of experience in the real estate industry. This is evidenced by numerous awards he received in recognition of his achievements in the real estate industry in China, including being named one of the “2005 Ten Most Influential People in the Real Estate Services Industry” from the China City Property Exposition Commission and his appointment as Chairman of the Real Estate Services Committee of the China Real Estate Association. Our success is also attributed to a stable team of mid-level management, whom we have been able to attract and retain through a combination of performance-linked compensation, career-oriented training and career advancement opportunities. We believe our experienced and stable management team have contributed significantly to our past success and will continue to contribute to our further growth.
Our Strategy
      Our goal is to be the leading real estate services company in China that provides a full range of services to meet the diverse and evolving needs of the real estate industry. We intend to execute the following strategies to achieve our goal:
      Expand Geographic Reach and Enhance Brand Recognition. We plan to provide real estate services and open new sales offices in additional cities in China and make our brand the most recognizable real estate services brand nationwide. We aim to strategically expand our operations to additional cities, covering provincial capitals and other strategically selected affluent urban areas across China. Our entrance into new geographic markets will be carried out systematically in response to developer’s needs and market opportunities. We intend to invest in the promotion of our brand when we enter into a new market and to leverage our brand to capture growth opportunities. By expanding into new markets, we aim to lay the foundation for a nationwide network of sales offices that can provide seamless quality services to our developer clients who operate on national as well as local and regional scales.
      Further Grow Each Existing Line of Business. We plan to further grow each existing line of business to maximize our revenues and profitability.

•	Primary real estate agency services. We intend to strengthen our leading position by gaining greater market share in existing markets and capturing market shares in new geographic markets. Our objective is to become the most recognized real estate services company in each of the markets where we operate. We plan to continue to raise the awareness of our brand through our marketing efforts and grow the membership of our E-House Membership Club to over one million members as we expand our geographic coverage.

•	Secondary real estate brokerage services. We plan to rapidly and systematically roll out new storefronts and become a leading player in selected real estate markets where there is increasing demand for professional secondary real estate brokerage services. We will continue to standardize our services in the secondary real estate market and maintain consistently high-quality services of our sales staff. Although we currently plan to grow our business in the secondary real estate brokerage services market organically, we may leverage our brand and expand our secondary real estate brokerage services through acquisitions if there are attractive opportunities.

•	Real estate consulting and information services. We intend to further capitalize on our strong research capability to provide tailored real estate consulting services to assist clients in land acquisition, real estate product development and marketing and sales. We also intend to further provide services to clients who are investing in real estate businesses. We intend to commercialize a wide range of functions in the CRIC system while continuing to use the system to support our real estate services. As a comprehensive database with sophisticated report-generating and analytic functions and numerous industry articles, the CRIC system is a potential platform for providing information services to the entire real estate industry and other real estate market participants in China.
      Expand Service Offerings and Increase Cross-selling Opportunities. We offer a full range of services across the primary and secondary real estate markets and the real estate consulting and information service market. As the real estate industry continues to grow and mature in China, we believe there are significant growth opportunities for new and innovative types of real estate services and we plan to continuously evaluate new growth areas and expand our service offerings to capture opportunities in these areas as they arise and our need to diversify our revenue streams. For example, we are considering expanding our service offerings to include real estate mortgage related services. We intend to promote the cross-selling of our full range of existing and new services and the cross-utilization of our resources through enhanced coordination among different divisions while maintaining centralized management, thereby providing value-added services to our clients’ real estate development, marketing and sales process.
      Selectively Pursue Strategic Acquisitions and Alliances. The current fragmented real estate services market in China presents opportunities for further consolidation. We intend to selectively pursue acquisition targets to expand our capability to serve clients and strengthen our position as an industry leader. We believe selective strategic acquisitions may benefit us by expanding and enhancing our service offerings and broadening and deepening our geographic coverage. We also plan to forge strategic alliances with real estate developers and other industry participants to create and benefit from the synergies from these alliances.
Our Services
      We provide three principal types of services: primary real estate agency services, secondary real estate brokerage services and real estate consulting and information services. We may continue to offer new complementary services to capture market trends and to serve the evolving needs of our clients. As of the date of this prospectus, we have sales offices in 20 cities, as illustrated in the map below.

Primary Real Estate Agency Services
      Our principal business has traditionally been, and we expect will continue in the foreseeable future to be, providing primary real estate agency services to real estate developers of mainly residential properties. The following table sets forth the total GFA and value of properties sold for the periods indicated:

	For the Year Ended December 31,			For the Quarter
				Ended March 31,
	2004	2005	2006	2007

Total GFA of new properties sold (thousands of square meters)	935	1,282	1,955	511
Total value of new properties sold (millions of $)	1,268	1,349	2,037	455
      Marketing and sales services in the primary real estate market constitute our core business. Once we are engaged by a developer, we formulate a marketing and sales plan for the project. Our contracts typically specify the sales period, the minimum average sales price and the sales commissions. Typically, we receive a fixed or progressive percentage as a commission based on the total sales. Some contracts also provide for bonus commissions for sales achieved above the pre-determined levels.
      We usually commence our services by preparing a customized marketing plan for the project. We develop a signature identity and brand that are distinctive to a project, establishing long-term awareness of the project among prospective purchasers in the primary market and benefiting future sales in the secondary market. We assemble profiles of typical buyers and select public relations and advertising companies to design the marketing materials and marketing venues based on the profiles. We leverage the pictorial library of our CRIC system and incorporate in our marketing and advertising materials elements from past successful marketing and advertising campaigns. Our marketing efforts cover the print media, television, Internet, billboards at public spaces, housing exhibits and entertainment events.
      Once a development project is ready to enter the sales phase, we establish functional sales offices and outlets on-site for each development project. We station sales staff specially trained for the project at the project site until most of the units are sold. Our sales staff provide prospective buyers with a presentation of the architectural, design and construction aspects of the project as well as information on the surrounding community and amenities, recommend appropriate floor plans based on their purchase criteria and accompany the prospective buyers to tour the units and the project amenities. Our sales staff also pursue sales leads and provide further assistance to interested buyers.
      Our proprietary sales monitoring system allows prospective buyers to view inventories of unsold units on a real-time basis and enables our sales staff and developers to closely monitor the status of the units at various stages of sales. Our developers may adjust their strategies for the sales of the unsold units as well as the construction, marketing and sale of the units to be built based on the buyer feedback information recorded in our system.
      We also generate sales by contacting targeted customers with information on selected projects. We have a nationwide “E-House Membership Club” with approximately 250,000 members as of March 31, 2007. We frequently promote new properties to members who have indicated their preferences for new properties. We also contact potential customers in our customer databases based on the customer profiles and preferences. Furthermore, we leverage our operations in the secondary real estate brokerage services market by setting up off-site sales locations at our flagship retail stores to promote new developments and provide visitors with similar presentations as the ones held in our on-site sales centers.

Secondary real estate brokerage services
      We provide secondary real property brokerage services and plan to systematically expand our listing and brokerage services. The listing and brokerage services include both sales and rentals. Currently, we focus our secondary real estate brokerage services in three metropolitan areas within China: Shanghai, Wuhan and Hangzhou. We also provide secondary real estate brokerage services in Hong Kong and Macau. As of March 31 of 2007, we had 75 stores in Shanghai, 17 stores in Wuhan, 16 stores in Hangzhou, 4 stores in Hong Kong and 2 stores in Macau. In 2006, we facilitated 921 secondary real estate sales transactions totaling approximately $221.0 million in transaction value and 1,381 secondary properties rental transactions totaling approximately $1.1 million in total monthly rental value. In the three months ended March 31, 2007, we facilitated 1,152 secondary real estate sales transactions totaling approximately $150.1 million in transaction value and 883 secondary properties rental transactions totaling approximately $0.5 million in monthly rental value.
      Our secondary real estate brokerage services include offering advisory services on choices of properties, accompanying potential buyers on house viewing trips, drafting purchase contracts, negotiating price and other terms, providing preliminary proof of title, coordinating with the notary, the bank and the title transfer agency. We also provide market information to both buyers and sellers based on our strong research capabilities supported by our proprietary CRIC system and the research staff at the E-House Research and Training Institute.
      In addition to marketing and selling properties in the secondary real estate market, our brokerage storefronts also support our sales effort in the primary real estate agency services market primarily by promoting and selling any remaining unsold units of primary real estate projects. This not only generates additional transactions and revenues for our secondary real estate brokerage business but also enhances our services to our clients in the primary real estate market.
      We provide our secondary real estate brokerage services using a lease-and-operate model. We directly lease properties for our brokerage storefronts, manage and train the sales staff and maintain all the applicable licenses. To serve the expatriate communities in Shanghai and other major cities in China, we employ sales personnel with English, Japanese and Korean language abilities.
      In Shanghai, we classify our storefronts into three types. Class A stores are our flagship stores. These stores are more spacious and are centrally located in commercial centers to attract more potential buyers and sellers and, with dedicated staff whose primary duty is to prepare routine sales and purchase contracts and process various sales and purchase documents, also serve to support the satellite stores in the surrounding areas. Class B stores are located near metro stations and other transportation nexus points. These stores provide access to our sales staff and provide an opportunity for greater brand exposure. Class C stores are located inside, or immediately outside, housing compounds. These stores serve as a collection point for sales information concerning the units in that particular compound and enable us to quickly respond to potential sales leads. The presence of these stores also increases our brand recognition and helps build sales relationships with the local residents. As of March 31, 2007, we had 10 Class A stores, 17 Class B stores and 48 Class C stores.

Real estate consulting and information services
      We provide real estate consulting and information services tailored to meet the needs of developer clients at various stages of the project development and sales process and other clients with particular requests and needs.

Real Estate Consulting Services
      We generally divide our consulting services into land acquisition consulting and property development consulting — which occur in the early stages of a real estate development project — and other consulting, which generally leverages our industry expertise and proprietary database to provide custom consulting and reports to clients, which can range from banks and investors to government and non-profit organizations. We generally offer our consulting services for a fixed, pre-negotiated fee and recognize these fees as our revenue when we fulfill all of our obligations under the relevant service contract. These obligations typically involve providing our clients with the results of our studies or other deliverables as agreed in our contracts with them.
      Land Acquisition Consulting. Under applicable PRC law, all usage rights for land to be developed must be granted by way of tender, auction or bidding. Property developers retain us in connection with their proposed acquisition of properties that are in the tender, auction or bidding process. We provide developers with development potential and risk analysis reports of the properties under consideration, including information such as comparable real estate transaction histories, potential target market for the development project or projected price. We also provide consultancy services to land owners and land brokers to market the land to developers and introduce developers to land owners or land brokers.
      Property Development Consulting. We offer a variety of services to developers who have acquired the right to develop a piece of land. We provide project feasibility studies which include general information on market conditions and trends and information concerning the demographics and the existing and projected amenities in the area where the project will be located. We also provide a comprehensive analysis of the real estate transaction history of nearby development projects, including average sales price and sales activities, marketing and advertising campaigns employed, amenities and services offered and demographics targeted by these projects. We work with developers to define the targeted demographic and determine the optimal unit size, price schedule, interior and landscaping design criteria, construction material and the services and amenities for each development phase.
      Other Consulting. In addition to developers and land owners and brokers, we also provide consulting services to investors interested in purchasing businesses with land or other real estate assets. In addition, we provide consulting services to banks, real estate trade associations and governmental property and planning agencies.

Real Estate Information Services
      We developed the proprietary CRIC system to support our primary and secondary real estate services and consulting and information services. We have commercialized the CRIC system to provide real estate information services. We market and sell, on a subscription basis, the use of our database and search and report generating functions. The subscription fee is scalable depending on the search level, the number of terminals and the number of cities covered. Subscribers of our CRIC system include a wide variety of entities. In addition to property developers, land brokers and other companies in the real estate industry, subscribers of our CRIC system include banks, insurance companies and other financial institutions and appraisers who require real estate market and transaction information to provide their services. Other subscribers also include those in academic and research and the national and regional governmental agencies, who are interested in the macro economic implications of the data, and those in the home design industry or the media industry, who are interested in the demographics of a targeted area. The table below sets forth the number of terminals since 2004:

	As of December 31,
				As of March 31,
	2004	2005	2006	2007

No. of terminals	60	150	327	764
CRIC System
      We believe our proprietary CRIC system contains the most comprehensive set of real estate sales data in China covering information on land, residential, office and commercial spaces, as well as real estate related advertisements. As of March 31, 2007, our CRIC system contained data on developments in Shanghai, Beijing, Tianjin, Chongqing, Chengdu, Wuhan, Nanjing, Hangzhou and Shenzhen, consisting of data on over 6,573 tracts of land, over 14,524 housing developments, over 2,397 office buildings and over 2,334 commercial developments. In addition, our CRIC system contains data on the local businesses and services, such as schools, transportation and hospitals. We built the CRIC system using in-house capabilities and have applied for copyright protections on the core technology developed by us.
      Our CRIC system consists of interlinked database, map, report and library functions. Our map functions and our library are features unique to our system. We believe that, compared to in-house project databases developed by competitors, our project database contains more data points and has more advanced search and analytic capabilities.
      Our CRIC library contains internally generated market studies, topical studies, project feasibility studies, form market reports and periodicals, as well as a comprehensive collection of real estate news and articles. For each project, the database records the total architectural and residential GFA, floor plans, construction materials, percentage of green space and in many cases the commercials and promotional materials used for the sales and marketing of the project. For each unit, the database records the selling price, GFA of each room, title history as well as material used in home improvement. The relevant property information is searchable through string queries or through clicking on the corresponding map. The map also contains visual presentations, in satellite or two-dimensional form, of information on local businesses and services, such as metro stations, hospitals and schools in the surrounding area. Users can use an assortment of tools built into the software and can sort and generate reports based on an array of search fields.
Research and Development
      We have 167 employees who conduct research and provide training at our E-House Research and Training Institute, located on the campus of Shanghai University. The Institute is a facility associated with East China Normal University and Shanghai University. Approximately 20% of our research staff are professors, associate professors or professor-level scholars, as determined by China’s scholar ranking system. The Institute is led by Professor Yongyue Zhang, our director, who is the vice chairman of the China Appraisal and Real Estate Services Industry Association, director of the China Real Estate Industry

Association and vice chairman of the Shanghai Economists Association and is the expert-in-residence at China’s Ministry of Construction.
      In addition to providing training, our research staff support all of our services. Their research activities involve producing project feasibility studies for internal use or for our clients. Our research staff also collect, compile and analyze market and project data to update and verify information on the CRIC system. They produce periodic and topical reports on a weekly, monthly and annual basis for distribution on our CRIC system.
Marketing and Brand Promotion
      In 2006, we generated approximately 40% of our total revenues from existing clients and another 30% from clients who approached us through word-of-mouth referrals. We employ a variety of marketing and brand promotion methods to enhance our brand recognition and attract developer clients and property buyers, including the following:
      Advertisements. We have advertising arrangements with many Chinese national and regional consumer media outlets, including television stations, newspapers and industry publications. We also advertise and distribute informational brochures, posters and flyers at various real estate conferences, exhibitions and trade shows.
      Seminars and Workshops. Our E-House Research and Training Institute frequently organizes seminars and workshops for real estate developers and other participants in the real estate industry. To date, our E-House Research and Training Institute has provided training to over 2,000 managerial personnel affiliated with our developer clients.
      E-House Membership Club. We created E-House Membership Club to attract property buyers. As of March 31, 2007, we had approximately 250,000 club members located in nine cities. We provide value-added services, such as newsletters containing information on the housing market and priority on sought-after properties without charge to our members. We frequently promote new properties to members who have indicated their preferences for new properties. We also conduct activities designed to increase our members’ loyalty, such as birthday greetings and invitations to entertainment events.
Competition
      The real estate services industry in China is rapidly evolving, highly fragmented and competitive. Compared to real estate development, real estate services require a smaller commitment of capital resources. This relatively lower barrier of entry permits new competitors to enter our markets quickly and compete with us. While we face competition in each geographic market in which we operate, we believe none of our competitors offers as broad a range of services and geographic coverage as we provide in the primary real estate agency services market. Our competitive position in Shanghai, Wuhan and Fuzhou is stronger than our position in other local markets. In Shanghai, we remained as the leading comprehensive real estate services company for three consecutive years starting in 2004 and our leading position was recognized by the prestigious “Golden Bridge” Award we received annually for the same period from the Shanghai Real Estate Services Company Association.
      In the primary real estate agency services market, our main competitors include World Union Real Estate Consultancy (China) Ltd., Hopefluent Group Holdings Limited, Shanghai T&D Real Estate Co. Ltd. and B.A. Consulting Company, all of which operate in multiple cities in China. In addition, we compete with local primary real estate agency services providers in each geographic market where we have a presence. In the secondary real estate brokerage services market, we compete with established international and domestic real estate brokerage firms, including Century 21 China Real Estate, Centaline Group, Coldwell Banker, Shanghai House Exchange Co., Ltd., SUNCO Real Estate Co., Ltd., and 5i5j Real Estate Co. Ltd., in terms of number of brokerage storefronts, sales force and geographic coverage. In the real estate consulting and information service market, we compete with other leading international and domestic real estate services companies which provide real estate consulting services, including DTZ International, Jones Lang LaSalle, CB Richard Ellis and First Pacific Savills.
      Competition in the real estate services industry is primarily based on brand recognition, quality and breadth of services and overall client experience. We believe that our well-known “E-House” brand, the breadth and quality of our services and our extensive experience, particularly in the primary real estate agency services market, give us competitive advantages over our competitors, especially smaller competitors who focus on a limited number of local markets. While many of our competitors may have more financial and other resources than we do, we believe our CRIC system, research capability, our knowledge and experience as well as our execution capability distinguish us from our competitors and allow us to respond more promptly to market changes.
Employees and Training
      Our sales staff are chosen for their education, qualification, poise and service oriented attitudes. Once recruited, our sales staff receive vigorous training on ethics and our standard sales protocols, sales technique, and necessary training for the specific properties to which they are assigned.
      We recruit on an as-needed basis. When we are engaged to provide sales services in a city where we have an existing office, we rely heavily on the local sales personnel. When we are engaged to provide sales services in a city where we have no existing office, we establish a core sales force in that city from our existing sales force. We then locally recruit new sales personnel and require them to go through three months of intensive training at our E-House Research and Training Institute. Most new recruits undergo a trial period before they are hired. We review the performance of our sales staff on a periodic basis.
      In addition to undergoing the initial intensive three-month training at the E-House Research and Training Institute, we encourage our sales staff to continue in their fields of study. We also encourage our mid-level management to systematically acquire more industry knowledge and management skills by offering them a variety of training programs at the E-House Research and Training Institute. We provide capable and experienced employees with opportunities to be promoted to management positions. As a result, we believe we have experienced attrition rates lower than industry standard among our managerial and sales staff since our inception.
      We had 617, 1,058 and 2,137 employees as of December 31, 2004, 2005 and 2006, respectively. As of March 31, 2007, we had 2,532 employees, including 536 in our corporate offices, 167 researchers and 1,829 sales staff, all of whom are our employees. We pay our sales staff a combination of salaries and sales commissions and pay salaries to all other employees. We consider our relations with our employees to be good.
Intellectual Property
      The “E-House” brand, our proprietary CRIC system and other intellectual property rights contribute to our competitive advantage in the real estate services industry in China. To protect our brand, our CRIC system and other intellectual property, we rely on a combination of trademark, trade secret and copyright laws in China as well as imposing procedural and contractual confidentiality and invention assignment obligations on our employees, contractors and others.
      We currently have the “” registered trademark in China and are in the process of finalizing the governmental transfer procedures of the registered trademark “” in China. We have also applied for the registration of the trademarks “,” “CRIC,” “” and “E-House.” We have registered our domain names, www.ehousechina.com, www.1fang.com, www.cityrehouse.com.cn and www.yiju.org with China Internet Network Information Center. We have developed our CRIC system and own its copyright. Our rights in the CRIC system, including but not limited to rights to publish, amend, issue and license such copyright, are all protected in accordance with the “Computer Software Protect Regulation”. The copyright owner has the right to license or transfer the copyright to other parties by collecting remuneration. We have applied for and obtained the Software Copyright Certificate for the CRIC system, thus our core technology CRIC system is better protected under the PRC law.
      While we cannot assure you that our efforts will deter others from misappropriating our intellectual property rights, we will continue to create and protect our intellectual property rights in order to maintain our competitive position.
Facilities
      Our headquarters are located in Shanghai, China, where we lease approximately 2,009 square meters of corporate office space. As of December 31, 2006, our offices in 20 cities occupy an aggregate of 20,364 square meters of leased space. We consider our corporate office space adequate for our current and future operations.
Legal Proceedings
      We are subject to legal proceedings, investigations and claims incidental to the conduct of our business from time to time. We are not currently a party to, nor are we aware of, any legal proceeding, investigation or claim which, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or results of operations.

REGULATION
      We are subject to a number of laws and regulations in China relating to real estate service companies. Pursuant to the Foreign Investment Industry Guidance Catalogue, effective as of January 1, 2005, there are no restrictions on foreign investment in the real estate service industry in China. This section summarizes the principal current PRC laws and regulations relevant to our business and operations.
Regulation of Real Estate Services Industry
      The principal regulations governing the real estate service industry in China include the Law on Administration of the Urban Real Estate issued by the Standing Committee of National People’s Congress in July 1994, and the Provisions on the Administration of Urban Real Estate Intermediary Services promulgated by the Ministry of Construction, or MOC, in January 1996, as amended. We have met and are in compliance with all the material registration and license requirements for conducting our business, as summarized below.

Regulation on the Establishment of Real Estate Services Companies
      Under the above regulations, real estate services refer to real estate consulting services, real estate appraisal services, and real estate brokerage services. Under PRC laws, a company is required to obtain a business license from the State Administration for Industry and Commerce, or SAIC, before it can commence business. To qualify as a real estate services company, a company must register with the local offices of SAIC in each locality where it does business. Thus, we are required to file with the real estate regulatory authorities at the county level or above within one month after effecting the SAIC registration. Penalty for non-compliance includes imposition of fine, injunction against illegal services and revocation of licenses. To continue its existence as a real estate service company, it must meet certain organizational, financial and operational criteria, such as possessing sufficient funding and employing qualified personnel. It must keep proper records and comply with prescribed procedures in delivering its services.

Regulation of Real Estate Agency Companies and Agents
      Pursuant to the Regulatory Measures on the Sale of Commercial Houses promulgated by MOC, effective June 1, 2001, a real estate developer may entrust a real estate service organization as a broker to pre-sell or sell primary residential housing. The regulatory measures provide that the real estate broker must not make any false statements regarding a property to clients and must present clients with relevant title certificates or sale permits of the properties and the related letter of authorization. Thus, according to these regulatory measures, we are not permitted to (a) act as agents to sell primary residential housing for which requisite certificates, permits or authorization letters have not been obtained, (b) provide false statements on the conditions of any property in any advertisement, or (c) violate any PRC advertisement law.
      On December 29, 2006, the MOC and the People’s Bank of China promulgated the Circular Concerning Strengthening the Management of Real Estate Services and Regulating the Trade Settlement Capital Account, which provided a number of specific directives to regulate the real estate services industry. Under the Circular, we are not permitted to receive cash purchase payments on behalf of our clients in secondary real estate transactions and we are required to establish separate security deposit accounts for our clients in these transactions.
      In August, 2004, the SAIC promulgated the Measures of the PRC on Management of Brokers, or the Measures. Brokers as defined in the Measures include individuals, legal persons and other entities that act as intermediary broker or agent in economic transactions for the purpose of obtaining commissions. The local offices of the SAIC are the administrative bodies for brokers, responsible for handling registrations of brokers and supervising their activities. Different types of brokerages are required to obtain corresponding qualification licenses applicable to their respective businesses. Within 20 days after a brokerage employs or dismisses any broker, it must file the broker’s information and the related contracts with the local offices of SAIC. Thus, according to these measures, before we or our individual brokers are allowed to engage in any brokerage services, we or our individual brokers, respectively, are required to obtain the required qualification licenses from SAIC. In addition, no brokerage or broker can engage in any activities beyond the permitted business scope or against clients’ interests. In cases of non-compliance, the local offices of SAIC can issue warnings or impose fines up to RMB30,000 ($3,844).
      Pursuant to the Interim Regulation on Professional Qualification for Real Estate Brokers and the Implementing Measures on the Examinations of Professional Qualification for Real Estate Brokers issued by the Ministry of Personnel and MOC in December 2001, to practice as a qualified real estate broker, an individual must first obtain a qualification certificate for real estate brokers, and then the real estate broker license. An individual broker who fails to obtain the required qualification certificate or license will not be permitted to engage in the real secondary estate agency services for us.
      In Shanghai, a real estate brokerage must have a registered capital of at least RMB100,000 ($12,814) and employ at least five licensed real estate brokers. It must also satisfy other requirements set forth in the Law of the PRC on Administration of the Urban Real Estate. Real estate brokerages or their branches must file with the real estate authorities and obtain a certificate of record which is valid for two years. Individual licensed brokers are subject to examination every two years before they can have their licenses renewed.
      Real estate brokerages in Chongqing are subject to an accreditation system, with grades of class C, class B and class A. A real estate brokerage can conduct only those businesses that are within the permitted business scope and grade. The brokerage is also subject to annual examination by the real estate authority.
      In Beijing, since July 1, 2004, a newly established real estate brokerage is required to register with the local real estate authority. A real estate brokerage must have at least four individuals with the requisite real estate broker licenses, or the Real Estate Broker Qualification Certificates in Beijing, and must satisfy the requirements set forth in the Law of the PRC on Administration of the Urban Real Estate. Any sub-branch of a brokerage must have at least two qualified real estate brokers and must register with the local real estate authority within one month after obtaining its business license.

Regulation of Real Estate Consultation Business
      The Provisions on the Administration of Urban Real Estate Intermediary Services set forth the basic requirements for setting up and operating real estate brokerage enterprises. According to these provisions, personnel engaged in the real estate consultation business must be professionals who have real estate related credentials or meet certain education requirement and possess the professional titles relating to real estate consultation and have obtained certain certificates for passing relevant examinations. The number of such professionals in an enterprise engaged in the real estate consultation business must exceed 50% of its total number of employees. These requirements imposed by the provisions may thus restrict our ability to hire a sufficient number of qualified personnel that we need to conduct or expand our business.

Regulation of Real Estate Intermediary Service Charges
      According to Real Property Intermediary Service Charges Circular, promulgated by the State Planning Commission and MOC on July 7, 1995, real estate intermediaries must expressly state their service charges, which are in the form of commissions. With respect to real estate consultation services, the PRC government issues pricing guidelines. However, specific charges are decided through negotiations between clients and the consulting service providers.
      Pursuant to Real Property Intermediary Service Charges Circular, commissions for the sale of real property should be between 0.5% and 2.5% of the transaction price. For exclusive agency services, commissions can be raised to a maximum of 3% of the transaction price. Commissions for real estate rental services range between 50% and 100% of the monthly rent, as negotiated between the relevant parties. Rental commissions are one-time payments regardless of the lease duration.

      In Shanghai, the maximum commission that a broker may receive from the sale of residential properties is 2% of the transaction price. Commissions for real estate rental services can not exceed 70% of the monthly rent. Commissions for assignments of State land use rights can not exceed 3% of the transaction price. Commissions should be born equally between the buyer and the seller, or between the lessor and the lessee, unless stipulated otherwise in a written agreement. With respect to customized service requiring special expertise, a real estate brokerage organization of sufficiently large size (not including franchised stores and stores under contracted management) can apply for approval from the local pricing authorities to charge fees that exceed the fee level set forth in government guidelines.
      In Hangzhou, since February 1, 2007, commissions for real property transactions vary depending on the transaction value but they cannot exceed 1% of the transaction value from each of the two parties in the transaction. Commissions for real estate rental services are 40% of one month’s rent from each of the lessor and the lessee, and the parties can negotiate for an increase of no more than 25%. These commissions are one-time payments regardless of the lease duration.
      In Chongqing, commissions for real property transactions cannot exceed 2% of the transaction price. For real estate rental services, the level of commissions is not regulated.
      Due to the restrictions mentioned above, we are not allowed to charge our clients commission rates that exceed the maximum charge rate.
Regulations on Trademarks
      Both the PRC Trademark Law, adopted in 1982 and revised in 2001, and the Implementation Regulation of the PRC Trademark Law adopted by State Council in 2002, gave protection to the holders of registered trademarks and trade names. The Trademark Office under the authority of the SAIC handles trademark registrations and grants a term of rights of ten years to registered trademarks. Trademark license agreements must be filed with the Trademark Office or its regional offices.
Regulations on Foreign Currency Exchange
      Under the Foreign Currency Administration Rules promulgated in 1996 and revised in 1997 and various regulations issued by State Administration of Foreign Exchange, or SAFE, and other relevant PRC government authorities, Renminbi is convertible into other currencies for the purpose of current account items, such as trade related receipts and payments, interest and dividend. The conversion of Renminbi into other currencies and remittance of the converted foreign currency outside China for the purpose of capital account items, such as direct equity investments, loans and repatriation of investment, requires the prior approval from SAFE or its local office. Payments for transactions that take place within China must be made in Renminbi. Unless otherwise approved, PRC companies must repatriate foreign currency payments received from abroad. Foreign-invested enterprises may retain foreign exchange in accounts with designated foreign exchange banks subject to a cap set by SAFE or its local office. Unless otherwise approved, domestic enterprises must convert all of their foreign currency proceeds into Renminbi.
      On October 21, 2005, SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Reverse Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, which became effective as of November 1, 2005. According to the notice, a special purpose company, or SPV, refers to an offshore company established or indirectly controlled by PRC residents for the special purpose of carrying out financing of their assets or equity interest in PRC domestic enterprises. Prior to establishing or assuming control of an SPV, each PRC resident, whether a natural or legal person, must complete the overseas investment foreign exchange registration procedures with the relevant local SAFE branch. The notice applies retroactively. As a result, PRC residents who have established or acquired control of these SPVs that previously made onshore investments in China were required to complete the relevant overseas investment foreign exchange registration procedures by March 31, 2006. These PRC residents must also amend the registration with the relevant SAFE branch in the following circumstances: (1) the PRC residents have completed the injection of equity investment or assets of a domestic company into the SPV; (2) the overseas funding of the SPV has been completed;

(3) there is a material change in the capital of the SPV. Under the rules, failure to comply with the foreign exchange registration procedures may result in restrictions being imposed on the foreign exchange activities of the violator, including restrictions on the payment of dividends and other distributions to its offshore parent company, and may also subject the violators to penalties under the PRC foreign exchange administration regulations.
Regulations on Loans to and Direct Investment in PRC Entities by Offshore Holding Companies
      According to the Provisional Regulations on Statistics and Supervision of Foreign Debt promulgated by SAFE on September 24, 1997 and the Interim Provisions on the Management of Foreign Debts promulgated by SAFE, the National Development and Reform Commission and the Ministry of Finance and effective from March 1, 2003, loans by foreign companies to their subsidiaries in China, which accordingly are foreign-invested enterprises, or FIEs, are considered foreign debt, and such loans must be registered with the local branches of SAFE. Under the provisions, these FIEs must register with the local branches of SAFE within 15 days from the date on which the loan agreements for the foreign debt are executed. In addition, the total amount of the accumulated foreign debt borrowed by an FIE is not allowed to exceed the difference between the total investment and the registered capital of the FIE. In addition, the total amount of accumulated foreign debt borrowed by an FIE is limited to the difference between the total investment and the registered capital of the FIE. Total investment of an FIE is the total amount of capital that can be used for the operation of the FIE, as approved by the Ministry of Commerce or its local counterpart. Registered capital of an FIE is the total amount of capital contributions made to the FIE by its foreign holding company or owners, as approved by the Ministry of Commerce or its local counterpart and registered at the State Administration for Industry and Commerce or its local counterpart.
      According to applicable PRC regulations on FIEs, capital contributions from a foreign holding company to its PRC subsidiaries, which are considered FIEs, may only be made when the approval by the Ministry of Commerce or its local counterpart is obtained. In approving such capital contributions, the Ministry of Commerce or its local counterpart examines the business scope of each FIE under review to ensure it complies with the Foreign Investment Industrial Guidance Catalogue, which classifies industries in China into three categories: “encouraged foreign investment industries,” “restricted foreign investment industries” and “prohibited foreign investment industries.” None of our PRC subsidiaries is engaged in any of the “restricted foreign investment industries” or “prohibited foreign investment industries” under the Catalogue.
      Our PRC subsidiaries, such as E-House Shanghai, Shanghai CRIC Information Technology Co. Ltd, and Shanghai Cityrehouse Real Estate Agency Co., Ltd., are FIEs subject to the regulations discussed above.
Regulations on Dividend Distribution
      The principal regulations governing dividend distributions by wholly foreign owned enterprises and Sino-foreign equity joint ventures include:

•	The Wholly Foreign Owned Enterprise Law (1986), as amended;

•	The Wholly Foreign Owned Enterprise Law Implementing Rules (1990), as amended;

•	the Sino-foreign Equity Joint Venture Enterprise Law (1979), as amended; and

•	the Sino-foreign Equity Joint Venture Enterprise Law Implementing Rules (1983), as amended.
      Under these regulations, wholly foreign owned enterprises and Sino-foreign equity joint ventures in China may pay dividends only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. Additionally, a wholly foreign-owned enterprise is required, as other enterprises subject to PRC laws, to set aside at least 10% of its after-tax profits each year, if any, to fund statutory reserve funds until the cumulative amount of such funds reaches 50% of its registered capital. For each of our PRC subsidiaries that has achieved profit under the PRC accounting standards, it has set aside at least 10% of its after-tax profits to meet the statutory reserve requirements. A wholly foreign-owned enterprise may, at its discretion, allocate a portion of its after-tax profits calculated based on the PRC accounting standards to staff welfare and bonus funds. None of our PRC subsidiaries has set aside its after-tax profits, if any, to fund these discretionary staff welfare and bonus funds. We have not implemented any policy or plan for our PRC subsidiaries to maintain discretionary staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends except in the event of liquidation and cannot be used for working capital purposes. These requirements apply to E-House Shanghai, Shanghai CRIC Information Technology Co. Ltd, and Shanghai Cityrehouse Real Estate Agency Co., Ltd.
Regulation on Overseas Listing
      On August 8, 2006, six PRC regulatory agencies, namely, the PRC Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration for Taxation, SAIC, CSRC, and SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rule, which became effective on September 8, 2006. This New M&A Rule requires, among other things, that offshore SPVs, formed for overseas listing purposes through acquisitions of PRC domestic companies controlled by PRC companies or individuals, obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. On September 21, 2006, CSRC published a notice on its official website specifying documents and materials required to be submitted to it by SPVs seeking CSRC approval of their overseas listings.
      While the application of this new regulation remains unclear, we believe, based on the advice of our PRC counsel, Jin Mao Law Firm, that CSRC approval is not required in the context of this offering based on their interpretation of the New M&A Rule and other existing regulations. Jin Mao Law Firm’s legal opinion regarding this new M&A Rule is being filed as an exhibit to our registration statement on Form F-1 of which this prospectus is a part and is available at the website of the United States Securities and Exchange Commission, or the SEC, at www.sec.gov. See “Risk Factors — Risks Related to Doing Business in China — The approval of the China Securities Regulatory Commission, or the CSRC, may be required in connection with this offering under a recently adopted PRC regulation. The regulation also establishes more complex procedures for acquisitions conducted by foreign investors which could make it more difficult to pursue growth through acquisitions.”

MANAGEMENT
Directors and Executive Officers
      The following table sets forth information regarding our directors and executive officers as of the date of this prospectus.

Directors and Executive Officers	Age	Position/Title

Xin Zhou	39	Chairman, Chief Executive Officer
Neil Nanpeng Shen	39	Independent Director
Charles Chao	41	Independent Director Appointee*
Bing Xiang	45	Independent Director Appointee*
Hongchao Zhu	47	Independent Director Appointee*
Yongyue Zhang	53	Director
Mark Qiu	43	Director†
Thomas Pulley	43	Director†
Li-Lan Cheng	42	Chief Financial Officer
Jianjun Zang	40	Director†, Executive Vice President
Xudong Zhu	39	Director†, Executive Vice President
Chunlin Chen	39	Director†, Vice President
Canhao Huang	49	Director
Zuyu Ding	33	Technology Director
Ber Jen Ko	43	General Manager

*	Messrs. Chao, Xiang and Zhu have accepted our appointment to be the independent directors of our company, effective upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part.

†	Messrs. Qiu, Pulley, Zang, Zhu and Chen will resign from our board of directors, effective upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part.
      Mr. Xin Zhou is one of the co-founders of our company and has served as the chairman and our chief executive officer since December 2004. Mr. Zhou has over 14 years of experience in China’s real estate industry. Mr. Zhou has been the chairman and president of Shanghai Real Estate Consultant & Sales (Group) Co., Ltd. since 2003. From 1997 to 2003, he served as a director and the general manager of Shanghai Real Estate Exchange Co., Ltd., and as the deputy general manager of Shanghai Jinfeng Investments Co., Ltd., a company listed on the Shanghai Stock Exchange. Mr. Zhou also served as the chairman and general manager, of Shanghai Wanxin Real Estate Investments Consulting Ltd. from 1994 and 1997. In recognition of his contribution to the development of real estate marketing, brokerage and circulation area in Shanghai and elsewhere in China, Mr. Zhou was awarded in 2005 the “Special Contribution Award in China’s Real Estate Circulation Industry” and named one of the “2005 ten most influential people in the real estate services industry” from China City Property Exposition Commission. Mr. Zhou currently serves as Chairman of the Real Estate Services Committee of the China Real Estate Association. Mr. Zhou received his bachelor’s degree from Shanghai Industrial University.
      Mr. Neil Nanpeng Shen has served as our director since January 2005. Mr. Shen is the founding managing partner of Sequoia Capital China Advisors (Hong Kong) Limited. Mr. Shen co-founded Home Inns & Hotels Management Inc., a leading economy hotel chain in China listed on the Nasdaq Global Market, and Ctrip.com International, Ltd., the largest travel consolidator in China listed on the Nasdaq Global Market, and served as Ctrip’s chief financial officer from 2000 to October 2005 and as president from August 2003 to October 2005. Prior to founding Ctrip, Mr. Shen worked for more than eight years in the investment banking industry in New York and Hong Kong. He was a director at Deutsche Bank Hong

Kong where he worked from 1996 to 1999. Prior to 1996, he worked at Chemical Bank, Lehman Brothers and Citibank in various investment banking areas. Currently, Mr. Shen is a co-chairman of Home Inns, a director of Ctrip and also an independent director, the chairman of the audit committee and a member of the compensation and nominating committee of Focus Media Holding Limited, a Nasdaq-listed media advertising company based in China. Mr. Shen received his bachelor’s degree from Shanghai Jiao Tong University in China and his master’s degree from the School of Management at Yale University.
      Mr. Charles Chao will serve as our independent director, commencing from the SEC’s declaration of effectiveness of our registration statement, of which this prospectus is a part. Since May 2006, Mr. Chao has served as a director and the chief executive officer of SINA Corporation, a Nasdaq-listed online media company. Prior to that, Mr. Chao was a president and the chief financial officer of SINA Corporation, and had also served as SINA Corporation’s co-chief operating officer in charge of website operation, marketing and online advertisement sales. Prior to joining SINA Corporation, Mr. Chao served as an audit manager at PricewaterhouseCoopers, LLP in Silicon Valley, California. Mr. Chao is also an independent director, the chairman of the compensation committee and a member of the audit and nominations committees of Focus Media Holding Limited. Mr. Chao received his master’s degree in professional accounting from University of Texas at Austin. He also holds a master’s degree in journalism from University of Oklahoma and a bachelor’s degree in journalism from Fudan University in China. Mr. Chao is a certified public accountant and a member of the American Institute of Certified Public Accountants.
      Dr. Bing Xiang will serve as our independent director, commencing from the SEC’s declaration of effectiveness of our registration statement, of which this prospectus is a part. Dr. Xiang has served as an independent director of Huicong International Information since 2002, and has served as an independent director of Shanxi Taichuan Machine Development Co., Ltd. and E Fund Management Co., Ltd. since 2001. Dr. Xiang is a Professor of accounting and Dean at the Cheung Kong Graduate School of Business. Prior to that, Dr. Xiang was a professor and founding director of EMBA and Executive Education programs at the Guanghua School of Management, Peking University. He also taught at the Hong Kong University of Science and Technology, Chinese University of Hong Kong and China-Europe International Business School. Dr. Xiang holds a bachelor’s degree from the Xi’an University of Transportation and a Ph.D. degree in accounting from the University of Alberta.
      Mr. Hongchao Zhu will serve as our independent director, commencing from the SEC’s declaration of effectiveness of our registration statement, of which this prospectus is a part. Since 1985, Mr. Zhu has served as managing partner of Shanghai United Law Firm. Mr. Zhu also serves as vice chairman of the All China Bar Association and vice chairman of the Shanghai Bar Association. In addition, Mr. Zhu serves as arbitrator of Shanghai Arbitration Association as well as arbitrator of China International Economic Trade Arbitration Commission. Mr. Zhu received both his master’s and bachelor’s degrees in law from Fudan University in Shanghai, China.
      Dr. Yongyue Zhang has served as our director since December 2006. Dr. Zhang has also served as the president of Shanghai E-House Real Estate R&D Institute since September 2005 and as the vice chairman of Shanghai Real Estate Consultant & Sales (Group) Co., Ltd. since 2005. From 2002 to 2004, Dr. Zhang served as the vice chairman of Shanghai Jinfeng Investment Co., Ltd., a company listed on the Shanghai Stock Exchange, and as the chairman of Shanghai Real Estate Consultant & Sales (Group) Co., Ltd. From 2000 to 2002, Dr. Zhang was the general manager of Shanghai Jinfeng Investment Co., Ltd. From 1986 to 2000, Dr. Zhang was a professor in Shanghai East China Normal University. Dr. Zhang is a renowned economist specializing in real estate industry. He also holds the positions of vice chairman of the China Appraisal and Real Estate Services Industry Association, director of the China Real Estate Industry Association and vice chairman of the Shanghai Economists Association and is the expert-in-residence at China’s Ministry of Construction.
      Dr. Mark Qiu is a director of our company since April, 2006. He is chief executive officer and managing director of China Renaissance Capital Investment Inc., a Greater China focused private equity investment firm. Dr. Qiu currently acts as director of approximately twenty companies. From 2001 to 2005, Dr. Qiu was the chief financial officer and senior vice president of CNOOC Limited, a Chinese state owned oil company listed on both the New York Stock Exchange and the Stock Exchange of Hong Kong. From 1998 to 2000, Dr. Qiu was an oil and gas banker with Salomon Smith Barney, with his last role there as the head of Asia Oil & Gas Investment Banking Group. From 1993 to 1997, he held various management positions at Atlantic Richfield Corporation. Dr. Qiu received a bachelor’s degree from Hangzhou University, China, a master’s degree and a Ph.D. degree in decision science from the University of Texas at Arlington, as well as an MBA degree from the Sloan School of Management at Massachusetts Institute of Technology.
      Mr. Thomas Pulley has served as our director since April 2006. Mr. Pulley is a managing director of Credit Suisse Securities (Japan) Limited and is responsible for overseeing all of DLJ Real Estate Capital Partners’ Asian investment activities. He is also the representative director of Beta West Servicing Company. In 1993, Mr. Pulley founded the commercial-mortgage-backed securities group at Bankers Trust. From 1994 to 1997, he was a member of Bankers Trust’s Real Estate Equity Investment Committee and Management Committee. Mr. Pulley was the Head of Asian Principal Finance for UBS, based in Tokyo, in 1997, and the Head of Illiquid Securities for Dresdner Kleinwort Benson, based in London, from 1998 to 1999. Mr. Pulley has experience investing in distressed debt and real estate assets located in London, Germany, Eastern Europe, Thailand, Malaysia, the Philippines, Japan and China. Mr. Pulley received a BA degree from the University of California at Berkeley and an MBA degree from the Wharton School of the University of Pennsylvania.
      Mr. Li-Lan Cheng has served as our chief financial officer since November 2006. Prior to joining us, Mr. Cheng served from 2005 to 2006 as the chief financial officer of SouFun Holdings Limited, China’s leading real estate Internet company. He was a partner at China Real Estate Investment and Management Co., Ltd. from 2004 to 2005. From 2002 to 2004, Mr. Cheng served as an executive director and the chief financial officer of SOHO China Limited, a real estate developer in Beijing. Mr. Cheng was an assistant director and the head of Asian transportation sector investment banking group of ABN AMRO Asia from 1997-2002. Mr. Cheng received a bachelor’s degree in Economics from Swarthmore College and a Ph.D. degree in Economics from the Massachusetts Institute of Technology. Mr. Cheng is a chartered financial analyst.
      Mr. Jianjun Zang has served as our director since December 2004 and as our vice president since January 2006. Mr. Zang has also served as a director and an executive president of Shanghai Real Estate Consultant & Sales (Group) Co., Ltd. since 2001. He was the chairman and general manager of the predecessor of Shanghai Real Estate Brokerage Co., Ltd. in 2000. Mr. Zang served as a director and general manager of Shanghai Yidu Real Estate Sales & Planning Co., Ltd. from 1998 to 2000, and as an operating director of Shanghai Lidahang Real Estate Consulting Co. from 1993 to 1998. Mr. Zang received a bachelor’s degree from Fudan University and an EMBA degree from Shanghai Jiao Tong University in China.
      Mr. Xudong Zhu has served as our director since December 2004 and as our executive vice president since January 2006. Mr. Zhu has served as a director and executive president of Shanghai Real Estate Consultant & Sales (Group) Co., Ltd. since 2001. From 1998 to 2000, he was the planning supervisor of Shanghai Real Estate Exchange Co., Ltd. Mr. Zhu served as the general manager of Shanghai Xuyang Media Co., Ltd. from 1994 to 1998 and as a planning supervisor of Shanghai Hollywood Real Estate Development Co. from 1992 to 1994. Mr. Zhu received a bachelor’s degree from Shanghai Industrial University and an EMBA degree from Shanghai Jiao Tong University in China.
      Mr. Canhao Huang has served as our director since April 2006 and as our vice president since January 2006. Mr. Huang has been a vice president of Shanghai Real Estate Consultant & Sales (Group) Co., Ltd. since 2000. Prior to that, Mr. Huang was a manager at Shanghai No. 1 Department Store Co., Ltd. from 1985 to 2000.
      Mr. Chunlin Chen has served as our director since April 2006 and as our vice president since January 2006. Mr. Chen served as the financial controller of Shanghai Real Estate Consultant & Sales (Group) Co., Ltd. from 2005 to 2006 and as the vice president in Shanghai Golden Hill Investments Development Ltd. from 2002 to 2005. From 1998 to 2002, Mr. Chen was the chief accountant of Shanghai Jinfeng

Investments Co., Ltd., a company listed on the Shanghai Stock Exchange. From 1994 to 1998, he served as a section chief at Shanghai Pudong Development Bank. Mr. Chen received a bachelor’s degree from Hua Zhong Normal University and a master’s degree from Shanghai University of Finance & Economics in China.
      Mr. Zuyu Ding has served as our technology director since January 2006. Mr. Ding is currently also serving as the vice principal of Shanghai E-House Real Estate R&D Institute and the chief executive officer of Shanghai CRIC Information Technology Co., Ltd. He has been the vice president and technology director of Shanghai Real Estate Consultant & Sales (Group) Co., Ltd. since 2001. Mr. Ding served as the research and development manager of Shanghai Residential Consumer Service Co., Ltd. from 2000 to 2001. He worked as manager of the research and development department at Shanghai Real Estate Exchange Co., Ltd. from 1997 to 2000. Mr. Ding received a bachelor’s degree from Shanghai East China Normal University and an MBA from Macau University of Science & Technology.
      Mr. Ber Jen Ko has served as our general manager in charge of secondary brokerage services since January 2006 and as vice chairman of E-House & Cityrehouse Real Estate Consultancy Limited since August 2006. Mr. Ko has been the general manager of Shanghai City Rehouse Agent Consultant Co., Ltd. since 2002. He served as the deputy general manager of Shanghai Pacific Rehouse Service Co., Ltd. from 1994 to 2002.
Employment Agreements
      We have entered into employment agreements with each of our senior executive officers. We may terminate a senior executive officer’s employment for cause, at any time, without notice or remuneration, for certain acts of the officer, including, but not limited to, a conviction or plea of guilty to a felony, negligent or dishonest acts to our detriment or misconduct or a failure to perform agreed duties. A senior executive officer may, upon advance written notice, terminate his or her employment if there is a material and substantial reduction in his or her authority and responsibilities and such resignation is approved by our board of directors. Furthermore, we may, upon advance written notice, terminate a senior executive officer’s employment at any time without cause. Each senior executive officer is entitled to certain benefits upon termination, including severance pay, if we terminate the employment without cause or if he or she resigns upon the approval of our board of directors. The severance pay comprises one, two or three months’ base salary if such termination or resignation becomes effective during the first year, during the second year or after the second anniversary, respectively, of the effective date of the employment agreement. The benefits also include the officer’s entitlement to exercise his or her vested options as of the date of termination at any time within three months after the date of termination. Except for the foregoing, the officer is not entitled to any severance payments or benefits upon the termination of the employment for any reason. We will indemnify a senior executive officer for his or her losses based on or related to his or her acts and decisions made in the course of his or her performance of duties within the scope of his or her employment.
      Each senior executive officer has agreed to hold in strict confidence any trade secrets or confidential information of our company. Each officer also agrees to faithfully and diligently serve our company in accordance with the employment agreement and the guidelines, policies and procedures of our company approved from time to time by our board of directors.
Board of Directors
      Our board of directors currently consists of nine directors. A director is not required to hold any shares in the company by way of qualification. A director may vote with respect to any contract or transaction in which he or she is materially interested provided the nature of the interest is disclosed prior to its consideration and any vote on such contract or transaction. The directors may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever outright or as security for any debt, liability or obligation of the company or of any third party.

Committees of the Board of Directors
      Prior to the closing of this offering, we intend to establish three committees under the board of directors: the audit committee, the compensation committee and the corporate governance and nominating committee. We intend to adopt a charter for each of the committees prior to the closing of this offering. Each committee’s members and functions are described below.
      Audit Committee. Our audit committee will consist of Messrs. Neil Nanpeng Shen, Charles Chao and Bing Xiang, all of whom satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. In addition, Messrs. Chao and Xiang meet the “independence” standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. Mr. Chao will be the chair of our audit committee. The purpose of the audit committee is to assist our board of directors with its oversight responsibilities regarding: (i) the integrity of our financial statements, (ii) our compliance with legal and regulatory requirements, (iii) the independent auditor’s qualifications and independence, and (iv) the performance of our internal audit function and independent auditor. The audit committee will be responsible for, among other things:

•	appointing the independent auditors and pre-approving all audit and non-audit services permitted to be performed by the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	discussing the annual audited financial statements with management and the independent auditors;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies; and

•	meeting separately and periodically with management and the independent auditors.
      Compensation Committee. Our compensation committee will consist of Messrs. Hongchao Zhu and Bing Xiang, both of whom satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. Mr. Zhu will be the chair of our compensation committee. The purpose of the compensation committee is, among other things, to discharge the responsibilities of our board of directors relating to compensation of our directors and executive officers, including reviewing and evaluating and, if necessary, revising the compensation plans, policies and programs of the company adopted by our management. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

•	reviewing and evaluating at least annually and, if necessary, revising the compensation policies adopted by our management;

•	reviewing and evaluating at least annually the performance, and determining the compensation, of our chief executive officer;

•	reviewing and approving our chief executive officer’s employment agreement and amendments thereto, and severance arrangement, if any;

•	reviewing all annual bonus, long-term incentive compensation, share option, employee pension and welfare benefit plans; and

•	reviewing and approving director and executive officer indemnification and insurance matters, and any employee loans in an amount equal to or greater than $60,000.
      Nominating and Corporate Governance Committee. Our nominating and corporate governance committee will consist of Messrs. Hongchao Zhu and Bing Xiang, both of whom satisfy the

“independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. Mr. Xiang will be the chair of our nominating and corporate governance committee. The purpose of this committee is to assist our board of directors in discharging the board’s responsibilities regarding, among other things, identification and recommendation of qualified candidates as members of our board and its committees, and annual review of the composition of our board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

•	recommending to our board of directors for nomination or appointment by the board such candidates as the committee has found to be well qualified and willing and ready to be elected or reelected to serve as our members of our board or its committees or to fill any vacancies on our board or its committees, respectively;

•	reviewing annually the composition of our board of directors and its committees in light of the characteristics of independence, qualification, experience and availability of the board members;

•	developing and recommending to our board of directors a set of corporate governance guidelines and principles applicable to the company; and

•	monitoring of compliance with the company’s code of business conduct and ethics, including reviewing the adequacy and effectiveness of our internal rules and procedures to ensure compliance with applicable laws and regulations.
Duties of Directors
      Under Cayman Islands law, our directors have a duty of loyalty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. A shareholder has the right to seek damages if a duty owed by our directors is breached.
Terms of Directors and Officers
      Our officers are elected by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until their resignation, death or incapacity or until their respective successors have been elected and qualified in accordance with our shareholders agreement and our articles of association. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; or (ii) dies or is found by our company to be or becomes of unsound mind.
Compensation of Directors and Executive Officers
      For the year ended December 31, 2006, we paid an aggregate of approximately RMB3.7 million ($469,993) in cash to our senior executive officers, and we did not pay any cash compensation to our non-executive directors.
Share Incentive Plan
      Share Incentive Plan. We have adopted a Share Incentive Plan, or the plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. The plan permits us to grant three types of awards: stock options, restricted shares and restricted share units. The maximum aggregate number of shares which may be issued pursuant to all awards under the plan shall be 5% of our current total outstanding shares on an as-converted basis, plus an additional number of shares to be added on each of the third, sixth and ninth anniversary of the effective date of the plan, as a result of which the shares reserved under the plan as of each applicable anniversary shall equal 5% of our then total outstanding shares. We have granted to certain of our directors and executive officers restricted shares and options to purchase ordinary shares of our company at a weighted average price of $4.20 per share. The aggregate number of these restricted shares and the ordinary shares underlying these options is 736,364. We estimated the fair value of the options based on the sale price of an ordinary share transfer which had taken place close to the grant dates between an existing shareholder and a group of independent third parties. As of the date of this prospectus, none of these options have vested.
      Plan Administration. Our board of directors, or a committee designated by our board or directors, will administer the plan. The committee or the full board of directors, as appropriate, will determine the provisions and terms and conditions of granting awards under the plan.
      Award Agreement. Options and other awards granted under our plan are evidenced by an award agreement that sets forth the terms, conditions and limitations for each grant. In addition, the award agreement may also provide that securities granted are subject to a 180-day lock-up period following the effective date of a registration statement filed by us under the Security Act, if so requested by us or any representative of the underwriters in connection with any registration of the offering of any of our securities.
      Eligibility. We may grant awards to employees, directors and consultants of our company or any of our related entities, which include our subsidiaries or any entities in which we hold a substantial ownership interest.
      Acceleration of Awards upon Corporate Transactions. The outstanding awards will terminate and accelerate upon occurrence of a change-of-control corporate transaction where the successor entity does not assume our outstanding awards under the plan. In such event, each outstanding award will become fully vested and immediately exercisable, and the transfer restrictions on the awards will be released and the repurchase or forfeiture rights will terminate immediately before the date of the change-of-control transaction provided that the grantee’s continuous service with us shall not be terminated before that date.
      Term of the Awards. The term of each award grant shall be stated in the relevant award agreement, provided that the term shall not exceed 10 years from the date of the grant.
      Vesting Schedule. In general, the plan administrator determines, or the relevant award agreement specifies, the vesting schedule.
      Transfer Restrictions. Awards granted under the plan may not be transferred in any manner by the grantee other than by will or the laws of succession and may be exercised during the lifetime of the grantee only by the grantee.
      Termination of the Plan. Unless terminated earlier, the plan will terminate automatically in 2017. Our board of directors has the authority to amend or terminate the plan subject to shareholder approval to the extent necessary to comply with applicable law. However, no such action may (i) impair the rights of any grantee unless agreed by the grantee and the plan administrator or (ii) affect the plan administrator’s ability to exercise the powers granted to it under our plan.

PRINCIPAL AND SELLING SHAREHOLDERS
      The following table sets forth information with respect to the beneficial ownership of our ordinary shares, assuming conversion of all of our preferred shares into ordinary shares, as of the date of this prospectus, by:

•	each of our directors and executive officers;

•	each person known to us to own beneficially more than 5.0% of our ordinary shares; and

•	each selling shareholder.

	Ordinary shares			Shares
	Beneficially Owned		Ordinary shares	Beneficially
	Prior to This		Being Sold in	Owned After This
	Offering		This Offering	Offering(1)

	Number(2)	%(3)	Number %	Number %

Directors and Executive Officers:
Xin Zhou(4)	42,500,000	67.29
Neil Nanpeng Shen(5)	7,500,000	11.88
Charles Chao(6)	—	—
Bing Xiang(7)	—	—
Hongchao Zhu(8)	—	—
Yongyue Zhang(9)	1,000,000	1.58
Mark Qiu(10)	9,473,684	15.00
Thomas Pulley(11)	—	—
Li-Lan Cheng(12)	—	—
Jianjun Zang(13)	4,086,000	6.47
Xudong Zhu(14)	480,000	—*
Chunlin Chen(15)	350,000	—*
Canhao Huang(16)	1,366,500	2.16
Zuyu Ding(17)	450,000	—*
Ber Jen Ko(18)	—	—
All Directors and Executive
Officers as a Group(19)	67,206,184	94.17
Principal and Selling Shareholders:
On Chance Inc.(20)	19,270,000	30.51
CHF Investment Limited(21)	9,473,684	15.00
Jun Heng Investment Limited(22)	15,000,000	23.75
Smart Create Group Limited(23)	7,500,000	11.88

*	Less than 1%.

(1)	Assumes that the underwriters do not exercise the over-allotment option.

(2)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities.

(3)	For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the number of 63,157,895, being the sum of the number of ordinary shares outstanding as of June 14, 2007, the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days after the date of this prospectus and the number of ordinary shares issuable upon conversion of all outstanding Series A preferred shares at the conversion rate of 0.58 ordinary shares to one Series A preferred share.

(4)	Mr. Zhou indirectly holds 18,306,500 ordinary shares of our company through his 95% ownership of On Chance Inc., or On Chance. Mr. Zhou also indirectly holds 7,344,450 ordinary shares of our company through On Chance’s 51.54% ownership of Jun Heng Investment Limited, or Jun Heng. Through the granting of voting proxy by other shareholders of On Chance and Jun Heng to vote on their shares, Mr. Zhou is deemed the beneficial owner of the remaining 963,500 ordinary shares and 7,655,550 ordinary shares, respectively, of our company held by On Chance and Jun Heng. A group of other shareholders, comprising 11 entities wholly owned by certain employees of the company and 11 entities owned by third parties that are otherwise unrelated to our company or to Mr. Zhou, have also granted Mr. Zhou the voting proxy to vote on their behalf all of the 8,230,000 ordinary shares held in aggregate by these shareholders. As a result of the foregoing, Mr. Zhou is deemed to be the beneficial owner of 42,500,000 ordinary shares of our company.

Mr. Zhou disclaims beneficial ownership of these 42,500,000 shares except to the extent of his pecuniary interest therein. The business address of Mr. Zhou is 17F, Merchandise Harvest Building (East), No. 333 North Chengdu Road, Shanghai, PRC 200041, People’s Republic of China.

(5)	Includes 7,500,000 ordinary shares held by Smart Create Group Limited, a British Virgin Islands company that is controlled by Mr. Shen. Mr. Shen disclaims beneficial ownership of these 7,500,000 shares except to the extent of his pecuniary interest therein. The business address of Mr. Shen is Room 3202A, the Centrium, 60 Wyndham Street, Central, Hong Kong.

(6)	The business address of Mr. Chao is 17/F, Merchandise Harvest Building (East), No. 333 North Chengdu Road, Shanghai, PRC 200041, People’s Republic of China.

(7)	The business address of Mr. Xiang is 17/F, Merchandise Harvest Building (East), No. 333 North Chengdu Road, Shanghai, PRC 200041, People’s Republic of China.

(8)	The business address of Mr. Zhu is 17/F, Merchandise Harvest Building (East), No. 333 North Chengdu Road, Shanghai, PRC 200041, People’s Republic of China.

(9)	The business address of Mr. Zhang is 17/F, Merchandise Harvest Building (East), No. 333 North Chengdu Road, Shanghai, PRC 200041, People’s Republic of China.

(10)	Represents ordinary shares issuable upon conversion of all of the 16,363,636 Series A preferred shares held by CHF Investment Limited, a British Virgin Islands company, with its registered address at P.O. Box 173, Kingston Chambers, Road Town, Tortola, British Virgin Islands. CHF Investment Limited is controlled by its majority shareholder China Harvest Fund, L.P., which in turn is controlled by China Renaissance Capital Investment, L.P. Mark Qiu, a member of the investment committee of China Renaissance Capital Investment, L.P., shares the voting and investment power over the shares beneficially held by China Harvest Fund, L.P. with Hung Shih, Li Zhenzhi, Charles Pieper and Nicole Arnaboldi. Mr. Qiu disclaims beneficial ownership of the shares except to the extent of his pecuniary interest therein. Mr. Qiu’s address is c/o China Renaissance Capital Investment, L.P., M&C Corporate Services Limited, P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

(11)	The business address of Mr. Pulley is Izumi Garden Tower, 1-6-1 Roppongi, Minato-ku, Tokyo 106-0624, Japan.

(12)	The business address of Mr. Cheng is 17/F, Merchandise Harvest Building (East), No. 333 North Chengdu Road, Shanghai, PRC 200041, People’s Republic of China.

(13)	Represents 4,086,000 ordinary shares held by Jun Heng Investment Limited, a British Virgin Islands-incorporated company that is approximately 27.24%-owned by Mr. Zang. The business address of Mr. Zang is 17/F, Merchandise Harvest Building (East), No. 333 North Chengdu Road, Shanghai, PRC 200041, People’s Republic of China.

(14)	Represents 480,000 ordinary shares held by Sanson Developments Limited, a company incorporated in British Virgin Islands and wholly owned by Mr. Zhu. The business address of Mr. Zhu is 17/F, Merchandise Harvest Building (East), No. 333 North Chengdu Road, Shanghai, PRC 200041, People’s Republic of China.

(15)	Represents 350,000 ordinary shares held by Tripro Assets Limited, a company incorporated in British Virgin Islands and wholly owned by Mr. Chen. The business address of Mr. Chen is 17/F, Merchandise Harvest Building (East), No. 333 North Chengdu Road, Shanghai, PRC 200041, People’s Republic of China.

(16)	Represents 1,366,500 ordinary shares held by Jun Heng Investment Limited, a British Virgin Islands-incorporated company that is approximately 9.11%-owned by Mr. Huang. The business address of Mr. Huang is 17/F, Merchandise Harvest Building (East), No. 333 North Chengdu Road, Shanghai, PRC 200041, People’s Republic of China.

(17)	Represents 450,000 ordinary shares held by Jun Heng Investment Limited, a British Virgin Islands-incorporated company that is approximately 3.00%-owned by Mr. Ding. The business address of Mr. Ding is 17/F, Merchandise Harvest Building (East), No. 333 North Chengdu Road, Shanghai, PRC 200041, People’s Republic of China.

(18)	The business address of Mr. Ko is 17/F, Merchandise Harvest Building (East), No. 333 North Chengdu Road, Shanghai, PRC 200041, People’s Republic of China.

(19)	The calculation of the total number of ordinary shares includes those held by directors and executive officers who gave Mr. Zhou voting proxies to vote on such shares on their behalf while the calculation of the total percentages does not include those shares.

(20)	On Chance Inc. is a company incorporated in British Virgin Islands and 95%-owned by Xin Zhou. The registered address of On Chance Inc. is Sea Meadow House, Blackburne Highway, Road Town, Tortola, British Virgin Islands.

(21)	Represents ordinary shares issuable upon conversion of all of the 16,363,636 Series A preferred shares held by CHF Investment Limited, a British Virgin Islands company, with the registered address at P.O. Box 173, Kingston Chambers, Road Town, Tortola, British Virgin Islands. China Harvest Fund, L.P. and China Harvest Parallel Fund I, L.P. beneficially own 97.83% and 2.17%, respectively, of the share capital of CHF Investment Limited. Each of China Harvest Fund, L.P. and China Harvest Parallel Fund I, L.P. is a Cayman Islands exempted limited partnership, with its registered address at the offices of M&C Corporate Services Limited, P.O. Box 309 GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman

Islands. The general partner of each of China Harvest Fund, L.P. and China Harvest Parallel Fund I, L.P. is China Renaissance Capital Investment, L.P., a Cayman Islands exempted limited partnership. Voting and investment power of shares beneficially held by China Harvest Fund, L.P. and China Harvest Parallel Fund I, L.P. is exercised by the investment committee of China Renaissance Capital Investment, L.P. which consists of Mark Qiu, Hung Shih, Li Zhenzhi, Charles Pieper and Nicole Arnaboldi. The address for these committee members is c/o China Renaissance Capital Investment, L.P., M&C Corporate Services Limited, P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands. CHF Investment Limited is affiliated with Credit Suisse Securities (USA) LLC, which is a registered broker-dealer and a member of the NASD. Credit Suisse Securities (USA) LLC is a limited liability company with its principal place of business at 11 Madison Avenue, New York, New York 10010, U.S.A. Credit Suisse Securities (USA) LLC is an underwriter in this public offering.

(22)	Jun Heng Investment Limited is a company incorporated in British Virgin Islands and controlled by Xin Zhou. The registered address of Jun Heng Investment Limited is Beaufort House, P.O. Box 438, Road Town, Tortola, British Virgin Islands.

(23)	Smart Create Group Limited is a company incorporated in British Virgin Islands and controlled by Neil Nanpeng Shen. The registered address of Smart Create Group Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.
     As of the date of this prospectus, approximately 0.42% of our outstanding Series A preferred shares are held by four record shareholders in the United States, and none of our outstanding ordinary shares are held by record holders in the United States. Three of our shareholders, namely CHF Investment Limited, RECP E-House Investors Ltd. and E-House Co-Investors, Ltd., have informed us that they are affiliated with registered broker-dealers or are in the business of underwriting securities. Before these three shareholders purchased our Series A preferred shares in April 2006, none of them was affiliated or otherwise related to us. These three shareholders purchased our Series A preferred shares directly from us in their ordinary course of business and, at the time of the purchase, none of these three shareholders had agreements or understandings, directly or indirectly, with any person to distribute our Series A preferred shares.
      None of our existing shareholders has different voting rights from other shareholders after the closing of this offering. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

RELATED PARTY TRANSACTIONS
Private Placement
      On April 11, 2006, we issued and sold 22,727,272 Series A preferred shares at a purchase price of $1.10 per share to a group of investors, including CHF Investment Limited, which purchased 16,363,636 shares; RECP E-House Investors Ltd., which purchased 4,454,546 shares; E-House Co-Investors, Ltd., which purchased 90,909 shares; SIG China Investment One, Ltd., which purchased 909,091 shares; Farallon Capital Partners, L.P., which purchased 190,909 shares; Farallon Capital Institutional Partners, L.P., which purchased 163,636 shares; Farallon Capital Institutional Partners II, L.P., which purchased 18,182 shares; Farallon Capital Institutional Partners III, L.P., which purchased 81,818 shares; and Farallon Capital Offshore Investors II, L.P., which purchased 454,545 shares.
      Each of the purchasers of the Series A preferred shares was an unrelated third party prior to our issuance and sale of Series A preferred shares. The value of the Series A preferred shares was determined based on arm’s-length negotiations between the purchasers and us and was approved by our board of directors. The Series A preferred shares are convertible into our ordinary shares at the option of their holders at any time before the completion of this offering. In accordance with our amended and restated articles of association which went effective upon the closing of our issuance and sale of Series A preferred shares, each Series A preferred share is initially convertible into one ordinary share but the conversion ratio will be adjusted based on a pre-set formula if we achieve certain milestones. Specifically, if we meet certain specified financial performance and growth rate targets in 2006 and this offering is consummated in 2007, each Series A preferred share will automatically convert into that number of ordinary shares upon the completion of this offering based on the pre-set formula. However, if any of these conditions is not met, the conversion ratio will not be adjusted until 2008 depending on our financial performance in 2007. As we met the financial performance and growth targets in 2006, the holders of our Series A preferred shares agreed in writing that all outstanding series A preferred shares shall automatically convert into 13,157,895 ordinary shares upon the completion of this offering in 2007 based on the pre-set formula, which resulted in the effective purchase price of Series A preferred shares at $1.90 per share.
Loan Guarantee
      Our short-term borrowings from commercial banks are guaranteed by Shanghai Jinyue Investment & Development Co., Ltd., a company controlled by our chairman and chief executive officer, Mr. Xin Zhou, for 2004, 2005 and 2006 and the three months ended March 31, 2007. We incurred no cost for obtaining such guarantees.
Acquisitions from Related Parties
      In 2006, we acquired additional minority interests in a number of PRC subsidiaries from Shanghai Jinhongyun Investments Consultancy Ltd., an entity controlled by our chairman and chief executive officer, Mr. Xin Zhou, and management, for a total cost of approximately $1.2 million. This amount exceeded the carrying value of the minority interests by $356,626, which was recorded as compensation expense.
      On June 30, 2006, we acquired a 100% interest in E-House International Estate Agency Limited, or E-House Hong Kong, a Hong Kong registered company controlled by our chairman and chief executive officer, Mr. Xin Zhou, for $1.4 million. E-House Hong Kong is engaged in secondary real estate brokerage business. The total purchase price exceeded the carrying value of E-House Hong Kong by $423,940, which was recorded as compensation expense.

Transactions with Certain Related Customer and Supplier, Shareholders, Directors and Affiliates
Transactions with Related Customer and Supplier

We have provided primary real estate agency services to a developer client partially owned by Mr. Xin Zhou. Total revenue from such service in 2004, 2005, 2006 and the three months ended March 31, 2007 was $nil, $nil, $167,858 and $72,553, respectively. We have also engaged an advertising agent that is controlled by Mr. Zhou for advertising services related to on-going real estate sales projects for clients and our own marketing and promotion. The total amount of advertising cost and expenses payable to this advertising agent for 2004, 2005, 2006 and the three months ended March 31, 2007 was $1.1 million, $1.2 million, $363,293 and $nil, respectively. Accounts receivable balance related to these transactions as of December 31, 2005 and 2006 and March 31, 2007 were $nil, $170,623 and $245,168, respectively. Accounts payable balance related to these transactions as of December 31, 2005 and 2006 and March 31, 2007 were $54,026, $nil and $nil, respectively.
Transactions with Shareholders

As of December 31, 2005, we had a receivable balance of $229,860 for cash advances to former shareholders of E-House Shanghai, namely, Shanghai Jinhongyun Investments Consultancy Ltd. and Shanghai Golden Hill Investments Development Ltd., to meet their temporary liquidity needs. These advances were repaid in 2006. As of December 31, 2005, we had a payable balance of $4.8 million to a former shareholder of E-House Shanghai arising from customer deposits paid on our behalf and a loan to us by this former shareholder, which amounts were repaid in 2006.
Transactions with Directors

As of March 31, 2007, we had a payable balance of $115,603 to our directors, consisting of Xin Zhou and Neil Nanpeng Shen, for loans to us.
Transactions with Affiliates

As of December 31, 2005, we had a receivable balance of $64,930 for cash advance to an entity controlled by Mr. Xin Zhou to meet its temporary liquidity needs. This amount was repaid in 2006.
      As of March 31, 2007, we had a receivable balance of $739,655 from affiliates. This amount includes a prepayment of $703,305 in acquisition costs to an entity controlled by Mr. Xin Zhou in 2006 in connection with a pending acquisition of a secondary real estate brokerage company in Hangzhou. The amount will be applied towards the acquisition cost which we expect to occur in 2007. The remaining balance results from cash advances to entities controlled or partially owned by Mr. Xin Zhou, which were repaid in April 2007.
      As of December 31, 2005 and 2006 and March 31, 2007, we had payable balances of $1.7 million, $563 and $1.3 million, respectively, to entities controlled by Mr. Xin Zhou, for loans provided to us or expenses paid on our behalf.
      All of the receivable balances and payable balances stated above were unsecured, interest free and had no fixed repayment term.
Shareholders Agreement
      In connection with our issuance and sale of 22,727,272 Series A preferred shares, we and the purchasers entered into a shareholders agreement. Under this shareholders agreement, our board of directors shall comprise of nine directors, including: six directors jointly designated by Jun Heng Investment Limited and On Chance Inc.; two directors designated by the purchasers; and one director designated by Smart Create Group Limited. Pursuant to the nomination rights granted under the shareholders agreement to the purchasers of the Series A preferred shares, two of our current directors, namely, Messrs. Mark Qiu and Thomas Pulley, were nominated as directors by these purchasers. The shareholders agreement also imposes certain restrictions on transfer of shares by our ordinary shareholders and preferred shareholders, and grants preemptive rights to the preferred shareholders except with respect to this offering and certain other issuances. We and our shareholders each have certain rights of first refusal and co-sale rights with respect to any proposed share transfers by any of our existing shareholders. Such rights, and other rights and obligations of each of our shareholders under the shareholders agreement, will terminate when this offering is declared effective by the Securities Exchange Commission.
Employment Agreements
      See “Management — Employment Agreements.”
Share Incentives
      See “Management — Share Incentive Plan.”

DESCRIPTION OF SHARE CAPITAL
      We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association and the Companies Law (2004 Revision) of the Cayman Islands, which is referred to as the Companies Law below.
      As of the date hereof, our authorized share capital consists of 80,000,000 shares, comprised of (i) 57,272,728 ordinary shares with a par value of $0.001 each, of which 50,000,000 shares are issued and outstanding; (ii) 22,727,272 Series A preferred shares authorized, issued and outstanding, with a par value of $0.001 each. All of our issued and outstanding Series A preferred shares will automatically convert into 13,157,895 ordinary shares automatically upon the closing of this offering.
      Immediately prior to the closing of this offering, we will adopt an amended and restated memorandum and articles of association, which will replace the current memorandum and articles of association in its entirety. The following are summaries of material provisions of our proposed amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares that we expect will become effective upon the closing of this offering.
Ordinary Shares
      General. All of our outstanding ordinary shares are fully paid. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are nonresidents of the Cayman Islands may freely hold and vote their shares.
      Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Law.
      Voting Rights. Each ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote. Voting at any shareholders’ meeting is by show of hands unless a poll is demanded. A poll may be demanded by our chairman or any shareholder holding at least 10% of the shares given a right to vote at the meeting, present in person or by proxy.
      A quorum required for a meeting of shareholders consists of at least one shareholder present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, who hold not less than one-third of our voting share capital. Shareholders’ meetings may be held annually and may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding in aggregate at least one-third of our voting share capital. Advance notice of at least 14 calendar days is required for the convening of our annual general meeting and other shareholders’ meetings.
      An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the ordinary shares. A special resolution is required for important matters such as a change of name. Holders of the ordinary shares may effect certain changes by ordinary resolution, including alter the amount of our authorized share capital, consolidate and divide all or any of our share capital into shares of larger amount than our existing share capital, and cancel any shares.
      Transfer of Shares. Subject to the restrictions of our memorandum and articles of association, as applicable, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board.

      Our board of directors may, in its sole discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any ordinary share unless (a) the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (b) the instrument of transfer is in respect of only one class of ordinary shares; (c) the instrument of transfer is properly stamped, if required; (d) in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; (e) the shares conceded are free of any lien in favor of us; or (f) a fee of such maximum sum as the New York Stock Exchange may determine to be payable, or such lesser sum as our board of directors may from time to time require, is paid to us in respect thereof.
      If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.
      Liquidation. On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis.
      Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.
      Redemption of Shares. Subject to the provisions of the Companies Law, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined by special resolution.
      Variations of Rights of Shares. All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied either with the written consent of the holders of a majority of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.
      Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”
History of Securities Issuances
      The following is a summary of securities issuances by us and share transfers among our existing shareholders during the past three years.
      Ordinary Shares. On December 21, 2004, we issued 19,599 ordinary shares to Jun Heng Investment Limited and 30,400 ordinary shares to On Chance Inc. On January 6, 2005, On Chance Inc. transferred 7,500 ordinary shares to Smart Create Group Limited.
      On March 28, 2006, we effected a share split whereby all of the issued and outstanding 50,000 ordinary shares of a par value of US$1.00 each were subdivided into 50,000,000 ordinary shares of US$0.001 par value each.

      On April 8, 2006, On Chance Inc. entered into an agreement to sell an aggregate of 3,630,000 ordinary shares to certain management personnel and employees of our company at a purchase price of $1.10 per share. The sale was completed on January 5, 2007.
      On November 29, 2006, Jun Heng Investment Limited entered into an agreement to sell an aggregate of 4,600,000 ordinary shares to new third party investors at a purchase price of $3.30 per share, which sale was completed on January 5, 2007.
      Preferred Shares. On April 11, 2006, in a private placement, we sold 22,727,272 Series A preferred shares to a group of international investors at a purchase price of $1.10 per share.
      Options and Restricted Shares. We have granted to certain of our directors and executive officers restricted shares and options to purchase ordinary shares of our company at a weighted average price of $4.20 per share. The aggregate number of these restricted shares and the ordinary shares underlying these options is 736,364. See “Management — Share Incentive Plan.”
Differences in Corporate Law
      The Companies Law is modeled after that of the United Kingdom but does not follow recent United Kingdom statutory enactments. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.
      Mergers and Similar Arrangements. Cayman Islands law does not provide for mergers as that expression is understood under United States corporate law. However, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to majority vote have been met;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such that a businessman would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.
      When a take-over offer is made and accepted by holders of 90.0% of the shares within four months, the offerer may, within a two month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.
      If the arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.
      Shareholders’ Suits. We are not aware of any reported class action or derivative action having been brought in a Cayman Islands court. In principle, we will normally be the proper plaintiff and a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•	a company is acting or proposing to act illegally or ultra vires;

•	the act complained of, although not ultra vires, could be effected duly if authorized by more than a simple majority vote which has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”
      Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components, the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director must act in a manner he or she reasonably believes to be in the best interests of the corporation. A director must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interests of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.
      As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company, and therefore it is considered that he or she owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit out of his or her position as director (unless the company permits him or her to do so) and a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interests or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, there are indications that the courts are moving towards an objective standard with regard to the required skill and care.
      Under our post-offering memorandum and articles of association, directors who are in any way, whether directly or indirectly, interested in a contract or proposed contract with our company shall declare the nature of their interest at a meeting of the board of directors. Following such declaration, a director may vote in respect of any contract or proposed contract notwithstanding his interest.
      Shareholder Action by Written Resolution. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Under Cayman Islands law, a corporation may eliminate the ability of shareholders to approve corporate matters by way of written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matters at a general meeting without a meeting being held. Our post-offering memorandum and articles of association allow shareholders to act by written resolutions.
      Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings. As permitted under Cayman Islands law, our post-offering memorandum and articles of association do not allow our shareholders to put any proposal before the annual meeting of shareholders or call a shareholder meeting. Only a majority of our board of directors then in office may call a shareholder meeting.
      Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled for a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under Cayman Islands law, our post-offering memorandum and articles of association do not provide for cumulative voting.
      Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering memorandum and articles of association, directors can be removed for negligence or other reasonable cause, but only by the vote of holders of at least two-thirds of our outstanding shares being entitled to vote in person or by proxy at a shareholder meeting.
      Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date on which such person becomes an interested shareholder. An interested shareholder generally is one which owns or owned 15% or more of the target’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquiror to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction that resulted in the person becoming an interested shareholder. This encourages any potential acquiror of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.
      Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions entered into must be bona fide in the best interests of the company and not with the effect of perpetrating a fraud on the minority shareholders.
      Dissolution; Winding Up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. The Delaware General Corporation Law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board of directors. Under our post-offering memorandum and articles of association, if our company is wound up, the liquidator of our company may distribute the assets only by the vote of holders of a majority of our outstanding shares being entitled to vote in person or by proxy at a shareholder meeting.
      Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our post-offering memorandum and articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with the vote of holders of a majority of the shares, all or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied either with the written consent of the holders of a majority of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.
      Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Our post-offering memorandum and articles of association may only be amended with the vote of holders of two-thirds of our shares entitled to vote in person or by proxy at a shareholder meeting.
      Inspection of Books and Records. Under the Delaware General Corporation Law, any shareholder of a corporation may for any proper purpose inspect or make copies of the corporation’s stock ledger, list of shareholders and other books and records. Holders of our shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we intend to provide our shareholders with annual reports containing audited financial statements.
      Anti-Takeover Provisions in Our Memorandum and Articles of Association. Some provisions of our post-offering memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•	authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders;

•	prevent the ability of shareholders to call special meetings of shareholders;

•	establish advance notice requirements for nominating board of directors nominees or for proposing matters that can be acted on by shareholders at annual shareholder meetings.
      However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.
      Rights of Non-Resident or Foreign Shareholders. There are no limitations imposed by foreign law or by our post-offering memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.
      Indemnification. Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.
      We intend to adopt an amended and restated memorandum and articles of association upon the closing of this offering. Under our amended and restated memorandum and articles of association, we will indemnify our directors, officers, employees and agents against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such persons in connection with actions, suits or proceedings to which they are party or are threatened to be made a party by reason of their acting as our directors, officers, employees or agents. To be entitled to indemnification, these persons must have acted in good faith and in the best interest and not contrary to the interest of our company, and must not have acted in a manner willfully or grossly negligent and, with respect to any criminal action, they must have had no reasonable cause to believe their conduct was unlawful. Our amended and restated memorandum and articles of association also provides for indemnification of such person in the case of a suit initiated by our company or in the right of our company.
      We intend to enter into indemnification agreements with our directors and executive officers to indemnify them to the fullest extent permitted by applicable law and our articles of association, from and against all costs, charges, expenses, liabilities and losses incurred in connection with any litigation, suit or proceeding to which such director is or is threatened to be made a party, witness or other participant.
      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been advised that in the opinion of the Securities and Exchange Commission, or the SEC, such indemnification is against public policy as expressed in the Securities Act and therefore is unenforceable.
Registration Rights
      Pursuant to our registration rights agreement entered into on March 28, 2006, we have granted certain registration rights to holders of our registrable securities, which are ordinary shares issued to or to be issued to holders of our Series A preferred shares as of the date of the agreement. Set forth below is a description of the registration rights granted under the agreement.
      Demand Registration Rights. At any time commencing six months after this offering, holders of at least 50% of registrable securities have the right to demand that we file a registration statement covering the offer and sale of their securities. We, however, are not obligated to effect a demand registration (1) after we have already effected two demand registrations, (2) during the period beginning on the 60th day prior to our good faith estimate of the filing date of, and ending on the 180th day after the effective date of, a public offering of our securities initiated by us, (3) if the securities to be registered can be registered on Form F-3, or (4) in any particular jurisdiction in which we would be required to execute a general consent to service of process in effecting such registration, unless we are already subject to service in such jurisdiction and except as may be required under the U.S. Securities Act of 1933. We have the right to defer filing of a registration statement for up to 90 days if we provide the requesting holders a certificate signed by either our chief executive officer or chairman of the board of directors stating that in the good faith judgment of the board of directors that filing of a registration statement will be seriously detrimental to us and our shareholders for such registration statement to be effect at such time, but we cannot exercise the deferral right more than once in any 12-month period and we cannot register any securities for the account of ourselves or any other shareholder during such 90-day period.
      Piggyback Registration Rights. If we propose to file a registration statement for a public offering of our securities other than, among other things, pursuant to an F-3 registration statement or other than relating to a stock option plan or a corporate reorganization, then we must offer holders of registrable securities an opportunity to include in the registration all or any part of their registrable securities. The underwriters of any underwritten offering will have the right to limit the number of shares having registration rights to be included in the registration statement.
      Form F-3 Registration Rights. When we are eligible for use of Form F-3, holders of our registrable securities then outstanding have the right to request that we file a registration statement under Form F-3. We are not obligated to file a registration statement on Form F-3 (1) if we have, within the twelve month period preceding the date of such request, already effected one registration on Form F-3 for the holders of our registrable securities, (2) in any particular jurisdiction in which we would be required to qualify to do business or to execute a general consent to service of process in effecting such registration, qualification or compliance. We have the right to defer filing of a registration statement for up to 90 days if we provide the requesting holders a certificate signed by either our chief executive officer or chairman of the board of directors stating that in the good faith judgment of the board of directors that filing of a registration statement will be seriously detrimental to us and our shareholders for such registration statement to be effect at such time, but we cannot exercise the deferral right more than once in any 12-month period and we cannot register any securities for the account of ourselves or any other shareholder during such 90-day period.
      Expenses of Registration. We will pay all expenses, other than underwriting discounts and commissions, relating to any demand, piggyback or F-3 registration.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES
American Depositary Receipts
      JPMorgan Chase Bank, N.A., as depositary will issue the ADSs which you will be entitled to receive in the offering. Each ADS will represent an ownership interest in one ordinary share which we will deposit with the custodian, as agent of the depositary, under the deposit agreement among ourselves, the depositary and yourself as an ADR holder. In the future, each ADS will also represent any securities, cash or other property deposited with the depositary but which they have not distributed directly to you. Unless specifically requested by you, all ADSs will be issued on the books of our depositary in book-entry form and periodic statements will be mailed to you which reflect your ownership interest in such ADSs. In our description, references to American depositary receipts or ADRs shall include the statements you will receive which reflect your ownership of ADSs.
      The depositary’s office is located at 4 New York Plaza, New York, NY 10004.
      You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, by having an ADS registered in your name on the books of the depositary, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs through your broker or financial institution nominee, you must rely on the procedures of such broker or financial institution to assert the rights of an ADR holder described in this section. You should consult with your broker or financial institution to find out what those procedures are.
      Because the depositary’s nominee will actually be the registered owner of the shares, you must rely on it to exercise the rights of a shareholder on your behalf. The obligations of the depositary and its agents are set out in the deposit agreement. The deposit agreement and the ADSs are governed by New York law.
      The following is a summary of the material terms of the deposit agreement. Because it is a summary, it does not contain all the information that may be important to you. For more complete information, you should read the entire deposit agreement and the form of ADR which contains the terms of your ADSs. You can read a copy of the deposit agreement which is filed as an exhibit to the registration statement of which this prospectus forms a part. You may also obtain a copy of the deposit agreement at the SEC’s Public Reference Room which is located at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330. You may also find the registration statement and the attached deposit agreement from the SEC’s website at http://www.sec.gov.
Share Dividends and Other Distributions

How will I receive dividends and other distributions on the shares underlying my ADSs?
      We may make various types of distributions with respect to our securities. The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after converting any cash received into U.S. dollars and, in all cases, making any necessary deductions provided for in the deposit agreement. You will receive these distributions in proportion to the number of underlying securities that your ADSs represent.
      Except as stated below, to the extent the depositary is legally permitted it will deliver such distributions to ADR holders in proportion to their interests in the following manner:

•	Cash. The depositary will distribute any U.S. dollars available to it resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof (to the extent applicable), on an averaged or other practicable basis, subject to (i) appropriate adjustments for taxes withheld, (ii) such distribution being impermissible or impracticable with respect to certain registered holders, and (iii) deduction of the depositary’s expenses in (1) converting any foreign currency to U.S. dollars to the extent that it determines that such conversion may be made on a reasonable basis, (2) transferring foreign currency or U.S. dollars to the United States by such means as the depositary may determine to the extent that it determines that such transfer may be made on a reasonable basis, (3) obtaining any approval or license of any governmental authority required for such conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time and (4) making any sale by public or private means in any commercially reasonable manner. If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency, you may lose some or all of the value of the distribution.

•	Shares. In the case of a distribution in shares, the depositary will issue additional ADRs to evidence the number of ADSs representing such shares. Only whole ADSs will be issued. Any shares which would result in fractional ADSs will be sold and the net proceeds will be distributed in the same manner as cash to the ADR holders entitled thereto.

•	Rights to receive additional shares. In the case of a distribution of rights to subscribe for additional shares or other rights, if we provide satisfactory evidence that the depositary may lawfully distribute such rights, the depositary will distribute warrants or other instruments representing such rights. However, if we do not furnish such evidence, the depositary may:

•	sell such rights if practicable and distribute the net proceeds as cash; or

•	if it is not practicable to sell such rights, do nothing and allow such rights to lapse, in which case ADR holders will receive nothing.

We have no obligation to file a registration statement under the Securities Act in order to make any rights available to ADR holders.

•	Other Distributions. In the case of a distribution of securities or property other than those described above, the depositary may either (i) distribute such securities or property in any manner it deems equitable and practicable or (ii) to the extent the depositary deems distribution of such securities or property not to be equitable and practicable under the circumstances, sell such securities or property and distribute any net proceeds in the same way it distributes cash.
      If the depositary determines that any distribution described above is not practicable with respect to any specific ADR holder, the depositary may choose any practicable method of distribution for such ADR holder, including the distribution of foreign currency, securities or property, or it may retain such items, without paying interest on or investing them, on behalf of the ADR holder as deposited securities, in which case the ADSs will also represent the retained items. To the extent a distribution would be required to be registered under the Securities Act prior to distribution in the United States and is not so registered, it would be illegal for the depositary to make such distribution and, as a result, the depositary would endeavor to sell such distribution in accordance with the above provisions. Additionally, an example of circumstances where a distribution would not be practicable would be where we distribute to our shareholders an additional security for which no depositary receipt program is established or the distribution ratio is so large or small that it would not be practicable to apportion and distribute to holders of ADSs. Under each of these circumstances, and other circumstances where a distribution would not be practicable, the depositary would comply with the applicable provisions of the deposit agreement with respect thereto.
      Any U.S. dollars will be distributed by checks drawn on a bank in the United States for whole dollars and cents. Fractional cents will be withheld without liability for interest thereon and dealt with by the depositary in accordance with its then current practices.
      The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders.
      There can be no assurance that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, nor that any of such transactions can be completed within a specified time period.

Deposit, Withdrawal and Cancellation

How does the depositary issue ADSs?
      The depositary will issue ADSs if you or your broker deposit shares or evidence of rights to receive shares with the custodian. In the case of the ADSs to be issued under this prospectus, we will arrange with the underwriters named herein to deposit such shares.
      Shares deposited in the future with the custodian must be accompanied by certain delivery documentation, including instruments showing that such shares have been properly transferred or endorsed to the person on whose behalf the deposit is being made.
      The custodian will hold all deposited shares (including those being deposited by or on our behalf in connection with the offering to which this prospectus relates) for the account of the depositary. ADR holders thus have no direct ownership interest in the shares and only have such rights as are contained in the deposit agreement. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited shares. The deposited shares and any such additional items are referred to as “deposited securities”.
      Upon each deposit of shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the depositary will issue an ADR or ADRs in the name or upon the order of the person entitled thereto evidencing the number of ADSs to which such person is entitled. All of the ADSs issued will, unless specifically requested to the contrary, be part of the depositary’s direct registration system, and a registered holder will receive periodic statements from the depositary which will show the number of ADSs registered in such holder’s name. An ADR holder can request that the ADSs not be held through the depositary’s direct registration system and that a certificated ADR be issued.

How do ADR holders cancel an ADS and obtain deposited securities?
      When you turn in your ADSs at the depositary’s office, or when you provide proper instructions and documentation in the case of direct registration ADSs, the depositary will, upon payment of certain applicable fees, charges and taxes, deliver the underlying shares at the custodian’s office or effect delivery by such other means as the depositary deems practicable, including transfer to an account of an accredited financial institution on your behalf. At your risk, expense and request, the depositary may deliver deposited securities at such other place as you may request.
      The depositary may only restrict the withdrawal of deposited securities in connection with:

•	temporary delays caused by closing our transfer books or those of the depositary or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends;

•	the payment of fees, taxes and similar charges; or

•	compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of deposited securities.
      This right of withdrawal may not be limited by any other provision of the deposit agreement.
Record Dates
      The depositary may fix record dates for the determination of the ADR holders who will be entitled (or obligated, as the case may be):

•	to receive a dividend, distribution or rights,

•	to give instructions for the exercise of voting rights at a meeting of holders of ordinary shares or other deposited securities, or

•	for the determination of the registered holders who shall be responsible for the fee assessed by the depositary for administration of the ADR program and for any expenses as provided for in the ADR,

•	to receive any notice or to act in respect of other matters
      all subject to the provisions of the deposit agreement.
Voting Rights

How do I vote?
      After receiving voting materials from us, the depositary will notify the ADR holders of any shareholder meeting or solicitation of consents or proxies and seek your instructions on the exercise of the voting rights for the shares which underlie your ADSs. This notice will state such information as is contained in the voting materials and describe how you may instruct the depositary to exercise the voting rights for the shares which underlie your ADSs and will include instructions for giving a discretionary proxy to a person designated by us. For instructions to be valid, the depositary must receive them in the manner and on or before the date specified. The depositary will try, as far as is practical, subject to the provisions of and governing the underlying shares or other deposited securities, to vote or to have its agents vote the shares or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct. The depositary will not itself exercise any voting discretion. Furthermore, neither the depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote.
      There is no guarantee that you will receive voting materials in time to instruct the depositary to vote and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.
Reports and Other Communications

Will I be able to view our reports?
      The depositary will make available for inspection by ADR holders any written communications from us which are both received by the custodian or its nominee as a holder of deposited securities and made generally available to the holders of deposited securities. We will furnish these communications in English when so required by any rules or regulations of the Securities and Exchange Commission.
      Additionally, if we make any written communications generally available to holders of our shares, including the depositary or the custodian, and we request the depositary to provide them to ADR holders, the depositary will mail copies of them, or, at its option, English translations or summaries of them to ADR holders.
Fees and Expenses

What fees and expenses will I be responsible for paying?
      ADR holders will be charged a fee for each issuance of ADSs, including issuances resulting from distributions of shares, rights and other property, and for each surrender of ADSs in exchange for deposited securities. The fee in each case is $5.00 for each 100 ADSs (or any portion thereof) issued or surrendered.
      The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing shares or by any party surrendering ADRs or to whom ADRs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by the Company or an exchange of stock regarding the ADRs or the deposited securities or a distribution of ADRs), whichever is applicable:

•	a fee of $1.50 per ADR or ADRs for transfers of certificated or direct registration ADRs;

•	a fee of up to $0.05 per ADS (or portion thereof) for any cash distribution made pursuant to the deposit agreement

•	an aggregate fee of up to $0.05 per ADS (or portion thereof) per calendar year for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of our ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable at the sole discretion of the depositary by billing these holders or by deducting the charges from one or more cash dividends or other cash distributions);

•	any other charge payable by any of the depositary, any of the depositary’s agents, including, without limitation, the custodian, or the agents of the depositary’s agents in connection with the servicing of our shares or other deposited securities (which charge shall be assessed against registered holders of our ADRs as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such registered holders or by deducting such charge from one or more cash dividends or other cash distributions);

•	a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;

•	stock transfer or other taxes and other governmental charges;

•	cable, telex and facsimile transmission and delivery charges incurred at your request;

•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities;

•	expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars; and

•	such fees and expenses as are incurred by the depositary (including without limitation expenses incurred in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable laws, rules or regulations.
      We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The fees described above may be amended from time to time.
      Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide services until its fees for those services and any other unpaid fees are paid.
Payment of Taxes
      ADR holders must pay any tax or other governmental charge payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution. If an ADR holder owes any tax or other governmental charge, the depositary may (i) deduct the amount thereof from any cash distributions, or (ii) sell deposited securities and deduct the amount owing from the net proceeds of such sale. In either case the ADR holder remains liable for any shortfall. Additionally, if any tax or governmental charge is unpaid, the depositary may also refuse to effect any registration, registration of transfer, split-up or combination of deposited securities or withdrawal of deposited securities (except under limited circumstances mandated by securities regulations). If any tax or governmental charge is required to be withheld on any non-cash distribution, the depositary may sell the distributed property or securities to pay such taxes and distribute any remaining net proceeds to the ADR holders entitled thereto.
      By holding an ADR or an interest therein, you will be agreeing to indemnify us, the depositary, its custodian and any of our or their respective directors, employees, agents and affiliates against, and hold each of them harmless from, any claims by any governmental authority with respect to taxes, additions to tax, penalties or interest arising out of any refund of taxes, reduced rate of withholding at source or other tax benefit obtained in respect of, or arising out of, your ADSs.
Reclassifications, Recapitalizations and Mergers
      If we take certain actions that affect the deposited securities, including (i) any change in par value, split-up, consolidation, cancellation or other reclassification of deposited securities or (ii) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all of our assets, then the depositary may choose to:
      (1) amend the form of ADR;
      (2) distribute additional or amended ADRs;
      (3) distribute cash, securities or other property it has received in connection with such actions;
      (4) sell any securities or property received and distribute the proceeds as cash; or
      (5) none of the above.
      If the depositary does not choose any of the above options, any of the cash, securities or other property it receives will constitute part of the deposited securities and each ADS will then represent a proportionate interest in such property.
Amendment and Termination

How may the deposit agreement be amended?
      We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. ADR holders must be given at least 30 days notice of any amendment that imposes or increases any fees or charges (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or prejudices any substantial existing right of ADR holders. If an ADR holder continues to hold an ADR or ADRs after being so notified, such ADR holder is deemed to agree to such amendment. Notwithstanding the foregoing, if any governmental body or regulatory body should adopt new laws, rules or regulations which would require amendment or supplement of the deposit agreement or the form of ADR to ensure compliance therewith, we and the depositary may amend or supplement the deposit agreement and the ADR at any time in accordance with such changed laws, rules or regulations, which amendment or supplement may take effect before a notice is given or you otherwise receive notice.

No amendment, however, will impair your right to surrender your ADSs and receive the underlying securities.

How may the deposit agreement be terminated?
      The depositary may terminate the deposit agreement by giving the ADR holders at least 30 days prior notice, and it must do so at our request. The deposit agreement will be terminated on the removal of the depositary for any reason. After termination, the depositary’s only responsibility will be (i) to deliver deposited securities to ADR holders who surrender their ADRs, and (ii) to hold or sell distributions received on deposited securities. As soon as practicable after the expiration of six months from the termination date, the depositary will sell the deposited securities which remain and hold the net proceeds of such sales, without liability for interest, in trust for the ADR holders who have not yet surrendered their ADRs. After making such sale, the depositary shall have no obligations except to account for such proceeds and other cash. The depositary will not be required to invest such proceeds or pay interest on them.
Limitations on Obligations and Liability to ADR holders

Limits on our obligations and the obligations of the depositary; limits on liability to ADR holders and holders of ADSs
      Prior to the issue, registration, registration of transfer, split-up, combination, or cancellation of any ADRs, or the delivery of any distribution in respect thereof, the depositary and its custodian may require you to pay, provide or deliver:

•	payment with respect thereto of (i) any stock transfer or other tax or other governmental charge, (ii) any stock transfer or registration fees in effect for the registration of transfers of shares or other deposited securities upon any applicable register and (iii) any applicable fees and expenses described in the deposit agreement;

•	the production of proof satisfactory to the depositary and/or its custodian of (i) the identity of any signatory and genuineness of any signature and (ii) such other information, including without limitation, information as to citizenship, residence, exchange control approval, beneficial ownership of any securities, payment of applicable taxes or governmental charges, or legal or beneficial ownership and the nature of such interest, information relating to the registration of the shares on the books maintained by or on our behalf for the transfer and registration of shares, compliance with applicable laws, regulations, provisions of or governing deposited securities and terms of the deposit agreement and the ADR, as it may deem necessary or proper; and

•	compliance with such regulations as the depositary may establish consistent with the deposit agreement.
      The deposit agreement expressly limits the obligations and liability of the depositary, ourselves and our respective agents. Neither we nor the depositary nor any such agent will be liable if:

•	present or future law, rule or regulation of the United States, The Cayman Islands, the People’s Republic of China or any other country, or of any governmental or regulatory authority or securities exchange or market or automated quotation system, the provisions of or governing any deposited securities, any present or future provision of our charter, any act of God, war, terrorism or other circumstance beyond our, the depositary’s or our respective agents’ control shall prevent, delay or subject to any civil or criminal penalty any act which the deposit agreement or the ADRs provide shall be done or performed by us, the depositary or our respective agents (including, without limitation, voting);

•	it exercises or fails to exercise discretion under the deposit agreement or the ADR;

•	it performs its obligations without gross negligence or bad faith;

•	it takes any action or refrains from taking any action in reliance upon the advice of or information from legal counsel, accountants, any person presenting shares for deposit, any registered holder of ADRs, or any other person believed by it to be competent to give such advice or information; or

•	it relies upon any written notice, request, direction or other document believed by it to be genuine and to have been signed or presented by the proper party or parties.
      Neither the depositary nor its agents have any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs. We and our agents shall only be obligated to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs, which in our opinion may involve us in expense or liability, if indemnity satisfactory to us against all expense (including fees and disbursements of counsel) and liability is furnished as often as may be required. The depositary and its agents may fully respond to any and all demands or requests for information maintained by or on its behalf in connection with the deposit agreement, any registered holder or holders of ADRs, any ADSs or otherwise to the extent such information is requested or required by or pursuant to any lawful authority, including without limitation laws, rules, regulations, administrative or judicial process, banking, securities or other regulators.
      The depositary will not be responsible for failing to carry out instructions to vote the deposited securities or for the manner in which the deposited securities are voted or the effect of the vote. In no event shall we, the depositary or any of our respective agents be liable to holders of ADSs or interests therein for any indirect, special, punitive or consequential damages.
      The depositary may own and deal in deposited securities and in ADSs.
Disclosure of Interest in ADSs
      To the extent that the provisions of or governing any deposited securities may require disclosure of or impose limits on beneficial or other ownership of deposited securities, other shares and other securities and may provide for blocking transfer, voting or other rights to enforce such disclosure or limits, you agree to comply with all such disclosure requirements and ownership limitations and to comply with any reasonable instructions we may provide in respect thereof. We reserve the right to request you to deliver your ADSs for cancellation and withdrawal of the deposited securities so as to permit us to deal with you directly as a holder of deposited securities and, by holding an ADS or an interest therein, you will be agreeing to comply with such instructions.
Requirements for Depositary Actions
      We, the depositary or the custodian may refuse to

•	issue, register or transfer an ADR or ADRs;

•	effect a split-up or combination of ADRs;

•	deliver distributions on any such ADRs; or

•	permit the withdrawal of deposited securities (unless the deposit agreement provides otherwise), until the following conditions have been met:

•	the holder has paid all taxes, governmental charges, and fees and expenses as required in the deposit agreement;

•	the holder has provided the depositary with any information it may deem necessary or proper, including, without limitation, proof of identity and the genuineness of any signature; and

•	the holder has complied with such regulations as the depositary may establish under the deposit agreement.
      The depositary may also suspend the issuance of ADSs, the deposit of shares, the registration, transfer, split-up or combination of ADRs, or the withdrawal of deposited securities (unless the deposit agreement provides otherwise), if the register for ADRs or any deposited securities is closed or the depositary decides it is advisable to do so.
Books of Depositary
      The depositary or its agent will maintain a register for the registration, registration of transfer, combination and split-up of ADRs, which register shall include the depositary’s direct registration system. You may inspect such records at such office during regular business hours, but solely for the purpose of communicating with other holders in the interest of business matters relating to the deposit agreement. Such register may be closed from time to time, when deemed expedient by the depositary.
      The depositary will maintain facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADRs. These facilities may be closed from time to time, to the extent not prohibited by law.
Pre-release of ADSs
      The depositary may issue ADSs prior to the deposit with the custodian of shares (or rights to receive shares). This is called a pre-release of the ADS. A pre-release is closed out as soon as the underlying shares (or rights to receive shares from us or from any registrar, transfer agent or other entity recording share ownership or transactions) are delivered to the depositary. The depositary may pre-release ADSs only if:

•	the depositary has received collateral for the full market value of the pre-released ADSs (marked to market daily); and

•	each recipient of pre-released ADSs agrees in writing that he or she

•	owns the underlying shares,

•	assigns all rights in such shares to the depositary,

•	holds such shares for the account of the depositary and

•	will deliver such shares to the custodian as soon as practicable, and promptly if the depositary so demands.
      In general, the number of pre-released ADSs will not evidence more than 30% of all ADSs outstanding at any given time (excluding those evidenced by pre-released ADSs). However, the depositary may change or disregard such limit from time to time as it deems appropriate. The depositary may retain for its own account any earnings on collateral for pre-released ADSs and its charges for issuance thereof.
Appointment
      In the deposit agreement, each holder and each person holding an interest in ADSs, upon acceptance of any ADSs (or any interest therein) issued in accordance with the terms and conditions of the deposit agreement will be deemed for all purposes to:

•	be a party to and bound by the terms of the deposit agreement and the applicable ADR or ADRs, and

•	appoint the depositary its attorney-in-fact, with full power to delegate, to act on its behalf and to take any and all actions contemplated in the deposit agreement and the applicable ADR or ADRs, to adopt any and all procedures necessary to comply with applicable laws and to take such action as the depositary in its sole discretion may deem necessary or appropriate to carry out the purposes of the deposit agreement and the applicable ADR and ADRs, the taking of such actions to be the conclusive determinant of the necessity and appropriateness thereof.

SHARES ELIGIBLE FOR FUTURE SALE
      Upon completion of this offering, we will have outstanding             ADSs representing approximately             % of our ordinary shares in issue. All of the ADSs sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our ordinary shares or the ADSs, and while application has been made for the ADSs to be listed on the New York Stock Exchange, we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.
Lock-Up Agreements
      We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any ADSs or shares of ordinary shares, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of the representatives for a period of 180 days after the date of this prospectus, except issuances pursuant to the exercise of employee stock options outstanding on the date hereof or pursuant to our dividend reinvestment plan.
      Our officers and directors and shareholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any ADSs or shares of ordinary shares or securities convertible into or exchangeable or exercisable for any ADSs or shares of ordinary shares, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our ADSs, whether any of these transactions are to be settled by delivery of our ADSs or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the representatives for a period of 180 days after the date of this prospectus. After the expiration of the 180-day period, the ordinary shares held by our directors, executive officers or principal shareholders may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.
      The 180-day lock-up period is subject to adjustment under certain circumstances. If in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless the representatives waive, in writing, such an extension.
Rule 144
      In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned our ordinary shares for at least one year, is entitled to sell within any three-month period a number of ordinary shares that does not exceed the greater of the following:

•	1% of the then outstanding ordinary shares, in the form of ADSs or otherwise, which will equal approximately ordinary shares immediately after this offering; or

•	the average weekly trading volume of our ordinary shares in the form of ADSs or otherwise, during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission.
      Sales under Rule 144 must be made through unsolicited brokers’ transactions. They are also subject to manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 144(k)
      Under Rule 144(k), a person who is not our affiliate at any time during the three months preceding a sale, and who has beneficially owned the ordinary shares, in the form of ADSs or otherwise, proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell those ordinary shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, “144(k) shares” may be sold at any time.
Rule 701
      In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell such ordinary shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.
Registration Rights
      Upon completion of this offering, certain holders of our ordinary shares or their transferees will be entitled to request that we register their shares under the Securities Act, following the expiration of the lock-up agreements described above. See “Description of Share Capital — Registration Rights.”

TAXATION
      The following summary of the material Cayman Islands and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this registration statement, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder, our Cayman Islands counsel. Based on the facts and subject to the limitations set forth herein, the statements of law or legal conclusions under the caption “—United States Federal Income Taxation” constitute the opinion of Latham & Watkins LLP, our U.S. counsel, as to the material United States federal income tax consequences of an investment in the ADSs or common shares.
Cayman Islands Taxation
      The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands. Based on the facts and subject to the limitations set forth herein, the statements of law or legal conclusions under the caption “ — United States Federal Income Taxation” constitute the opinion of Latham & Watkins LLP, our U.S. counsel, as to the material United States federal income tax consequences of an investment in the ADSs or ordinary shares.
United States Federal Income Taxation
      The following discussion describes the material U.S. federal income tax consequences to U.S. Holders (as defined below) under present law of an investment in the ADSs or ordinary shares. This summary applies only to U.S. Holders that hold the ADSs or ordinary shares as capital assets and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States as in effect on the date of this Registration Statement and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this Registration Statement, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.
      The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks;

•	financial institutions;

•	insurance companies;

•	broker dealers;

•	traders that elect to mark to market;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding an ADS or ordinary share as part of a straddle, hedging, conversion or integrated transaction;

•	persons that actually or constructively own 10% or more of our voting stock;

•	persons who acquired ADSs or ordinary shares pursuant to the exercise of any employee share option or otherwise as consideration; or

•	persons holding ADSs or ordinary shares through partnerships or other pass-through entities.
      PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE AND LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSS OR ORDINARY SHARES.
      The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply if you are a beneficial owner of ADSs or ordinary shares and you are, for U.S. federal income tax purposes,

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation) organized under the laws of the United States, any State or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (1) is subject to the supervision of a court within the United States and the control of one or more U.S. persons or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.
      If you are a partner in a partnership (or other entity taxable as a partnership for U.S. federal income tax purposes) that holds ADSs or ordinary shares, your tax treatment generally will depend on your status and the activities of the partnership.
      The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with the terms. If you hold ADSs, you should be treated as the holder of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes.
      The U.S. Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming, by U.S. Holders of ADSs, of foreign tax credits for U.S. federal income tax purposes. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate U.S. Holders, as described below. Accordingly, the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders could be affected by future actions that may be taken by the U.S. Treasury or parties to whom ADSs are pre-released.
U.S. Holders

Taxation of Dividends and Other Distributions on the ADSs or Ordinary shares
      Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by us with respect to the ADSs or ordinary shares generally will be includable in your gross income in the year received as dividend income, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent, if any, that the amount of the distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will generally be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

      With respect to non-corporate U.S. Holders, including individual U.S. Holders, for taxable years beginning before January 1, 2011, dividends may be “qualified dividend income” which is taxed at the lower applicable capital gains rate provided that (1) the ADSs or ordinary shares , as applicable, are readily tradable on an established securities market in the United States, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Under published Internal Revenue Service authority, common or ordinary shares, or ADSs representing such shares, are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the New York Stock Exchange. You should consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares.
      Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the ADSs or ordinary shares generally will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

Taxation of Disposition of Shares
      Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized (in U.S. dollars) for the ADS or ordinary share and your tax basis (in U.S. dollars) in the ADS or ordinary share. The gain or loss generally will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ADS or ordinary share for more than one year, you will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss.

Passive Foreign Investment Company
      Based on our current and anticipated operations and composition of our assets, we do not expect to be a passive foreign investment company, or PFIC, for United States federal income tax purposes for our current taxable year ending December 31, 2007. Our actual PFIC status for the current taxable year will not be determinable until the close of such taxable year and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year or any future taxable year. A Non-U.S. corporation is considered a PFIC for any taxable year if either:

•	at least 75% of its gross income is passive income (the “income test”), or

•	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).
      We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.
      We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. In particular, because the total value of our assets for purposes of the asset test generally will be calculated using the market price of our ADSs and ordinary shares, our PFIC status will depend in large part on the market price of our ADSs ordinary and shares. Accordingly, fluctuations in the market price of the ADSs and ordinary shares may result in our being a PFIC. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. If we are a PFIC for any year during which you hold ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which you hold ADSs or ordinary shares. However, if we cease to be a PFIC, you may avoid some of the adverse effects of the PFIC regime by making a deemed sale election with respect to the ADSs or ordinary shares, as applicable.
      If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares,

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

•	the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.
      The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs or ordinary shares cannot be treated as capital, even if you hold the ADSs or ordinary shares as capital assets.
      Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock of a PFIC to elect out of the tax treatment discussed above. If you make a mark-to-market election for the ADSs or ordinary shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss realized on the actual sale or disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate discussed above under “Dividends” would not apply.
      The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. We expect that the ADSs will be listed on the New York Stock Exchange and, consequently, we expect that, assuming that the ADSs are listed on the New York Stock Exchange and that the ADSs are regularly traded, if you are a holder of ADSs the mark-to-market election would be available to you were we to be or become a PFIC.
      If you hold ADSs or ordinary shares in any year in which we are a PFIC, you will be required to file Internal Revenue Service Form 8621 regarding distributions received on the ADSs or ordinary shares and any gain realized on the disposition of the ADSs or ordinary shares.

      You are urged to consult your tax advisor regarding the application of the PFIC rules to your investment in ADSs or ordinary shares.

Information Reporting and Backup Withholding
      Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or ordinary shares may be subject to information reporting to the Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.
      Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

UNDERWRITING
      Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Credit Suisse Securities (USA) LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as representatives, have severally agreed to purchase, and we and the selling shareholders have agreed to sell to them, the number of ADSs indicated in the table below. Credit Suisse Securities (USA) LLC’s address is Eleven Madison Avenue, New York, New York 10010-3629 U.S.A. Merrill Lynch, Pierce, Fenner & Smith Incorporated’s address is 4 World Financial Center, 250 Vesey Street, New York, New York 10080 U.S.A.

Underwriter	Number of ADSs

Credit Suisse Securities (USA) LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated

Total

      The underwriters are offering the ADSs subject to their acceptance of the ADSs from us and the selling shareholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated. The underwriters are obligated to take and pay for all of the ADSs offered by this prospectus if any such ADSs are taken. However, the underwriters are not required to take or pay for the ADSs covered by the underwriters’ over-allotment option described below.
      We and the selling shareholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.
      The representatives have advised us and the selling shareholders that the underwriters propose initially to offer the ADSs to the public at the initial public offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of $            per ADS. The underwriters may allow, and the dealers may re-allow, a discount not in excess of $            per ADS to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.
      The following table shows the per ADS and total underwriting discounts and commissions to be paid by us and the selling shareholders in connection with this offering. The amounts in the following table are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

	Per ADS		Total

	Without	With	Without	With
	Over-allotment	Over-allotment	Over-allotment	Over-allotment

Underwriting Discounts and Commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$
Underwriting Discounts and Commissions paid by selling shareholders	$	$	$	$
Expenses payable by the selling shareholders	$	$	$	$
      We and the selling shareholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of             additional ADSs at the initial public offering price listed on the cover page of this prospectus, less underwriters discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the ADSs offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase additional ADSs approximately proportionate to each underwriter’s initial amount reflected in the table above.
      The offering is being conducted in accordance with the applicable provisions of Rule 2720 of the National Association of Securities Dealers, Inc. Conduct Rules because an affiliate of Credit Suisse Securities (USA) LLC, one of the underwriters, owns 10% or more of our ordinary shares. Rule 2720 requires that the initial public offering price of our ADSs not be higher than that recommended by a “qualified independent underwriter” meeting certain standards. Accordingly, Merrill Lynch, Pierce, Fenner & Smith Incorporated is assuming the responsibilities of acting as the qualified independent underwriter in pricing the offering and conducting due diligence. Merrill Lynch, Pierce, Fenner & Smith Incorporated is not entitled to any compensation in its capacity as the qualified independent underwriter. The initial public offering price of the ADSs is no higher than the price recommended by Merrill Lynch, Pierce, Fenner & Smith Incorporated.
      We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any of our ordinary shares or ADSs or securities convertible into or exchangeable or exercisable for any of our ordinary shares or ADSs, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of the representatives for a period of 180 days after the date of this prospectus, except issuances pursuant to the exercise of employee share options outstanding on the date hereof. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless the representatives waive, in writing, such an extension.
      Our shareholders, executive officers and directors have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any of our ordinary shares or ADSs or securities convertible into or exchangeable or exercisable for any of our ordinary shares or ADSs, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our ordinary shares or ADSs, whether any of these transactions are to be settled by delivery of our ordinary shares, ADSs or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the representatives for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the relevant “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the relevant “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the relevant “lock-up” period, then in either case the expiration of the relevant “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless the representatives waive, in writing, such an extension.
      At our request, the underwriters have reserved for sale, at the initial public offering price, up to                     ADSs offered by this prospectus, representing not more than 5% of this offering, for sale to some of our directors, officers, employees, business associates and related persons. If these persons purchase reserved ADSs, this will reduce the number of ADSs available for sale to the general public. Any reserved ADSs that are not orally confirmed for purchase within one day of the pricing of this offering will be offered by the underwriters to the general public on the same terms as the other ADSs offered by this prospectus. All persons who purchase reserved shares will be subject to lock-up agreements on the terms described above for 180 days after the date of this prospectus. Directors and officers who purchase reserved shares will be subject, with respect to those shares, to lock-up agreements on the terms described above for 365 days after the date of this prospectus.
      We have applied to have our ADSs listed on the New York Stock Exchange under the symbol “EJ.” Before this offering, there has been no public market for our ordinary shares or ADSs. The initial public offering price was determined through negotiations among us and the representatives. In addition to prevailing market conditions, the factors considered in determining the initial public offering price were:

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us,

•	our financial information,

•	the history of, and the prospects for, our company and the industry in which we compete,

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues,

•	the present state of our development, and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.
      An active trading market for the ADSs may not develop. It is also possible that after the offering the ADSs will not trade in the public market at or above the initial public offering price.
      The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.
      Until the distribution of the ADSs is completed, Securities and Exchange Commission rules may limit underwriters and selling group members from bidding for and purchasing our ADSs. However, the representatives, or any person acting for them, on behalf of the underwriters, may engage in transactions that stabilize the price of the ADSs, such as bids or purchases to peg, fix or maintain that price.
      In connection with the offering, the underwriters may purchase and sell our ADSs in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of ADSs than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional ADSs in the offering. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing ADSs in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase ADSs through the over-allotment option. “Naked” short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our ADSs in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of ADSs made by the underwriters in the open market prior to the completion of the offering.
      The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased ADSs sold by or for the account of such underwriter in stabilizing or short covering transactions.
      Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our ADSs or preventing or retarding a decline in the market price of our ADSs. As a result, the price of our ADSs may be higher than the price that might otherwise exist in the open market.

      Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the ADSs. In addition, neither we nor any of the underwriters makes any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.
      In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail. In addition, the representatives will be facilitating Internet distribution for this offering to certain of their respective Internet subscription customers. An electronic prospectus may be made available on the Internet web site maintained by one or more of the representatives. Other than the prospectus in electronic format, the information contained on, or that may be accessed through, the web site of any of the representatives is not part of this prospectus.
      Some of the underwriters and their affiliates have engaged and may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us and our affiliates.
Selling Restrictions

European Economic Area
      In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a “relevant member state”), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the “relevant implementation date”) the ADSs may not be offered to the public in that relevant member state prior to the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in the relevant member state, all in accordance with the Prospectus Directive, except that with effect from and including the relevant implementation date, an offer of the ADSs to the public may be made in that relevant member state at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than €43,000,000; and (iii) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of representatives of the underwriters; or

(d) in any other circumstances falling within Article 3(2) of the Prospectus Directive.
      For the purposes of the above, the expression an “offer of any ADSs to the public” in relation to any ADSs in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe the ADSs, as the same may be varied in that member state by any measure implementing the Prospectus Directive in that member state and the expression Prospective Directive means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

United Kingdom
      Each of the underwriters has represented, warranted and agreed that (i) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act of 2000 (the “FSMA”)) received by it in connection with the issue or sale of any ADSs in circumstances in which section 21(1) of the FSMA does not apply to us; and (ii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the ADSs in, from or otherwise involving the United Kingdom. The foregoing shall apply in addition to the restrictions set out under the heading “European Economic Area” above.

Japan
      The underwriters will not offer or sell any of our ADSs directly or indirectly in Japan or to, or for the benefit of any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person, except in each case pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law of Japan and any other applicable laws and regulations of Japan. For purposes of this paragraph, “Japanese person” means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Hong Kong
      The ADSs may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore
      Each underwriter has acknowledged that this prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, the underwriter has represented and agreed that it has not offered or sold any ADSs or caused the ADSs to be made the subject of an invitation for subscription or purchase and will not offer or sell the ADSs or cause the ADSs to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275, of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
      Note: Where the ADSs are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ADSs pursuant to an offer made under Section 275 except:

(1)	to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

(2)	where no consideration is or will be given for the transfer; or

(3)	where the transfer is by operation of law.

Cayman Islands
      This prospectus does not constitute a public offer of the ADSs or ordinary shares, whether by way of sale or subscription, in the Cayman Islands. Each underwriter has represented and agreed that it has not offered or sold, and will not offer or sell, directly or indirectly, any ADSs or ordinary shares in the Cayman Islands.

General
      No action may be taken in any jurisdiction other than the United States that would permit a public offering of the ADSs or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither the prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable rules and regulations of any such country or jurisdiction.

EXPENSES RELATING TO THIS OFFERING
      Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that we and the selling shareholders expect to incur in connection with this offering. With the exception of the SEC registration fee, the National Association of Securities Dealers, Inc. filing fee and New York Stock Exchange listing fee, all amounts are estimates.

SEC Registration Fee	$
New York Stock Exchange Listing Fee
National Association of Securities Dealers, Inc. Filing Fee
Printing Expenses
Legal Fees and Expenses
Accounting Fees and Expenses
Miscellaneous

Total	$

      Expenses will be borne in proportion to the numbers of ADSs sold in the offering by us and the selling shareholders, respectively.

LEGAL MATTERS
      The validity of the ADSs and certain other legal matters in connection with this offering will be passed upon for us by Latham & Watkins LLP. Certain legal matters as to United States federal law and New York law in connection with this offering will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP. The validity of the ordinary shares represented by the ADSs offered in this offering will be passed upon for us by Maples and Calder. Legal matters as to PRC law will be passed upon for us by Jin Mao Law Firm and for the underwriters by Commerce & Finance Law Offices. Latham & Watkins LLP may rely upon Maples and Calder with respect to matters governed by Cayman Islands’ law and Jin Mao Law Firm with respect to matters governed by PRC law. Simpson Thacher & Bartlett LLP may rely upon Commerce & Finance Law Offices with respect to matters governed by PRC law.

EXPERTS
      Our consolidated financial statements and the related financial statement schedule as of December 31, 2005 and 2006, and for each of the three years in the period ended December 31, 2004, 2005 and 2006, included in this prospectus have been audited by Deloitte Touche Tohmatsu, an independent registered public accounting firm, as stated in their report appearing herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
      The office of Deloitte Touche Tohmatsu is located at 30th Floor, Bund Center, 222 Yan An Road East, Shanghai 200002, People’s Republic of China.

WHERE YOU CAN FIND ADDITIONAL INFORMATION
      We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and securities under the Securities Act with respect to underlying ordinary shares represented by the ADSs, to be sold in this offering. We have also filed with the SEC a related registration statement on F-6 to register the ADSs. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement on Form F-1 and its exhibits and schedules for further information with respect to us and our ADSs.
      Immediately upon completion of this offering we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, and Section 16 short swing profit reporting for our officers and directors and for holders of more than 10% of our ordinary shares. All information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. You may also obtain additional information over the Internet at the SEC’s website at www.sec.gov.

E-HOUSE (CHINA) HOLDINGS LIMITED
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31 2004, 2005 AND 2006

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2005 and 2006	F-3
Consolidated Statements of Operations for the Years Ended December 31, 2004, 2005 and 2006	F-5
Consolidated Statements of Shareholders’ Equity and Comprehensive Income for the Years ended December 31, 2004, 2005 and 2006	F-6
Consolidated Statements of Cash Flows for the Years Ended December 31, 2004, 2005 and 2006	F-7
Notes to Consolidated Financial Statements	F-9
Schedule 1 — E-House (China) Holdings Limited Condensed Financial Statements for the period from August 27 (date of inception) to December 31, 2004 and the years ended December 31, 2005 and 2006	F-32
Unaudited Consolidated Balance Sheets as of March 31, 2007	F-36
Unaudited Consolidated Statements of Operations for the Three Months Ended March 31, 2006 and 2007	F-37
Unaudited Consolidated Statements of Shareholders’ Equity and Comprehensive Income for the three months ended March 31, 2007	F-38
Unaudited Consolidated Statements of Cash Flows for the Three Months Ended March 31, 2006 and 2007	F-39
Notes to Unaudited Consolidated Financial Statements for the Three Months Ended March 31, 2006 and 2007	F-40

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
E-House (China) Holdings Limited
We have audited the accompanying consolidated balance sheets of E-House (China) Holdings Limited and subsidiaries (the “Company”) as of December 31, 2005 and 2006, and the related consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2006 and the related financial statement schedule. These financial statements and the related financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of E-House (China) Holdings Limited and subsidiaries as of December 31, 2005 and 2006 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.
/s/ Deloitte Touche Tohmatsu CPA Ltd.
Shanghai, China
April 26, 2007

E-HOUSE (CHINA) HOLDINGS LIMITED
CONSOLIDATED BALANCE SHEETS
(In U.S. dollar except for share data)

	December 31,

	2005	2006

	$	$
ASSETS
Current assets:
Cash and cash equivalents	12,712,493	24,306,005
Customer deposits	4,469,294	8,492,130
Unbilled accounts receivable	5,397,591	30,124,777
Accounts receivable, net of allowance for doubtful accounts of $35,892 and $52,551 at December 31, 2005 and 2006, respectively	6,927,177	8,677,242
Properties held for sale	4,014,965	2,897,196
Prepaid expenses and other current assets	4,315,405	2,623,210
Amounts due from related parties	294,790	917,814

Total current assets	38,131,715	78,038,374
Property, plant and equipment, net	3,073,848	3,646,130
Intangible assets, net	3,069,190	3,750,111
Goodwill	1,948,425	2,227,293
Other non-current assets	2,007,373	1,767,655

TOTAL ASSETS	48,230,551	89,429,563

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	11,417,592	11,367,808
Accounts payable	922,384	1,258,624
Accrued payroll and welfare expenses	2,694,691	4,097,827
Dividend payable	12,391,300	—
Income tax payable	3,013,232	7,016,565
Other tax payable	1,622,419	2,562,858
Amounts due to related parties	6,556,259	266,510
Other current liabilities	1,276,883	2,180,455

Total current liabilities	39,894,760	28,750,647
Deferred tax liabilities	933,683	1,151,919

Total liabilities	40,828,443	29,902,566

E-HOUSE (CHINA) HOLDINGS LIMITED
CONSOLIDATED BALANCE SHEETS
(In U.S. dollar except for share data)

	December 31,

	2005	2006

	$	$
Commitments and contingencies (Note 18)
Minority interest	2,160,460	2,328,394
Mezzanine equity:
Series A redeemable convertible preferred shares ($0.001 par value): 0 and 22,727,272 authorized, 0 and 22,727,272 shares issued and outstanding as of December 31, 2005 and 2006, respectively (liquidation value $25,000,000)	—	24,828,412
Shareholders’ equity:
Ordinary share ($0.001 par value): 50,000,000 and 57,272,728 shares authorized, 50,000,000 and 50,000,000 shares issued and outstanding, as of December 31, 2005 and 2006, respectively	50,000	50,000
Additional paid-in capital	6,041,200	18,399,306
Retained earnings (accumulated deficit)	(1,102,670)	12,979,130
Accumulated other comprehensive income	303,118	941,755
Subscription receivable	(50,000)	—

Total shareholders’ equity	5,241,648	32,370,191

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	48,230,551	89,429,563

The accompanying notes are an integral part of these consolidated financial statements.

E-HOUSE (CHINA) HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
(In U.S. dollar except for share data)

	Years Ended December 31,

	2004	2005	2006

	$	$	$
Total revenues	31,198,408	38,660,514	55,998,524
Cost of revenues	(9,843,991)	(10,818,272)	(10,243,968)
Selling, general and administrative expenses	(14,298,917)	(13,249,785)	(21,321,726)

Income from operations	7,055,500	14,592,457	24,432,830
Other income (expense):
Interest expense	(443,681)	(638,499)	(594,488)
Interest income	38,430	63,113	206,378
Other income	—	132,369	168,015

Income before taxes and minority interest	6,650,249	14,149,440	24,212,735
Income tax expense	(1,746,998)	(2,733,265)	(5,751,102)
Minority interest	685,838	(268,461)	(354,668)

Net income	5,589,089	11,147,714	18,106,965

Earnings per share:
Basic	$0.11	$0.22	$0.27
Diluted	$0.11	$0.22	$0.27
Shares used in computation:
Basic	50,000,000	50,000,000	50,000,000
Diluted	50,000,000	50,000,000	67,372,353
The accompanying notes are an integral part of these consolidated financial statements.

E-HOUSE (CHINA) HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
AND COMPREHENSIVE INCOME
(In U.S. dollar)

					Accumulated
					Other
			Additional		Comprehensive		Total	Total
			Paid-in	Retained	Income	Subscription	Shareholders	Comprehensive
	Ordinary Shares		Capital	Earnings	(Loss)	Receivable	Equity	Income

	Number	$	$	$	$	$	$	$
Balance at January 1, 2004	—	—	3,020,600	3,285,483	8	—	6,306,091	—
Contributed capital	50,000,000	50,000	3,020,600	—	—	(50,000)	3,020,600	—
Net income	—	—	—	5,589,089	—	—	5,589,089	5,589,089
Dividend declared ($0.10 per share)	—	—	—	(5,108,981)	—	—	(5,108,981)	—
Foreign currency translation adjustments	—	—	—	—	(7)	—	(7)	(7)

Balance at December 31, 2004	50,000,000	50,000	6,041,200	3,765,591	1	(50,000)	9,806,792	5,589,082

Net income	—	—	—	11,147,714	—	—	11,147,714	11,147,714
Dividend declared ($0.07 per share)	—	—	—	(3,624,675)	—	—	(3,624,675)	—
Dividend declared upon reorganization	—	—	—	(12,391,300)	—	—	(12,391,300)	—
Foreign currency translation adjustments	—	—	—	—	303,117	—	303,117	303,117

Balance at December 31, 2005	50,000,000	50,000	6,041,200	(1,102,670)	303,118	(50,000)	5,241,648	11,450,831

Net income	—	—	—	18,106,965	—	—	18,106,965	18,106,965
Dividend declared ($0.08 per share)	—	—	—	(4,025,165)	—	—	(4,025,165)	—
Dividend declared upon reorganization returned as contributed capital	—		12,341,300	—	—	—	12,341,300	—
Payment of subscription receivable						50,000	50,000
Share-based compensation	—	—	16,806	—	—	—	16,806	—
Foreign currency translation adjustments	—	—	—	—	638,637	—	638,637	638,637

Balance at December 31, 2006	50,000,000	50,000	18,399,306	12,979,130	941,755	—	32,370,191	18,745,602

The accompanying notes are an integral part of these consolidated financial statements.

E-HOUSE (CHINA) HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In U.S. dollar)

	Years Ended December 31,

	2004	2005	2006

	$	$	$
Operating activities:
Net income	5,589,089	11,147,714	18,106,965

Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	1,202,096	1,804,719	1,103,446
Minority interest	(685,838)	268,461	354,668
Others	124,096	(198,262)	(264,649)
Changes in operating assets and liabilities:
Customer deposits	(4,183,697)	(2,020,379)	(3,568,674)
Accounts receivable	(6,045,515)	5,612,157	(26,247,109)
Amounts due from related parties	—	—	(170,623)
Prepaid expenses and other current assets	(11,315,143)	(932,652)	2,139,226
Accounts payable	430,951	(191,366)	(275,573)
Accrued payroll and welfare expenses	2,483,881	(63,350)	1,351,020
Income tax payable	391,779	977,053	4,003,333
Other tax payable	838,158	446,108	940,950
Amounts due to related parties	268,229	(131,102)	(445,375)
Other current liabilities	979,761	(1,234,312)	682,020
Deferred tax assets	(318,312)	(202,538)	(299,468)

Net cash (used in) provided by operating activities	(10,240,465)	15,282,251	(2,589,843)

Investing activities:
Purchases of property, plant and equipment	(1,065,151)	(1,655,133)	(1,464,976)
Purchase of subsidiaries, net of cash acquired	(4,244,413)	—	(1,478,431)
Purchase of minority interests of subsidiaries	(895,306)	(99,130)	(72,995)
Purchase of subsidiary upon reorganization	—	—	(12,391,300)
Proceeds from sale of property held for sale	320,250	4,235,035	2,000,443
Proceeds from disposal of property, plant and equipment	237,606	97,530	61,712
Proceeds from sale of investment	—	1,339,374	—
Loans to related parties	(6,666,558)	(9,689,382)	(2,370,948)
Repayment of loans from related parties	6,065,120	10,389,698	3,092,911

Net cash (used in) provided by investing activities	(6,248,452)	4,617,992	(12,623,584)

E-HOUSE (CHINA) HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In U.S. dollar)

	Years Ended December 31,

	2004	2005	2006

	$	$	$
Financing activities:
Proceeds from short-term borrowings	8,715,306	—	—
Repayment of short-term borrowings	—	(3,585,889)	(381,700)
Dividend paid	(3,092,870)	(9,325,713)	(4,213,465)
Contribution from minority shareholders	403,846	32,052	37,353
Capital contribution from shareholders	3,020,600	—	—
Dividend declared upon reorganization returned as contributed capital			12,341,300
Proceeds from issuance of preferred shares (net of issuance costs of $171,588)	—	—	24,828,412
Proceeds from payment of subscription receivable	—	—	50,000
Loans from related parties	15,839,924	6,453,949	2,091,559
Repayment of loans to related parties	(6,016,902)	(11,090,214)	(8,340,065)

Net cash provided by (used in) financing activities	18,869,904	(17,515,815)	26,413,394

Effect of exchange rate changes	185	257,466	393,545

Net increase in cash and cash equivalents	2,381,172	2,641,894	11,593,512
Cash and cash equivalents at the beginning of the year	7,689,427	10,070,599	12,712,493

Cash and cash equivalents at the end of the year	10,070,599	12,712,493	24,306,005

Supplemental disclosure of cash flow information:
Interest paid	443,681	638,499	594,488
Income taxes paid	1,795,507	2,148,624	1,857,044
Non-cash investing and financing activities:
Acquisition of minority interests:
Accounts payable	—	—	114,928
Dividend payable	5,109,167	12,391,300	—
Subscription receivable	50,000	—	—
The accompanying notes are an integral part of these consolidated financial statements.

E-HOUSE (CHINA) HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In U.S. dollar)

1.	Organization and Principal Activities
      E-House (China) Holdings Limited (the “Company” or “E-House”) was incorporated on August 27, 2004 in the Cayman Islands as an exempted company with limited liability under the Companies Law of the Cayman Islands. The Company, through its subsidiaries, is principally engaged in providing real estate agency and brokerage services in the primary and secondary markets and real estate consulting and information services in the People’s Republic of China (“PRC”). The Company and its subsidiaries are collectively referred to as the “Group”.
      The Group commenced operations in 2000 through an operating subsidiary, Shanghai Real Estate Consultancy and Sales (Group) Co., Limited (“E-House Shanghai”), a company established in the PRC, and its subsidiaries and affiliates.
      On March 15, 2005, the Company acquired E-House Real Estate Ltd. (“E-House BVI”), which is a holding company incorporated in British Virgin Islands. Prior to this restructuring transaction, E-House BVI and the Company had both been shell companies. As part of a restructuring process, on April 22, 2005, all owners of E-house Shanghai (“the Ultimate Owners”) sold 100% of their equity interests in E-House Shanghai to E-House BVI for RMB100,000,000 ($12,391,300). At the time of its incorporation, the Company was owned by the Ultimate Owners in the same proportion as their ownership interests in E-House Shanghai. Through several installments in 2006, the Ultimate Owners contributed funds to the Company and E-House BVI, either directly or through their affiliates on their behalf, for the total consideration for the acquisition of E-House Shanghai. The restructuring process has been accounted for as a recapitalization as the Company, E-House BVI and E-House Shanghai were under common control. All share and per share data have been restated to give retroactive effect of this restructuring and the share capital represents the capital amount of the Company as if the restructuring has been completed as of the earliest period presented.
      The following table lists major subsidiaries of the Company as of December 31, 2006:

	Date of	Place of	Percentage of
Subsidiary	incorporation	incorporation	ownership

Shanghai Real Estate Consultant & Sales (Group) Co., Ltd.	August 15, 2000	PRC	100%
E-House Real Estate Ltd.	January 4, 2005	BVI	100%
CRIC (Shanghai) Information Technology Co., Ltd.	July 3, 2006	PRC	100%
Shanghai City Rehouse Agent Consultants Co., Ltd.	May 17, 2002	PRC	85%
E-House International Estate Agency Limited	March 25, 2003	Hong Kong	100%
      In addition to the above, E-House Shanghai has a number of wholly owned and non-wholly owned subsidiaries in the PRC.

2.	Summary of Principal Accounting Policies

(a) Basis of presentation
      The consolidated financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”).

E-HOUSE (CHINA) HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In U.S. dollar)

(b) Basis of consolidation
      The consolidated financial statements include the financial statements of E-House and its majority owned subsidiaries. All significant inter-company transactions and balances have been eliminated on consolidation.
      On December 23, 2004, a collaborative group of investors, acquired 40.8% of the equity interests of E-House Shanghai, increasing their combined ownership in E-House Shanghai to 100%. As a result, the Company has applied the guidance contained in Securities and Exchange Commission Topic 5J, Push Down Basis of Accounting Required in Certain Limited Circumstances. In doing so, the Company pushed down the collaborative group’s excess basis over the net assets of $1,181,720 (“Excess Basis”) to the consolidated accounts of E-House Shanghai. The allocation of the Excess Basis was performed in a manner similar to that of a business combination and resulted in the Excess Basis being allocated as follows:

$
Property and equipment	(426,124)
Intangible assets, software license	(15,321)
Intangible assets, customer contracts	1,623,165

Total	1,181,720

      The weighted average remaining useful life of the intangible assets was 2.89 years as of the date of the acquisition.
      In applying purchase accounting to the above transaction, the Group determined that the fair value of the assets and liabilities on the transaction date exceeded the Excess Basis. As a result, the Group reduced the estimated fair value of its long-lived tangible and intangible assets, on a pro rata basis, such that the balances of such assets were equivalent to the Excess Basis. This resulted in a reduction to the historical carrying value of the Group’s property and equipment and software license of $426,124 and $15,321, respectively.

(c) Use of estimates
      The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from such estimates. Significant accounting estimates reflected in the Group’s financial statements include valuation of long-lived assets, indefinite-lived intangible assets and goodwill assumptions related to share-based compensation arrangements, and the valuation allowance on deferred tax assets.

(d) Business combinations
      Business combinations are recorded using the purchase method of accounting and, accordingly, the acquired assets and liabilities are recorded at their fair market value at the date of acquisition. Any excess of acquisition cost over the fair value of the acquired assets and liabilities, including identifiable intangible assets, is recorded as goodwill.

E-HOUSE (CHINA) HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In U.S. dollar)

(e) Cash and cash equivalents
      Cash and cash equivalents consist of cash on hand and demand deposits, which are unrestricted as to withdrawal and use, and which have maturities of three months or less when purchased.

(f) Customer deposits
      The Group provides sales agency service for primary real estate development projects, some of which require the Group to pay an upfront refundable deposit as demonstration of the Group’s financial strength and commitment to providing high quality service. These deposits are repaid to the Group either at the end of the contractual sales period or upon the Group achieving a stated sales target. Certain of our contracts provide that if the group breaches the contract, any corresponding penalties may be deducted from the deposit. Customer deposits are recorded as either current or non-current assets based on the Group’s estimate of the date of refund. The Group regularly reviews the recoverability of these deposits.

(g) Unbilled accounts receivable
      Unbilled accounts receivable represents amounts recognised in revenue prior to billing customers.

(h) Properties held for sale
      Properties held for sale are stated at the lower of cost or net realizable value. Cost comprises the cost of purchase and, where applicable, direct costs associated with the purchase. The Group evaluates its properties held for sale for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The Group has determined that there was no impairment of properties held for sale for all periods reported.

(i) Investments
      In accordance with the provisions of FASB Interpretation No. 46 (Revised), “Consolidation of Variable Interest Entities” (“FIN 46R”), the Group evaluates each of its investments in private companies to determine whether or not the investee is a variable interest entity (“VIE”) and, if so, whether the Group is the primary beneficiary of such VIE. If deemed the primary beneficiary, the Group consolidates the VIE.
      To date the Group has not been deemed to be the primary beneficiary in conjunction with its investments. As such, the Group has accounted for its investments at cost as it does not exert significant influence over the investee. The Group generally considers an ownership interest of 20% or higher to represent significant influence. An impairment loss is recorded when there has been a loss in value of the investment that is other-than-temporary. The Group has not recorded any impairment losses in any of the periods reported.

E-HOUSE (CHINA) HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In U.S. dollar)

(j) Property, plant and equipment, net
      Property, plant and equipment are recorded at costs less accumulated depreciation. Depreciation is computed on a straight-line basis over the following estimated useful lives:

Leasehold improvements	Over the shorter of the lease term or their estimated useful lives
Building	30 years
Furniture, fixtures and equipment	5 years
Motor vehicles	5 years
      Gains and losses from the disposal of property, plant and equipment are included in income from operations.

(k) Intangible assets, net
      Acquired intangible assets, net, mainly consist of customer contracts and trademark and are valued at cost. Customer contracts are amortized based on the timing of the revenue expected to be derived from the respective customer. Trademarks have indefinite lives and are not amortized.

(l) Impairment of long-lived assets
      The Group evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When these events occur, the Group measures impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss equal to the excess of the carrying amount over the fair value of the assets.

(m) Impairment of goodwill and indefinite lived intangible assets
      SFAS No. 142 requires the Group to complete a two-step goodwill impairment test. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill and indefinite lived intangible assets. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill and indefinite lived intangible assets to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.
      Intangible assets with an indefinite life are tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test consists of a comparison of the fair value of the intangible asset to its carrying amount. If the carrying amount exceeds the fair value, an impairment loss is recognized equal in amount to that excess.
      Management performs its annual goodwill impairment test on January 1. No goodwill or indefinite lived intangible assets have been impaired during any or the periods reported.

E-HOUSE (CHINA) HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In U.S. dollar)

(n) Income taxes
      Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net operating loss carry forwards and credits by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities.

(o)	Share-based compensation
      The Group accounts for share-based compensation in accordance with Statement of Financial Accounting Standard (“SFAS”) No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”). Accordingly, share-based compensation cost is measured at grant date, based on the fair value of the award, and recognized as an expense over the requisite service period. As required by SFAS 123R, management has made an estimate of expected forfeitures and is recognizing compensation cost only for those equity awards expected to vest.

(p)	Revenue recognition
      The Group recognizes revenues when there is persuasive evidence of an arrangement, delivery has occurred, the sales price is fixed or determinable and collectibility is reasonably assured. Revenues are recorded, net of sales related taxes.
      The Group provides marketing and sales agency service to primary real estate developers. The Group recognizes the commission revenue when a successful sale of property has occurred and upon completing the services required to execute a successful sale without further contingency. A successful sale is defined in each agency contract and is usually achieved after the property buyer has executed the purchase contract, made the required down payment, and the purchase contract has been registered with the relevant government authorities. The Group may also be entitled to earn additional revenue on the agency services if certain sales and other performance targets are achieved, such as average sale price over a pre-determined period. These additional agency service revenues are recognized when the Group has accomplished the required targets.
      The Group provides brokerage service for secondary real estate sale and rental transactions. For secondary real estate brokerage service, the Group recognizes revenue upon execution of a transaction agreement between the buyer/lessee and the seller/lessor for which the Group acts as the broker.
      The Group provides real estate consulting services to customers in relation to land acquisition and property development. Generally the Group will agree to a fixed fee arrangement conditional upon the delivery of a final product (such as closing a land acquisition transaction or providing a market study report). The contractual period is usually between one and six months. The Group recognizes revenue on consulting services when it has completed its performance obligations under the service contract, the customer accepts the contract deliverable and the payment terms are no longer contingent.
      The Group also sells subscriptions to its proprietary China Real Estate Information Circle (“CRIC”) system for which revenues are recognized ratably over the subscription period, which is usually six to twelve months.
      Deferred revenues are recognized when payments are received in advance of revenue recognition.

E-HOUSE (CHINA) HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In U.S. dollar)

(q)	Cost of revenue
      Cost of revenue includes costs directly related to providing our services, which include costs incurred for marketing and sale of primary real estate projects for which the Group acts as the agent. These costs are expensed in the periods incurred.

(r)	Advertising expenses
      Advertising expenses are charged to the statement of operations in the period incurred. The Group incurred advertising expenses amounting to $629,486, $574,164 and $496,676 for the years ended December 31, 2004, 2005 and 2006, respectively.

(s)	Foreign currency translation
      The functional currency of the Company is the United States dollar (“U.S. dollar”) and is used as the reporting currency of the Company. Monetary assets and liabilities denominated in currencies other than the U.S. dollar are translated into U.S. dollar at the rates of exchange ruling at the balance sheet date. Equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as foreign currency translation adjustment and are shown as a separate component of other comprehensive income in the consolidated statement of shareholders’ equity.
      The financial records of certain of the Company’s subsidiaries are maintained in local currencies other than the U.S. dollar, such as Renminbi (“RMB”) and Hong Kong dollar (“HKD”), which are their functional currencies. Transactions in other currencies are recorded at the rates of exchange prevailing when the transactions occur.
      Transaction gains and losses are recognized in the consolidated statements of operations as selling, general and administrative expenses. The aggregated amount of exchange loss is $nil, $nil and $41,881 for the years ended December 31, 2004, 2005 and 2006, respectively.

(t) Government subsidies
      Government subsidies include cash subsidies received by the Group’s subsidiaries in the PRC from local government. These subsidies are generally provided as incentives for investing in certain local districts. There is no assurance that the Group will receive similar or any subsidies in the future. Cash subsidies were $196,313, $873, and $8,991 for the years ended December 31, 2004, 2005 and 2006, respectively, and are included in selling, general and administrative expenses in the consolidated statement of operations. Cash subsidies are recognized when received and when all the conditions for their receipt have been satisfied.

(u) Concentration of credit risk
      Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Group places its cash and cash equivalents with reputable financial institutions.
      The Group regularly reviews the creditworthiness of its customers, but generally does not require collateral or other security from its customers. The Group establishes an allowance for doubtful accounts primarily based upon factors surrounding the credit risk of specific customers.

E-HOUSE (CHINA) HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In U.S. dollar)

(v) Earnings per Share
      Basic earnings per share is computed by dividing income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year. For the year ended December 31, 2006, the Group has determined that its Series A convertible redeemable preferred shares are participating securities as the preferred shares participates in undistributed earnings on the same basis as the ordinary shares. Accordingly, the Group has used the two-class method of computing income per share. Under this method, net income applicable to holders of ordinary shares is allocated on a pro rata basis to the ordinary and preferred shares to the extent that each class may share in undistributed income for the period.
      Diluted income per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. For the year ended December 31, 2006, in calculating the diluted income per share, the application of the two-class method and the if-converted method was equally dilutive. The 436,364 share options granted on November 28, 2006 are anti-dilutive and have been excluded from the calculation of the diluted income per share for the year ended December 31, 2006. There were no dilutive equity instruments outstanding prior to the year ended December 31, 2006.
      As a result of the recapitalization that occurred in 2005, the outstanding ordinary shares have been retroactively restated to 50,000,000 shares in the denominator for 2004.
      The following table sets forth the computation of basic and diluted income per share for the periods indicated:

	Year Ended December 31,

	2004	2005	2006

Net income attributable to ordinary shareholders — basic	$5,589,089	$11,147,714	$13,437,979
Amount allocated to Series A Shares for participating rights to dividends	—	—	$4,668,986

Net income attributable to ordinary shareholders — diluted	$5,589,089	$11,147,714	$18,106,965

Ordinary shares outstanding	50,000,000	50,000,000	50,000,000
Weighted average Series A preferred shares outstanding	—	—	17,372,353

Weighted average number of ordinary shares outstanding — diluted	50,000,000	50,000,000	67,372,353

Basic earnings per share	$0.11	$0.22	$0.27

Diluted earnings per share	$0.11	$0.22	$0.27

(w) Recently issued accounting pronouncements
      In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 (“FIN 48”), which clarifies the accounting and disclosure for uncertainty in tax positions, as defined in that statement. The purpose of FIN 48 is to clarify certain aspects of the recognition and measurement

E-HOUSE (CHINA) HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In U.S. dollar)
related to accounting for income tax uncertainties. This interpretation is effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 is expected to reduce our retained earnings as of January 1, 2007 by $200,000.
      In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurement” (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value and expands disclosures about assets and liabilities measured at fair value. The Group will be required to adopt SFAS 157 in fiscal year 2008. Management is currently evaluating the requirements of SFAS 157 and has not yet determined the impact on the Group’s financial position or results of operations.
      EITF Issue No. 06-3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation)”, or EITF 06-3, requires that entities should present these taxes in the income statement on either a gross or net basis, based on their accounting policy. If such taxes are significant, and are presented on a gross basis, the amounts of those taxes should be disclosed. The consensus is effective for interim and annual reporting periods beginning after December 15, 2006. The group reports revenues on a net basis.
      In February 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 159, Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”). SFAS 159 permits companies to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS 159 is effective for us on January 1, 2008, although earlier adoption is permitted. Management is currently evaluating whether to elect the fair value option, as permitted under SFAS 159.
3.     Acquisitions of Subsidiaries and Minority Interest
(a) Shanghai Chengkai Real Estate Agency Co., Ltd.

On August 31, 2004, the Group acquired a 51% interest in Shanghai Chengkai Real Estate Agency Co., Ltd. (“Chengkai”) from Shanghai Chengkai Real Estate Development Co., Ltd. (“Chengkai Development”) for RMB50.0 million ($6,041,200). Chengkai is mainly engaged in primary real estate agency service. In connection with the acquisition, the Group recorded intangible assets of $2,675,716 and goodwill of $1,899,853. The intangible assets of Chengkai primarily relate to customer agency contracts. The fair value of the intangible assets was estimated using an income method based on future cash flows. The intangible assets are amortized over the expected useful life of the agency contracts, which is 4.5 years and corresponds to the development and sales period of the underlying development projects.
(b) Other acquisitions.

On January 1, 2006, the Group purchased a 19% minority interest in its subsidiary in Fujian, and a 20% minority interest in its subsidiary in Chongqing. On April 30, 2006, the Group purchased an 85% interest in Shanghai City Rehouse Agent Consultant Co., Ltd. (“City Rehouse”). The total cost of these acquisitions was $636,140. These transactions were accounted for using the purchase method, with $(264,661), $687,172 and $213,629 being allocated to net assets, intangible assets and goodwill, respectively. The intangible assets included trademark, which is indefinitely lived and are therefore not subject to amortization.

E-HOUSE (CHINA) HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In U.S. dollar)
4.     Properties Held for Sale
      In May 2004, the Group was party to a primary real estate agency contract and, at the conclusion of the contract, elected to acquire 22 residential properties for a total cost of $8,002,643 and received 13 commercial properties for no additional cost. The purchase price was paid in advance in May 2004 and legal ownership of the properties was received in April 2005. The Group has allocated the purchase price to the respective residential and commercial properties based on their relative fair values.
      The agreements to purchase the residential properties were entered into by certain employees of the Group, who obtained mortgage loans to finance the purchase. The Group then entered into separate trust agreements with these employees, wherein the Group assumed effective control and all associated risks and rewards of property ownership as well as the associated mortgage loans.
      The properties have been classified as held for sale since acquisition as the Group has had the ability and intent to sell the properties and has been actively marketing them for that purpose. During the year ended December 31, 2005, the Group sold 11 residential properties and realized a gain of $377,457. During the year ended December 31, 2006, the Group sold three residential and seven commercial properties and realized a net gain of $194,229. The gain from the sale of property has been included in selling, general and administrative expenses in the consolidated statements of operations. As of December 31, 2006, the Group holds eight residential and six commercial properties with a total carrying value of $2,897,196.

5.	Property, Plant and Equipment, Net
      Property, plant and equipment, net consist of the following:

	As of December 31,

	2005	2006

	$	$
Leasehold improvements	1,354,944	1,989,083
Buildings	952,636	1,008,345
Furniture, fixtures and equipment	1,382,227	2,074,406
Motor vehicles	1,066,716	1,241,887

Total	4,756,523	6,313,721
Less: Accumulated depreciation	(1,682,675)	(2,667,591)

Property, plant and equipment, net	3,073,848	3,646,130

      The Group’s depreciation expenses were $688,278, $694,327, $987,432 for the years ended December 31, 2004, 2005 and 2006, respectively

6.	Intangible Assets, Net

	As of December 31,

	2005	2006

	$	$
Intangible assets not subject to amortization are comprised of the following:
Trademark	—	687,172

E-HOUSE (CHINA) HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In U.S. dollar)

	As of December 31,

	2005	2006

	$	$
Intangible assets subject to amortization are comprised of the following:
Customer contracts	4,393,073	4,540,168
Computer software licenses	243,103	336,876

	4,636,176	4,877,044

Less: Accumulated amortization
Customer contracts	(1,421,285)	(1,623,702)
Computer software licenses	(145,701)	(190,403)

	(1,566,986)	(1,814,105)

Total intangible assets, net	3,069,190	3,062,939

      The Group recorded amortization expense of $513,818, $1,110,392 and $116,014 for the years ended December 31, 2004, 2005 and 2006, respectively. The Group expects to record amortization expense of $478,059, $1,064,999, $710,537, $407,695 and $7,862 for the years ending December 31, 2007, 2008, 2009, 2010 and 2011, respectively.

7.	Goodwill

	2005	2006

	$	$
Balance as of January 1,	1,899,853	1,948,425
Goodwill recognized upon acquisition	—	213,629
Exchange rate translation	48,572	65,239

Balance as of December 31,	1,948,425	2,227,293

      All goodwill amounts relate to the primary real estate agency and consulting service segment.

8.	Short-Term Borrowing
      Short-term borrowings include short-term bank loans borrowed from PRC commercial banks and are guaranteed by Shanghai Jinyue Investment & Development Co., Ltd., a company controlled by the Company’s chairman, Mr. Xin Zhou. The loans carried effective interest rates of 5.841%, 6.138% and 6.0694% for years ended December 31, 2004, 2005 and 2006, respectively. Principal balance outstanding as of December 31, 2005 and 2006 was $9,913,040 and $10,244,960, respectively.
      Short-term borrowings also include mortgage loans taken on properties held for sale, which were long-term loans but classified as short-term borrowings given the Group’s intention to sell the properties. The loans carried effective interest rates of 5.04%, 5.31% and 5.508% for years ended December 31, 2004, 2005 and 2006, respectively. Principal balance outstanding as of December 31, 2005 and 2006 was $1,504,552 and $1,122,848, respectively. The properties are held as collateral for these mortgage loans.

E-HOUSE (CHINA) HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In U.S. dollar)

9.	Redeemable Convertible Preferred Shares
      On March 28, 2006, the Company issued 22,727,272 Series A redeemable convertible preferred shares (the “Series A Preferred Shares”) for $25,000,000, or US$1.10 per share, to a group of institutional investors and incurred direct and incremental equity issuance costs of $171,588.
      The key terms of the Series A Preferred Shares are as follows:

Dividends
      Dividends are payable upon declaration by the board of directors and are payable in priority to any declaration or payment of any dividend on the ordinary shares or any other classes of shares. Holders of the Series A Preferred Shares are entitled to receive a non-cumulative, preferential dividends equal to the greater of (i) 8% of the Series A Preferred Shares issue price per fiscal year and (ii) amount of dividends declared pro rata on the ordinary shares, treating each Series A Preferred Share as the greatest whole number of ordinary shares then issuable upon conversion of such Series A Preferred Shares.

Redemption
      The Series A Preferred Shares are redeemable at any time after the third anniversary of the closing date of the Series A Preferred Share investment (the “Closing Date”) or prior to the third anniversary of the Closing Date if the Company declines to proceed with a qualified initial public offering or QIPO without reasonable cause or if Mr. Xin Zhou ceases to be the Company’s chairman and chief executive officer. The redemption price is 140% of the subscription price plus any declared, accrued but unpaid dividends thereon (collectively, the “Maximum Redemption Price”) if the redemption date is on or after the third anniversary of the Closing Date; or 100% of the subscription price plus interest (calculated at an annual compound rate of 12%), plus any declared, accrued but unpaid dividends if the redemption date is prior to the third anniversary of the Closing Date. If the redemption is caused by the Company’s refusal to proceed with a QIPO, then the redemption price is equal to the higher of: (a) the Maximum Redemption Price; and (b) the greater of ten times of the 2008 net earnings and fifteen times of the 2007 net earnings, multiplied by the ownership percentage of the Series A Preferred Shares, plus all declared, accrued but unpaid dividends.
      As of December 31, 2006, the Company has not accreted the redemption premium associated with the Series A Preferred Shares as the Company believes that the likelihood of a redemption event occurring is remote. This determination is primarily based upon the company’s intent to complete a QIPO within the near future. The redemption value of the Series A Preferred Shares as of December 31, 2006 is $27,217,832

Conversion
      The Series A Preferred Shares are convertible into the Company’s ordinary shares at the option of their holders at any time before the completion of a qualified initial public offering. Each Series A Preferred Share is initially convertible into one ordinary share, but the conversion rate may be adjusted such that the number of ordinary shares into which the Series A Preferred Shares may be converted will be reduced if certain financial performance and growth rate targets are achieved by the Group. As of December 31, 2006, the Group has met the 2006 financial performance and growth rate targets. As a result, each Series A Preferred Share will automatically convert into approximately 0.5789 ordinary share if an initial public offering (“IPO”) were to be completed in 2007. However, if an IPO does not occur in

E-HOUSE (CHINA) HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In U.S. dollar)
2007, the conversion rate will not be adjusted until 2008 and the conversion ratio will depend on the Group’s financial performance in 2007.

Voting rights
      Series A shareholders are entitled to vote with holders of other classes of shares on an as-if converted basis.

Liquidation preference
      In the event of any liquidation event, Series A shareholders are entitled to distribution prior to and in preference of any payments to holders of ordinary share and all other holders of the Company’s share capital. The liquidation preference is calculated as 100% of the Series A Preferred Share original issue price plus all declared but unpaid dividends as of the liquidation date, and was equivalent to $25,000,000 as of December 31, 2006.

10.	Shares Split
      On March 28, 2006, the Company effected a 1:1,000 share split. All share and per share information relating to ordinary shares of the Company has been retroactively adjusted to give effect to the share split.

11.	Other Income

	Year Ended December 31,

	2004	2005	2006

	$	$	$
Gain from sale of marketable securities	—	—	25,957
Gain from sale of investment	—	132,369	142,058

Total other income	—	132,369	168,015

12.	Income Tax
      The provision for income taxes is comprised of the following:

	Year Ended December 31,

	2004	2005	2006

	$	$	$
Current Tax
PRC	2,065,310	2,935,803	6,050,570
Other	—	—	—

	2,065,310	2,935,803	6,050,570

Deferred Tax
PRC	(318,312)	(202,538)	(299,468)
Other	—	—	—

	(318,312)	(202,538)	(299,468)

Income tax expense	1,746,998	2,733,265	5,751,102

E-HOUSE (CHINA) HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In U.S. dollar)
      The Company is incorporated in the Cayman Islands, which is tax-exempted.
      The Company’s subsidiaries operating in the PRC are subject to PRC income tax at the statutory rate of 33% (30% of state income tax plus 3% local income tax) on PRC taxable income with the following exceptions:
      E-House Shanghai was registered in the Songjiang district of Shanghai and its income tax for the year ended December 31, 2004 and a portion of the year ended December 31, 2005 was assessed by the local tax authority as 5% of total revenue. In February 2005, E-House Shanghai moved its registered address to the Pudong New Area of Shanghai, the PRC, and was subject to a 15% preferential income tax rate for the remainder of the years ended December 31, 2005 and 2006.
      Several other subsidiaries of E-House Shanghai were registered in the Songjiang district of Shanghai for the years ended December 31, 2004, 2005 and 2006 and had their income tax assessed as 5% of total revenue by the local tax authority.
      Nanjing Jinyue Real Estate Sales Co., Ltd., a subsidiary of E-House Shanghai, had its income tax assessed as 4.95% of total revenue by the local tax authority for the years ended December 31, 2005 and 2006.
      Fujian Jinyue Real Estate Consulting Service Co. Ltd., a subsidiary of E-House Shanghai, had its income tax assessed as 3.3% of total revenue by the local tax authority for the years ended December 31, 2005 and 2006.
      Wuhan Jinfeng E-House Investment Co., Ltd., a subsidiary of E-House Shanghai, was granted an income tax exemption for the year ended December 31, 2005 by the local tax authority as a result of employing a sufficient number of staff who had been laid off by state owned enterprises.
      The Group’s operation in Hong Kong is subject to a profit tax at the rate of 17.5% on assessable profit determined under relevant Hong Kong tax regulations.
      The Company’s subsidiaries incorporated in the BVI are not subject to taxation.

E-HOUSE (CHINA) HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In U.S. dollar)
      The principal components of the deferred income tax assets/liabilities are as follows:

	As of December 31,

	2004	2005	2006

	$	$	$
Deferred tax assets:
Accrued salary expenses	39,573	94,906	348,505
Bad debt provision	—	54,872	58,575
Start-up costs	60,255	86,415	100,575
Leasehold improvement	3,721	19,413	33,576
Fixed Assets	63,919	49,984	45,649
Net operating loss carryforwards	492,194	248,775	994,564

Gross deferred tax assets	659,662	554,365	1,581,444
Valuation allowance	(277,429)	(248,775)	(994,564)

Net deferred tax assets	382,233	305,590	586,880

Analysis as:
Current	22,930	82,564	151,070

Non-current	359,303	223,026	435,810

Deferred tax liabilities:
Intangible Assets	1,194,651	933,683	1,151,919

Total deferred tax liabilities	1,194,651	933,683	1,151,919

Analysis as:
Current	—	—	—

Non-current	1,194,651	933,683	1,151,919

      Movement of the valuation allowance is as follows:

	2004	2005	2006

	$	$	$
Balance as of January 1,	—	277,429	248,775
Addition	277,429	77,045	779,554
Release	—	(112,792)	(42,097)
Change due to foreign exchange	—	7,093	8,332

Balance as of December 31,	277,429	248,775	994,564

E-HOUSE (CHINA) HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In U.S. dollar)
      Reconciliation between the provision for income tax computed by applying the statutory tax rate to income before income taxes and the actual provision for income taxes is as follows:

	Year Ended December 31,

	2004		2005		2006

PRC income tax rate	33.00%		33.00%		33.00%
Expenses not deductible for tax purpose	2.61%		3.74%		2.13%
Investment income under equity method	0.00%		(1.57%	)	(1.09%	)
Tax exemption granted to the Group	—		(2.76%	)	—
Effect of lower rates in certain domestic locations	(13.52%	)	(14.10%	)	(12.11%	)
Effect of different tax rate of subsidiary operating in other jurisdiction	0.01%		1.21%		(1.26%	)
Valuation allowance movement	4.17%		(0.20%	)	3.08%
	26.27%		19.32%		23.75%

      Note: The aggregate amount and per share effect of the tax holiday are as follows:

	Year Ended December 31,

	2004	2005	2006

	$	$	$
The aggregate dollar effect	—	391,140	—
Per share effect — basic	—	0.01	—

Per share effect — diluted	—	0.01	—

      As of December 31, 2004, 2005 and 2006, the Group had net operating loss carryforwards of $1,522,206, $835,331 and $3,243,683, respectively, which will expire if not used between 2009 and 2011.

13.	Share-Based Compensation
      During the year ended December 31, 2006, the Company adopted the 2006 Share Incentive Plan (“the Plan”), which allows the Company to offer a variety of share-based incentive awards to employees, officers, directors and individual consultants who render services to the Company. Under the plan, the Company authorized 3,636,364 ordinary shares, or 5% of the total shares outstanding, to grant as options or restricted shares. Options have a ten-year life. Share options granted under the Plan can be settled by the employee either by cash or net settled by shares.
      On November 28, 2006, the Company granted options for the purchase of 436,364 shares to an employee. The options entitle the option holder to acquire ordinary shares of the Company at an exercise price of US$3.30 per share. The options expire ten years from the date of grant, with one-third of the options vesting on each of the following three grant date anniversaries
      Management has used the binomial model to estimate the fair value of the options. The fair value of the underlying ordinary shares as of the grant date was determined to be $3.30 per share, which was based

E-HOUSE (CHINA) HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In U.S. dollar)
on a share sale between an existing investor and a group of independent third parties, which occurred one day after the grant date of the options. The other assumptions used in the binomial model were:

Average risk-free rate of return	4.50%
Weighted average expected option life	10 years
Estimated volatility rate	49%
Dividend yield	0.00%
      The following table summarizes options granted in the year ended December 31, 2006:

			Fair value of
Grant date	No. of options granted	Exercise price	ordinary shares*	Intrinsic value

		$	$	$
November 28, 2006	436,364	$3.30	$3.30	—

*	Fair value of the ordinary share is determined based on a share sale between an existing shareholder and a group of independent third parties, which occurred one day after the share option grant date.
     The weighted-average grant-date fair value of options granted during the year ended December 31, 2006 was $1.39 per share. The Company recorded compensation expense of $16,806 for the year ended December 31, 2006.
      A summary of options activity under the Plan as of December 31, 2006 and changes in the period is presented below:

Weighted average
	No. of	Weighted average	remaining	Aggregate intrinsic
	options	exercise price	contractual term	value of options

		$		$
Outstanding as of January 1, 2006	—	—
Granted	436,364	3.30		Nil
Exercised	—	—
Forfeited	—	—

Outstanding, unvested and expected to vest as of December 31, 2006	436,364	3.30	9.9 years	Nil

      As of December 31, 2006, there was $588,194 of total unrecognized compensation cost related to unvested share options granted under the Plan. That cost is expected to be recognized over a weighted-average period of 2.9 years. The total fair value of shares vested during the year ended December 31, 2006 was $nil,

14.	Employee Benefit Plans
      The Company’s PRC subsidiaries are required by law to contribute a certain percentages of applicable salaries for retirement benefit, medical insurance benefits, housing funds, unemployment and other statutory benefits. The PRC government is directly responsible for the payments of such benefits. The Group contributed $177,831, $292,024 and $317,630 for the years ended December 31, 2004, 2005 and 2006, respectively, for such benefits.

E-HOUSE (CHINA) HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In U.S. dollar)

15.	Distribution of Profits
      Relevant PRC statutory laws and regulations permit payment of dividends by the Company’s PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reached 50% of its registered capital. Each of our subsidiaries with foreign investment is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund at the discretion of the board. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation of these subsidiaries.
The amount of the reserve fund for the Group as of December 31, 2005 and 2006 was $983,928 and $1,100,287, respectively.
      As a result of these PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets, including general reserve and registered capital, either in the form of dividends, loans or advances. Such restricted portion amounted to $30,562,783 as of December 31, 2006.

16.	Segment Information
      The Group’s uses the management approach to determine operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision makers for making decisions, allocating resources and assessing performance. The Group’s chief operating decision maker has been identified as the chief executive officer, who reviews consolidated and segment results when making decisions about allocating resources and assessing performance of the Group.
      The Group has two operating segments: 1) primary real estate agency service and real estate consulting and information service and 2) secondary real estate brokerage service. The Group’s chief operating decision maker reviews net revenue, cost of sales, operating expenses, income from operations and net income for each segment and does not review balance sheet information. For the years ended December 31, 2004 and 2005, the Group had one operating segment because, although the Group generated revenues from secondary real estate brokerage service, the amount of revenue was insignificant and discrete financial information beyond revenues was not available. The secondary real estate brokerage service segment is made up of acquired businesses in the year ended December 31, 2006.

E-HOUSE (CHINA) HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In U.S. dollar)
      The following tables summarize the selected revenue and expense information for each operating segment:
      For the year ended December 31,

	Primary real
	estate agency and
	real estate	Secondary
	consulting	real estate
	and information	brokerage
2006	service segment	segment	Non-allocated	Total

	$	$	$	$
Revenues from external customers	52,153,228	3,845,296	—	55,998,524
Cost of revenues	(10,243,968)	—	—	(10,243,968)
Selling, general and administrative expenses	(14,100,136)	(5,285,358)	(1,936,232)	(21,321,726)

Income from operations	27,809,124	(1,440,062)	(1,936,232)	24,432,830
Interest expense	—	—	(594,488)	(594,488)
Interest income	200,263	6,115	—	206,378
Income before taxes and minority interest	28,177,402	(1,433,947)	(2,530,720)	24,212,735
Income tax expense	(5,751,102)	—	—	(5,751,102)

Net income after taxes before minority interest	22,426,300	(1,433,947)	(2,530,720)	18,461,633

2005

Revenues from external customers	38,660,514	—	—	38,660,514
Cost of revenues	(10,818,272)	—	—	(10,818,272)
Selling, general and administrative expenses	(12,721,197)	—	(528,588)	(13,249,785)

Income from operations	15,121,045	—	(528,588)	14,592,457
Interest expense	—	—	(638,499)	(638,499)
Interest income	63,113	—	—	63,113
Income before taxes and minority interest	15,316,527	—	(1,167,087)	14,149,440
Income tax expense	(2,733,265)	—	—	(2,733,265)

Net income after taxes before minority interest	12,583,262	—	(1,167,087)	11,416,175

E-HOUSE (CHINA) HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In U.S. dollar)

2004

Revenues from external customers	31,198,408	—	—	31,198,408
Cost of revenues	(9,843,991)	—	—	(9,843,991)
Selling, general and administrative expenses	(14,298,917)	—	—	(14,298,917)

Income from operations	7,055,500	—	—	7,055,500
Interest expense		—	(443,681)	(443,681)
Interest income	38,430	—		38,430
Income before taxes and minority interest	7,093,930	—	(443,681)	6,650,249
Income tax expense	(1,746,998)	—	—	(1,746,998)

Net income after taxes before minority interest	5,346,932	—	(443,681)	4,903,251

Geographic
      Substantially all of the Group’s revenues from external customers and long-lived assets are located in the PRC.

Service lines
      Details of revenues to external customers from the Group’s various service lines are as follows:

	Years Ended December 31,

	2004	2005	2006

	$	$	$
Primary real estate agency service	29,708,963	34,501,600	45,708,032
Secondary real estate brokerage service	698,790	361,144	3,845,296
Real estate consulting and information service	790,655	3,797,770	6,445,196

Total revenues	31,198,408	38,660,514	55,998,524

Major customers
      Details of the revenues for customers accounting for 10% or more of total net revenues are as follows:

	Year Ended December 31,

	2004	2005	2006

	$	$	$
Customer A	4,872,644	5,860,942	—
Customer B	4,719,377	4,190,025	—

E-HOUSE (CHINA) HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In U.S. dollar)

17.	Related Party Balances and Transactions
      Amounts due from related parties are comprised of the following:

	As of December 31,

	2005	2006

	$	$
Customer and supplier	—	170,623
Shareholders	229,860	—
Other	64,930	747,191

Total amounts due from related parties	294,790	917,814

      Amounts due to related parties are comprised of the following:

	As of December 31,

	2005	2006

	$	$
Customer and supplier	(54,026)	—
Shareholders	(4,770,459)	(12,316)
Directors	—	(253,631)
Other	(1,731,774)	(563)

Total amounts due to related parties	(6,556,259)	(266,510)

(a) Customer and supplier
      Transactions with customers and suppliers who are related parties are as follows:

	Year Ended December 31,

	2004	2005	2006

	$	$	$
Revenue — Shanghai Yueshun Real Estate Development Co., Ltd.	—	—	167,858
Cost of revenues — Shanghai Xuyang Media Co., Ltd.	(947,776)	(1,192,334)	(257,971)
Selling and marketing expenses — Shanghai Xuyang Media Co., Ltd.	(160,210)	(39,367)	(105,322)

	As of December 31,

	2005	2006

	$	$
Accounts receivable — Shanghai Yueshun Real Estate Development Co., Ltd.	—	170,623

Accounts payable — Shanghai Xuyang Media Co., Ltd.	(54,026)	—

      One of the Group’s customers, Shanghai Yueshun Real Estate Development Co., Ltd., is partially owned by Mr. Xin Zhou, the Group’s Chairman. The Group has also engaged Shanghai Xuyang Media Co., Ltd., a company controlled by Mr. Zhou, for certain advertising services related to both ongoing sales projects and the Group’s own promotion and marketing.

E-HOUSE (CHINA) HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In U.S. dollar)

(b) Shareholders

	As of December 31,

	2005	2006

	$	$
Shanghai Jinhongyun Investments Consultancy Ltd.(1)	84,608	—
Shanghai Golden Hill Investments Development Ltd.(1)	145,252	—

Total amount due from shareholders	229,860	—

Shanghai Jinfeng Investment Co., Ltd.(2)	(4,770,459)	—
Shanghai Jinhongyun Investments Consultancy Ltd.(1)	—	(12,316)

Total amount payable to shareholders	(4,770,459)	(12,316)

Note:

(1)	These entities were shareholders of E-House Shanghai for the year ended December 31, 2004 and through April 22, 2005. The amount due from shareholders as of December 31, 2005 represented cash advances to the entities to meet their temporary liquidity needs. The amount payable to shareholder as of December 31, 2006 represents a cash advance to the Group.

(2)	The entity was a shareholder of E-House Shanghai for the period ended December 23, 2004, after which it was no longer a related party to the Group. The amount payable represents a customer deposit paid by the entity on behalf of the Group.
     All the amounts are unsecured, interest free and have no fixed repayment term.

(c) Directors

	As of December 31,

	2005	2006

	$	$
Xin Zhou(1)	—	(110,169)
Xudong Zhu(1)	—	(95,884)
Nanpeng Shen(2)	—	(47,578)

Total amounts payable to directors	—	(253,631)

Note:

(1)	Mr. Zhou is Chairman and Chief Executive Officer of the Group. Mr. Zhu is a director and officer of the Group. The amount payable to Mr. Zhou as of December 31, 2006 represents a loan to the Group. The amount payable to Mr. Zhu as of December 31, 2006 represents a payable of $57,464 by the Group for the purchase of minority interest in a subsidiary held by Mr. Zhu and a loan of $38,419 to the Group.

(2)	Mr. Shen is a director of the Group. The amount payable as of December 31, 2006 represents a loan to the Group.
     All the amounts are unsecured, interest free and have no fixed repayment term.

E-HOUSE (CHINA) HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In U.S. dollar)

(d) Affiliates

	As of December 31,

	2005	2006

	$	$
Turbo Chance Co., Ltd.(1)	64,930	740,954
E-House Property Investment 1 (China) Limited(2)	—	6,237

Total amounts due from other related parties	64,930	747,191

E-House International Estate Agency Ltd.(3)	(90,340)	—
Golden Hill Investments Development (Hong Kong). Ltd.(4)	(1,558,333)	—
Shanghai E-House (HK) Limited(5)	(83,101)	(563)

Total amounts payable to other related parties	(1,731,774)	(563)

Note:

(1)	Entity is controlled by Xin Zhou. The balance as of December 31, 2005 and $33,966 of the balance as of December 31, 2006 represent a cash advance to the entity to meet its temporary liquidity needs. The remaining balance as of December 31, 2006 of $706,987 represents a prepaid acquisition cost in connection with a pending acquisition with a third party of a secondary real estate brokerage company in Hangzhou, for which the entity is acting as an intermediary. The amount will be applied towards the acquisition cost which is expected to occur in 2007.

(2)	Entity is partially owned by Xin Zhou and Nanpeng Shen, directors of the Company. The amount due from the entity as of December 31, 2006 represents cash advances to the entity to meet its temporary liquidity needs.

(3)	Entity was controlled by Xin Zhou for the years ended December 31, 2004 and 2005, and was acquired by the Group on June 30, 2006 (see other related party transaction for further discussion). The amount payable as of December 31, 2005 results from cash advances received from the entity to cover the Company’s overseas expenses.

(4)	Entity is controlled by Xin Zhou. The amount payable represents a loan from the entity.

(5)	Entity is controlled by Xin Zhou. The amount payable represents expenses paid by the entity on behalf of the Company.
     All the amounts are unsecured, interest free and have no fixed repayment term.

Other related party transactions:
      During the years ended December 31, 2004, 2005 and 2006, the Group had short-term borrowings with outstanding balances of $9,665,920, $9,913,040 and $10,244,960, respectively. These loans were guaranteed by Shanghai Jinyue Investment & Development Co., Ltd., a company controlled by the Group’s chairman, Mr. Xin Zhou. The Group incurred no cost for obtaining such guarantees.
      On June 30, 2006, the Group acquired a 100% interest in E-House International Estate Agency Limited, a Hong Kong registered company controlled by the Company’s chairman, Mr. Xin Zhou, for $1,389,504. The $423,940 excess of the purchase price over carrying amount of net assets acquired was recorded as compensation expense.
      On January 1, 2006, the Group acquired additional minority interests in a number of PRC subsidiaries from Shanghai Jinhongyun Investments Consultancy Ltd., an entity controlled by Mr. Xin Zhou and management, for a total cost of $1,249,341. The amount of the total purchase price cost in excess of the combined carrying amount of the minority interests was $356,626, which was recorded as compensation expense in the Group’s consolidated statements of operations.
      In connection with the Group’s purchase of certain properties in 2004, certain employees of the Group entered into agreements with a developer on behalf of the Group to purchase the residential properties. The total amount of the purchase was $8,002,643. The employees also obtained $5,090,436 in mortgage

E-HOUSE (CHINA) HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In U.S. dollar)
loans to finance the purchase. The Group then entered into separate trust agreements with these employees, wherein the Group assumed effective control and all associated risks and rewards of property ownership as well as the associated mortgage loans. The remaining balance of the mortgage loans as of December 31, 2005 and 2006 was $1,504,552 and $1,122,848, respectively. See Note 4.

18.	Commitments and Contingencies

a) Operating lease commitments
      The Group has operating lease agreements principally for its office properties in the PRC. Such leases have remaining terms ranging from six to 60 months and are renewable upon negotiation. Rental expense was $762,312, $1,294,753 and $2,506,809 for the years ended December 31, 2004, 2005 and 2006, respectively.
      Future minimum lease payments under non-cancelable operating lease agreements at December 31, 2006 were as follows:

Year ending December 31
$
2007	2,738,275
2008	1,935,888
2009	1,240,572
2010	618,223
2011	218,659

Total	6,751,617

b) Contingencies
      The Group is subject to claims and legal proceedings that arise in the ordinary course of its business. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be decided unfavorably to the Group. The Group does not believe that any of these matters will have a material adverse affect on its business, assets or operations.

19.	Subsequent Events
      On March 9, 2007, the Company granted options for the purchase of 300,000 shares to certain independent director appointees and certain management employees. The options entitle the option holders to acquire ordinary shares of the Company at an exercise price of US$5.50 per share. The options expire ten years from the date of grant, with one-third of the options vesting on each of the following three grant date anniversaries.
      On April 19, 2007, Turbo Chance Co., Inc. repaid the $33,966 outstanding amount due to the Group. E-House Property Investment 1 (China) Limited repaid the $6,237 outstanding amount due to the Group.

SCHEDULE 1
E-HOUSE (CHINA) HOLDINGS LIMITED
BALANCE SHEETS
(In U.S. dollar except for share data)

	December 31,

	2005	2006

	$	$
ASSETS
Current assets:
Cash and cash equivalents	11,951	547,699
Accounts receivable, net of allowance for doubtful accounts of $0 and $0 on December 31, 2005 and 2006, respectively	—	1,910,792
Amounts due from subsidiaries	—	486,948
Amounts due from related parties	—	737,696
Other current assets	202,011	17,591

Total current assets	213,962	3,700,726
Investment in subsidiaries	9,787,724	48,827,382
Property and equipment, net	69,846	56,956

TOTAL ASSETS	10,071,532	52,585,064

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	256	20,896
Other current liabilities	52,204	300,000
Dividend payable	12,391,300
Amounts due to subsidiaries	461,409
Amounts due to related parties	302,109	—

Total current liabilities	13,207,278	320,896
Mezzanine equity
Series A redeemable and convertible preferred shares ($0.001 par value): 0 and 22,727,272 authorized; 0 and 22,727,272 shares issued and outstanding as of December 31, 2005 and 2006, respectively (liquidation value $25,000,000)	—	24,828,412
Stockholders’ equity
Ordinary share ($0.001 par value): 50,000,000 and 57,272,728 shares authorized; 50,000,000 and 50,000,000 shares issued and outstanding, as of December 31, 2005 and 2006, respectively	50,000	50,000
Additional paid-in capital	—	12,358,106
Retained earnings (accumulated deficit)	(3,133,481)	14,973,484
Accumulated other comprehensive income (loss)	(2,265)	54,166
Subscription receivable	(50,000)	—

Total stockholders’ equity	(3,135,746)	27,435,756

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	10,071,532	52,585,064

E-HOUSE (CHINA) HOLDINGS LIMITED
STATEMENTS OF OPERATIONS
(In U.S. dollar)

	Period from
	August 27 to	Years Ended
	December 31,	December 31,

	2004	2005	2006

	$	$	$
Total revenues	—	—	1,919,703
Cost of revenues	—	—	—
Selling, general and administrative expenses	(1,287)	(528,588)	(1,149,697)

Income (loss) from operations	(1,287)	(528,588)	770,006
Equity in earnings of subsidiaries	—	9,787,624	17,226,093
Interest income	—	70	110,866

Income (loss) before income taxes	(1,287)	9,259,106	18,106,965
Income tax expense	—	—	—

Net (loss) income	(1,287)	9,259,106	18,106,965

E-HOUSE (CHINA) HOLDINGS LIMITED
STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
(In U.S. dollar)

					Accumulated
					Other
			Additional		Comprehensive		Total	Total
	Common		Paid-in	Retained	Income	Subscription	Shareholders	Comprehensive
	Shares		Capital	Earnings	(Loss)	Receivable	Equity	Income

	Number	$	$	$	$	$	$	$
Balance at August 27, 2004	—	—	—	—	8	—	8	—
Contributed capital	50,000,000	50,000	—	—	—	(50,000)	—	—
Net income	—	—	—	(1,287)	—	—	(1,287)	(1,287)
Foreign currency translation adjustments	—	—	—	—	(6)	—	(6)	(6)

Balance at December 31, 2004	50,000,000	50,000	—	(1,287)	2	(50,000)	(1,285)	(1,293)
Net income	—	—	—	9,259,106	—	—	9,259,106	9,259,106
Dividend contributed as capitals	—	—	—	(12,391,300)	—	—	(12,391,300)	—
Foreign currency translation adjustments	—	—	—	—	(2,267)	—	(2,267)	(2,267)

Balance at December 31, 2005	50,000,000	50,000	—	(3,133,481)	(2,265)	(50,000)	(3,135,746)	9,256,839

Dividend declared upon reorganization returned as contributed capital	—	—	12,341,300	—	—		12,341,300	—
Payment of subscription receivable						50,000	50,000
Net income	—	—	—	18,106,965	—	—	18,106,965	18,106,965
Share-based compensation	—	—	16,806	—	—	—	16,806
Foreign currency translation adjustments	—	—	—	—	56,431	—	56,431	56,431

Balance at December 31, 2006	50,000,000	50,000	12,358,106	14,973,484	54,166	—	27,435,756	18,163,396

E-HOUSE (CHINA) HOLDINGS LIMITED
STATEMENTS OF CASH FLOWS
(In U.S. dollar)

	Period from
	August 27 to	Years Ended December 31,
	December 31,
	2004	2005	2006

	$	$	$
Operating activities:
Net income	(1,287)	9,259,106	18,106,965
Adjustments to reconcile net income to net cash provided by (used in) operating activities:	—	—	—
Depreciation and amortization	—	27,260	36,011
Equity in earnings of subsidiaries	—	(9,787,624)	(17,226,093)
Share-based compensation	—	—	16,806
Changes in operating assets and liabilities:	—	—	—
Accounts receivable	—	—	(1,910,792)
Other current assets	—	(200,061)	184,420
Amounts due from subsidiaries			(37,364)
Amounts due from related parties	—		(25,756)
Accounts payable	—	256	20,640
Other current liabilities	1,287	50,919	247,796
Amounts due to subsidiaries	—	461,409	(461,409)

Net cash provided (used in) by operating activities	—	(188,735)	(1,048,776)
Investing activities:
Purchases of property and equipment	—	(101,323)	(23,769)
Purchases of subsidiaries	—	(100)	(21,756,472)
Purchases of subsidiaries upon reorganization	—	—	(12,391,300)
Advance to subsidiaries	—	—	(449,584)
Repayment of loans from related parties	—	—	(711,940)

Net cash used in investing activities	—	(101,423)	(35,333,065)
Financing activities:
Net proceeds from shareholders, upon reorganization	—	—	12,341,300
Proceeds from payment of subscription receivable	—	—	50,000
Proceeds from issuance of preferred shares (net of issuance costs of $171,588)	—	—	24,828,412
Repayment of loans to related parties	—	302,109	(302,109)

Net cash provided by financing activities	—	302,109	36,917,603
Effect of exchange rate changes	—	—	(14)
Net increase in cash and cash equivalents	—	11,951	535,748
Cash and cash equivalents at the beginning of the year	—	—	11,951

Cash and cash equivalents at the end of the year	—	11,951	547,699

E-HOUSE (CHINA) HOLDINGS LIMITED
NOTES TO SCHEDULE 1

1)	Schedule 1 has been provided pursuant to the requirements of Rule 12-04(a) and 4-08(e)(3) of Regulation S-X, which require condensed financial information as to financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of consolidated and unconsolidated subsidiaries together exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. As of December 31, 2006, approximately $23,933,741 is not available for distribution, and as such, the condensed financial information of the Company has been presented for the period from August 27, 2004 (the date of incorporation) to December 31, 2006. No condensed financial information has been presented for additional periods as the Company did not legally exist until August 27, 2004 and the historic consolidated financial statements presented represent those of the Group as if the Company had been incorporated as of the earliest period presented.

E-HOUSE (CHINA) HOLDINGS LIMITED
UNAUDITED CONSOLIDATED BALANCE SHEET
(In U.S. dollar except for share data)

March 31, 2007

$
ASSETS
Current assets:
Cash and cash equivalents	23,077,990
Customer deposits	7,151,395
Unbilled accounts receivable	32,159,547
Accounts receivable, net of allowance for doubtful accounts of $47,832 at March 31, 2007	10,328,012
Properties held for sale	2,880,185
Prepaid expenses and other current assets	5,429,102
Amounts due from related parties	984,823

Total current assets	82,011,054
Property, plant and equipment, net	4,336,092
Intangible assets, net	3,639,917
Goodwill	2,248,755
Other non-current assets	5,061,799

TOTAL ASSETS	97,297,617

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	11,244,615
Accounts payable	998,767
Accrued payroll and welfare expenses	4,668,448
Income tax payable	7,553,650
Other tax payable	1,980,153
Amounts due to related parties	1,392,737
Other current liabilities	3,953,206

Total current liabilities	31,791,576
Deferred tax liabilities	1,139,808
Other non-current liabilities	200,000

Total liabilities	33,131,384

Commitments and contingencies (Note 17)
Minority interest	2,208,225
Mezzanine equity:
Series A redeemable convertible preferred shares ($0.001 par value): 22,727,272 authorized, 22,727,272 shares issued and outstanding as of March 31, 2007 (liquidation value $25,000,000)	24,828,412
Shareholders’ equity:
Ordinary share ($0.001 par value): 57,272,728 shares authorized, 50,000,000 shares issued and outstanding as of March 31, 2007	50,000
Additional paid-in capital	18,472,482
Retained earnings	17,181,531
Accumulated other comprehensive income	1,425,583
Total shareholders’ equity	37,129,596

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	97,297,617

The accompanying notes are an integral part of these consolidated financial statements.

E-HOUSE (CHINA) HOLDINGS LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
(In U.S. dollar except for share data)

	Three Months Ended March 31,

	2006	2007

	$	$
Total revenues	3,964,911	16,042,262
Cost of revenues	(1,296,997)	(2,360,990)
Selling, general and administrative expenses	(4,395,197)	(7,798,750)

Income (loss) from operations	(1,727,283)	5,882,522
Other income (expense):
Interest expense	(152,620)	(153,373)
Interest income	10,789	63,978
Other income	140,182	—

Income (loss) before taxes and minority interest	(1,728,932)	5,793,127
Income tax benefit (expense)	410,663	(1,534,778)
Minority interest	(25,585)	144,052

Net income (loss)	(1,343,854)	4,402,401

Earnings (loss) per share:
Basic	$(0.03)	$0.06
Diluted	$(0.03)	$0.06
Shares used in computation:
Basic	50,000,000	50,000,000
Diluted	50,000,000	72,771,502
The accompanying notes are an integral part of these consolidated financial statements.

E-HOUSE (CHINA) HOLDINGS LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
AND COMPREHENSIVE INCOME
(In U.S. dollar)

					Accumulated
			Additional		Other	Total	Total
			Paid-in	Retained	Comprehensive	Shareholders	Comprehensive
	Ordinary Shares		Capital	Earnings	Income	Equity	Income

	Number	$	$	$	$	$	$
Balance at December 31, 2006	50,000,000	50,000	18,399,306	12,979,130	941,755	32,370,191
Adoption of FIN 48	—	—	—	(200,000)	—	(200,000)	—
Net income	—	—	—	4,402,401	—	4,402,401	4,402,401
Share-based compensation	—	—	73,176		—	73,176	—
Foreign currency translation adjustments	—	—	—	—	483,828	483,828	483,828

Balance at March 31, 2007	50,000,000	50,000	18,472,482	17,181,531	1,425,583	37,129,596	4,886,229

The accompanying notes are an integral part of these consolidated financial statements.

E-HOUSE (CHINA) HOLDINGS LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In U.S. dollar)

	Three Months Ended
	March 31,

	2006	2007

	$	$
Operating activities:
Net income (loss)	(1,343,854)	4,402,401
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	290,643	378,859
Minority interest	25,585	(144,052)
Others	(139,276)	274,974
Changes in operating assets and liabilities:
Customer deposits	(1,919,626)	(1,927,912)
Accounts receivable	4,603,959	(3,680,822)
Amounts due from related parties	—	(74,544)
Prepaid expenses and other current assets	539,721	(2,861,409)
Accounts payable	(197,284)	(259,857)
Accrued payroll and welfare expenses	(565,017)	570,621
Income tax payable	(1,808,877)	537,085
Other tax payable	(1,100,645)	(582,705)
Amounts due to related parties	1,945	(95,884)
Other current liabilities	2,456,934	1,772,751
Deferred tax assets	(410,663)	34,854

Net cash provided by (used in) operating activities	433,545	(1,655,640)

Investing activities:
Purchases of property, plant and equipment	(363,247)	(780,691)
Purchase of subsidiaries, net of cash acquired	(121,696)	—
Purchase of minority interests of subsidiaries	(72,995)	—
Purchase of subsidiary upon reorganization	(6,195,650)	—
Proceeds from disposal of property, plant and equipment	—	8,776
Loans to related parties	(876,486)	—
Repayment of loans from related parties	220,905	7,536

Net cash used in investing activities	(7,409,169)	(764,379)

Financing activities:
Repayment of short-term borrowings	—	(231,622)
Dividend paid	(3,199,184)	—
Dividend declared upon reorganization returned as contributed capital	6,145,650	—
Proceeds from payment of subscription receivable	50,000	—
Loans from related parties	1,241,674	1,264,698
Repayment of loans to related parties	(6,502,233)	(42,587)

Net cash provided by (used in) financing activities	(2,264,093)	990,489

Effect of exchange rate changes	77,267	201,515

Net decrease in cash and cash equivalents	(9,162,450)	(1,228,015)
Cash and cash equivalents at the beginning of the period	12,712,493	24,306,005

Cash and cash equivalents at the end of the period	3,550,043	23,077,990

Supplemental disclosure of cash flow information:
Interest paid	152,620	153,373
Income taxes paid	1,808,877	983,775
Non-cash investing and financing activities:
Acquisition of minority interests:
Accounts payable	111,941	—
The accompanying notes are an integral part of these consolidated financial statements.

E-HOUSE (CHINA) HOLDINGS LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THREE MONTHS ENDED MARCH 31, 2006 AND 2007
(In U.S. dollar)

1.	Organization and Principal Activities
      E-House (China) Holdings Limited (the “Company” or “E-House”) was incorporated on August 27, 2004 in the Cayman Islands as an exempted company with limited liability under the Companies Law of the Cayman Islands. The Company, through its subsidiaries, is principally engaged in providing real estate agency and brokerage services in the primary and secondary markets and real estate consulting and information services in the People’s Republic of China (“PRC”). The Company and its subsidiaries are collectively referred to as the “Group”.
      The Group commenced operations in 2000 through an operating subsidiary, Shanghai Real Estate Consultancy and Sales (Group) Co., Limited (“E-House Shanghai”), a company established in the PRC, and its subsidiaries and affiliates.
      On March 15, 2005, the Company acquired E-House Real Estate Ltd. (“E-House BVI”), which is a holding company incorporated in British Virgin Islands. Prior to this restructuring transaction, E-House BVI and the Company had both been shell companies. As part of a restructuring process, on April 22, 2005, all owners of E-house Shanghai (“the Ultimate Owners”) sold 100% of their equity interests in E-House Shanghai to E-House BVI for RMB100,000,000 ($12,391,300). At the time of its incorporation, the Company was owned by the Ultimate Owners in the same proportion as their ownership interests in E-House Shanghai. Through several installments in 2006, the Ultimate Owners contributed funds to the Company and E-House BVI, either directly or through their affiliates on their behalf, for the total consideration for the acquisition of E-House Shanghai. The restructuring process has been accounted for as a recapitalization as the Company, E-House BVI and E-House Shanghai were under common control. All share and per share data have been restated to give retroactive effect of this restructuring and the share capital represents the capital amount of the Company as if the restructuring has been completed as of the earliest period presented.
      The following table lists major subsidiaries of the Company as of March 31, 2007:

	Date of	Place of	Percentage of
Subsidiary	incorporation	incorporation	ownership

Shanghai Real Estate Consultant & Sales (Group) Co., Ltd	August 15, 2000	PRC	100%
E-House Real Estate Ltd	January 4, 2005	BVI	100%
CRIC (Shanghai) Information Technology Co., Ltd	July 3, 2006	PRC	100%
Shanghai City Rehouse Agent Consultants Co., Ltd	May 17, 2002	PRC	85%
E-House International Estate Agency Limited	March 25, 2003	Hong Kong	100%
      In addition to the above, E-House Shanghai has a number of wholly owned and non-wholly owned subsidiaries in the PRC.

2.	Summary of Principal Accounting Policies

(a)	Basis of presentation
      The financial information with respect to the three-month periods ended March 31, 2006 and 2007 is unaudited and has been prepared on the same basis as the audited financial statements. In the opinion of the management, such unaudited financial information contains all adjustments, consisting of normal and

E-HOUSE (CHINA) HOLDINGS LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THREE MONTHS ENDED MARCH 31, 2006 AND 2007
(In U.S. dollar)
recurring adjustments, necessary for a fair presentation on the results of such periods. The results of operations for the three-month periods ended March 31, 2006 and 2007 are not necessarily indicative of results to be expected for the full year.
      These consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

(b)	Basis of consolidation
      The consolidated financial statements include the financial statements of E-House and its majority owned subsidiaries. All significant inter-company transactions and balances have been eliminated on consolidation.

(c)	Use of estimates
      The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from such estimates. Significant accounting estimates reflected in the Group’s financial statements include valuation of long-lived assets, indefinite-lived intangible assets and goodwill assumptions related to share-based compensation arrangements, and the valuation allowance on deferred tax assets.

(d)	Business combinations
      Business combinations are recorded using the purchase method of accounting and, accordingly, the acquired assets and liabilities are recorded at their fair market value at the date of acquisition. Any excess of acquisition cost over the fair value of the acquired assets and liabilities, including identifiable intangible assets, is recorded as goodwill.

(e)	Cash and cash equivalents
      Cash and cash equivalents consist of cash on hand and demand deposits, which are unrestricted as to withdrawal and use, and which have maturities of three months or less when purchased.

(f)	Customer deposits
      The Group provides sales agency service for primary real estate development projects, some of which require the Group to pay an upfront refundable deposit as demonstration of the Group’s financial strength and commitment to providing high quality service. These deposits are repaid to the Group either at the end of the contractual sales period or upon the Group achieving a stated sales target. Certain of our contracts provide that if the group breaches the contract, any corresponding penalties may be deducted from the deposit. Customer deposits are recorded as either current or non-current assets based on the Group’s estimate of the date of refund. The Group regularly reviews the recoverability of these deposits.

E-HOUSE (CHINA) HOLDINGS LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THREE MONTHS ENDED MARCH 31, 2006 AND 2007
(In U.S. dollar)

(g)	Unbilled accounts receivable
      Unbilled accounts receivable represents amounts recognised in revenue prior to billing customers.

(h)	Properties held for sale
      Properties held for sale are stated at the lower of cost or net realizable value. Cost comprises the cost of purchase and, where applicable, direct costs associated with the purchase. The Group evaluates its properties held for sale for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The Group has determined that there was no impairment of properties held for sale for the periods reported.

(i)	Investments
      In accordance with the provisions of FASB Interpretation No. 46 (Revised), “Consolidation of Variable Interest Entities” (“FIN 46R”), the Group evaluates each of its investments in private companies to determine whether or not the investee is a variable interest entity (“VIE”) and, if so, whether the Group is the primary beneficiary of such VIE. If deemed the primary beneficiary, the Group consolidates the VIE.
      To date the Group has not been deemed to be the primary beneficiary in conjunction with its investments. As such, the Group has accounted for its investments at cost as it does not exert significant influence over the investee. The Group generally considers an ownership interest of 20% or higher to represent significant influence. An impairment loss is recorded when there has been a loss in value of the investment that is other-than-temporary. The Group has not recorded any impairment losses in any of the periods reported.

(j)	Property, plant and equipment, net
      Property, plant and equipment are recorded at costs less accumulated depreciation. Depreciation is computed on a straight-line basis over the following estimated useful lives:

Leasehold improvements	Over the shorter of the lease term or their estimated useful lives
Building	30 years
Furniture, fixtures and equipment	5 years
Motor vehicles	5 years
      Gains and losses from the disposal of property, plant and equipment are included in income from operations.

(k)	Intangible assets, net
      Acquired intangible assets, net, mainly consist of customer contracts and trademark and are valued at cost. Customer contracts are amortized based on the timing of the revenue expected to be derived from the respective customer. Trademarks have indefinite lives and are not amortized.

(l)	Impairment of long-lived assets
      The Group evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When these events occur, the Group

E-HOUSE (CHINA) HOLDINGS LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THREE MONTHS ENDED MARCH 31, 2006 AND 2007
(In U.S. dollar)
measures impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss equal to the excess of the carrying amount over the fair value of the assets.

(m)	Impairment of goodwill and indefinite lived intangible assets
      SFAS No. 142 requires the Group to complete a two-step goodwill impairment test. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill and indefinite lived intangible assets. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill and indefinite lived intangible assets to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.
      Intangible assets with an indefinite life are tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test consists of a comparison of the fair value of the intangible asset to its carrying amount. If the carrying amount exceeds the fair value, an impairment loss is recognized equal in amount to that excess.
      Management performs its annual goodwill impairment test on January 1. No goodwill or indefinite lived intangible assets have been impaired during any of the periods reported.

(n)	Income taxes
      Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net operating loss carry forwards and credits by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities.
      Effective January 1, 2007, the Group adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 (“FIN 48”), which clarifies the accounting and disclosure for uncertainty in tax positions, as defined in that statement. See footnote 11 for additional information including the impact of adopting FIN 48 on the Group’s consolidated financial statements.

(o)	Share-based compensation
      The Group accounts for share-based compensation in accordance with Statement of Financial Accounting Standard (“SFAS”) No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”). Accordingly, share-based compensation cost is measured at grant date, based on the fair value of the

E-HOUSE (CHINA) HOLDINGS LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THREE MONTHS ENDED MARCH 31, 2006 AND 2007
(In U.S. dollar)
award, and recognized as an expense over the requisite service period. As required by SFAS 123R, management has made an estimate of expected forfeitures and is recognizing compensation cost only for those equity awards expected to vest.

(p)	Revenue recognition
      The Group recognizes revenues when there is persuasive evidence of an arrangement, delivery has occurred, the sales price is fixed or determinable and collectibility is reasonably assured. Revenues are recorded, net of sales related taxes.
      The Group provides marketing and sales agency service to primary real estate developers. The Group recognizes the commission revenue when a successful sale of property has occurred and upon completing the services required to execute a successful sale without further contingency. A successful sale is defined in each agency contract and is usually achieved after the property buyer has executed the purchase contract, made the required down payment, and the purchase contract has been registered with the relevant government authorities. The Group may also be entitled to earn additional revenue on the agency services if certain sales and other performance targets are achieved, such as average sale price over a pre- determined period. These additional agency service revenues are recognized when the Group has accomplished the required targets.
      The Group provides brokerage service for secondary real estate sale and rental transactions. For secondary real estate brokerage service, the Group recognizes revenue upon execution of a transaction agreement between the buyer/lessee and the seller/lessor for which the Group acts as the broker.
      The Group provides real estate consulting services to customers in relation to land acquisition and property development. Generally the Group will agree to a fixed fee arrangement conditional upon the delivery of a final product (such as closing a land acquisition transaction or providing a market study report). The contractual period is usually between one and six months. The Group recognizes revenue on consulting services when it has completed its performance obligations under the service contract, the customer accepts the contract deliverable and the payment terms are no longer contingent.
      The Group also sells subscriptions to its proprietary China Real Estate Information Circle (“CRIC”) system for which revenues are recognized ratably over the subscription period, which is usually six to twelve months.
      Deferred revenues are recognized when payments are received in advance of revenue recognition.

(q)	Cost of revenue
      Cost of revenue includes costs directly related to providing our services, which include costs incurred for marketing and sale of primary real estate projects for which the Group acts as the agent. These costs are expensed in the periods incurred.

(r)	Advertising expenses
      Advertising expenses are charged to the statement of operations in the period incurred. The Group incurred advertising expenses amounting to $ 134,119 and $ 156,254 for three months ended March 31, 2006 and 2007, respectively.

E-HOUSE (CHINA) HOLDINGS LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THREE MONTHS ENDED MARCH 31, 2006 AND 2007
(In U.S. dollar)

(s)	Foreign currency translation
      The functional currency of the Company is the United States dollar (“U.S. dollar”) and is used as the reporting currency of the Company. Monetary assets and liabilities denominated in currencies other than the U.S. dollar are translated into U.S. dollar at the rates of exchange ruling at the balance sheet date. Equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as foreign currency translation adjustment and are shown as a separate component of other comprehensive income in the consolidated statement of shareholders’ equity.
      The financial records of certain of the Company’s subsidiaries are maintained in local currencies other than the U.S. dollar, such as Renminbi (“RMB”) and Hong Kong dollar (“HKD”), which are their functional currencies. Transactions in other currencies are recorded at the rates of exchange prevailing when the transactions occur.
      Transaction gains and losses are recognized in the consolidated statements of operations as selling, general and administrative expenses. The aggregated amount of exchange gain is $nil and $17,077 for three months ended March 31, 2006 and 2007, respectively.

(t)	Government subsidies
      Government subsidies include cash subsidies received by the Group’s subsidiaries in the PRC from local government. These subsidies are generally provided as incentives for investing in certain local districts. There is no assurance that the Group will receive similar or any subsidies in the future. Cash subsidies were $7,435 and nil for three months ended March 31, 2006 and 2007, respectively, and are included in selling, general and administrative expenses in the consolidated statement of operations. Cash subsidies are recognized when received and when all the conditions for their receipt have been satisfied.

(u)	Concentration of credit risk
      Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Group places its cash and cash equivalents with reputable financial institutions.
      The Group regularly reviews the creditworthiness of its customers, but generally does not require collateral or other security from its customers. The Group establishes an allowance for doubtful accounts primarily based upon factors surrounding the credit risk of specific customers.

(v)	Earnings per Share
      Basic earnings per share is computed by dividing income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period. For three months ended March 31 2007, the Group has determined that its Series A convertible redeemable preferred shares are participating securities as the preferred shares participates in undistributed earnings on the same basis as the ordinary shares. Accordingly, the Group has used the two-class method of computing income per share. Under this method, net income applicable to holders of ordinary shares is allocated on a pro rata basis to the ordinary and preferred shares to the extent that each class may share in undistributed income for the period.
      Diluted income per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. For the three months

E-HOUSE (CHINA) HOLDINGS LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THREE MONTHS ENDED MARCH 31, 2006 AND 2007
(In U.S. dollar)
ended March 31, 2007, in calculating the diluted income per share, the application of the two-class method and the if-converted method was equally dilutive. For the three months ended March 31, 2006, Series A convertible redeemable preferred shares are excluded from the calculation of the diluted income per share as its effect would be anti-dilutive in the loss period. The 436,364 shares option granted on November 28, 2006 are dilutive and have been included in the calculation of the diluted income per share using treasury stock method for the three months ended March 31, 2007 while the 300,000 share options granted on March 9, 2007 are anti-dilutive and have been excluded from the calculation of the diluted income per share for the three months then ended.
      The following table sets forth the computation of basic and diluted income per share for the periods indicated:

	Three Months Ended March 31,

	2006	2007

Net income (loss) attributable to ordinary shareholders — basic	$(1,343,854)	$3,026,651
Amount allocated to Series A Shares for participating rights to dividends	—	$1,375,750

Net income attributable to ordinary shareholders — diluted	$(1,343,854)	$4,402,401

Ordinary shares outstanding	50,000,000	50,000,000
Incremental shares related to options	—	44,230
Weighted average Series A preferred shares outstanding	—	22,727,272

Weighted average number of ordinary shares outstanding — diluted	50,000,000	72,771,502

Basic earnings (loss) per share	$(0.03)	$0.06

Diluted earnings (loss) per share	$(0.03)	$0.06

(w)	Recently issued accounting pronouncements
      In February 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 159, Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”). SFAS 159 permits companies to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS 159 is effective for us on January 1, 2008, although earlier adoption is permitted. Management is currently evaluating whether to elect the fair value option, as permitted under SFAS 159.

3.	Properties Held for Sale
      In May 2004, the Group was party to a primary real estate agency contract and, at the conclusion of the contract, elected to acquire 22 residential properties for a total cost of $8,002,643 and received 13 commercial properties for no additional cost. The purchase price was paid in advance in May 2004 and legal ownership of the properties was received in April 2005. The Group has allocated the purchase price to the respective residential and commercial properties based on their relative fair values.
      The agreements to purchase the residential properties were entered into by certain employees of the Group, who obtained mortgage loans to finance the purchase. The Group then entered into separate trust agreements with these employees, wherein the Group assumed effective control and all associated risks and rewards of property ownership as well as the associated mortgage loans.

E-HOUSE (CHINA) HOLDINGS LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THREE MONTHS ENDED MARCH 31, 2006 AND 2007
(In U.S. dollar)
      The properties have been classified as held for sale since acquisition as the Group has had the ability and intent to sell the properties and has been actively marketing them for that purpose. As of March 31, 2007, the Group holds eight residential and six commercial properties with a total carrying value of $2,880,185.

4.	Property, Plant and Equipment, Net
      Property, plant and equipment, net consist of the following:

As of March 31, 2007

$
Leasehold improvements	2,169,007
Buildings	994,021
Furniture, fixtures and equipment	2,369,105
Motor vehicles	1,670,583

Total	7,202,716
Less: Accumulated depreciation	(2,866,624)

Property, plant and equipment, net	4,336,092

      The Group’s depreciation expenses were $213,257 and $233,227 for three months ended March 31, 2006 and 2007, respectively.

5.	Intangible Assets, Net

As of March 31, 2007

$
Intangible assets not subject to amortization are comprised of the following:
Trademark	693,794

As of March 31, 2007

$
Intangible assets subject to amortization are comprised of the following:
Customer contracts	4,583,917
Computer software licenses	340,122

4,924,039

Less: Accumulated amortization
Customer contracts	(1,764,348)
Computer software licenses	(213,568)

(1,977,916)

Total intangible assets, net	2,946,123

      The Group recorded amortization expense of $77,386 and $145,632 for three months ended March 31, 2006 and 2007, respectively. The Group expects to record amortization expense of $478,059, $1,064,999, $710,537, $407,695 and $7,862 for years ending December 31, 2007, 2008, 2009, 2010 and 2011, respectively.

E-HOUSE (CHINA) HOLDINGS LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THREE MONTHS ENDED MARCH 31, 2006 AND 2007
(In U.S. dollar)

6.	Goodwill

2007

$
Balance as of January 1,	2,227,293

Exchange rate translation	21,462

Balance as of March 31,	2,248,755

      All goodwill amounts relate to the primary real estate agency and consulting service segment.

7.	Short-Term Borrowing
      Short-term borrowings include short-term bank loans borrowed from PRC commercial banks and are guaranteed by Shanghai Jinyue Investment & Development Co., Ltd., a company controlled by the Company’s chairman, Mr. Xin Zhou. The loans carried effective interest rates of 6.138% and 5.958% for three months ended March 31, 2006 and 2007, respectively. Principal balance outstanding as of March 31, 2007 was $10,343,680.
      Short-term borrowings also include mortgage loans taken on properties held for sale, which were long-term loans but classified as short-term borrowings given the Group’s intention to sell the properties. The loans carried effective interest rates of 5.31% and 5.508% for three months ended March 31, 2006 and 2007, respectively. Principal balance outstanding as of March 31, 2007 was $900,935. The properties are held as collateral for these mortgage loans.

8.	Redeemable Convertible Preferred Shares
      On March 28, 2006, the Company issued 22,727,272 Series A redeemable convertible preferred shares (the “Series A Preferred Shares”) for $25,000,000, or US$1.10 per share, to a group of institutional investors and incurred direct and incremental equity issuance costs of $171,588.
      The key terms of the Series A Preferred Shares are as follows:
     Dividends
      Dividends are payable upon declaration by the board of directors and are payable in priority to any declaration or payment of any dividend on the ordinary shares or any other classes of shares. Holders of the Series A Preferred Shares are entitled to receive a non-cumulative, preferential dividends equal to the greater of (i) 8% of the Series A Preferred Shares issue price per fiscal year and (ii) amount of dividends declared pro rata on the ordinary shares, treating each Series A Preferred Share as the greatest whole number of ordinary shares then issuable upon conversion of such Series A Preferred Shares.
     Redemption
      The Series A Preferred Shares are redeemable at any time after the third anniversary of the closing date of the Series A Preferred Share investment (the “Closing Date”) or prior to the third anniversary of the Closing Date if the Company declines to proceed with a qualified initial public offering or QIPO without reasonable cause or if Mr. Xin Zhou ceases to be the Company’s chairman and chief executive officer. The redemption price is 140% of the subscription price plus any declared, accrued but unpaid dividends thereon (collectively, the “Maximum Redemption Price”) if the redemption date is on or after the third anniversary of the Closing Date; or 100% of the subscription price plus interest (calculated at an

E-HOUSE (CHINA) HOLDINGS LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THREE MONTHS ENDED MARCH 31, 2006 AND 2007
(In U.S. dollar)
annual compound rate of 12%), plus any declared, accrued but unpaid dividends if the redemption date is prior to the third anniversary of the Closing Date. If the redemption is caused by the Company’s refusal to proceed with a QIPO, then the redemption price is equal to the higher of: (a) the Maximum Redemption Price; and (b) the greater of ten times of the 2008 net earnings and fifteen times of the 2007 net earnings, multiplied by the ownership percentage of the Series A Preferred Shares, plus all declared, accrued but unpaid dividends.
      As of March 31, 2007 the Company has not accreted the redemption premium associated with the Series A Preferred Shares as the Company believes that the likelihood of a redemption event occurring is remote. This determination is primarily based upon the company’s intent to complete a QIPO within the near future. The redemption value of the Series A Preferred Shares as of March 31, 2007 is $28,000,000.
     Conversion
      The Series A Preferred Shares are convertible into the Company’s ordinary shares at the option of their holders at any time before the completion of a qualified initial public offering. Each Series A Preferred Share is initially convertible into one ordinary share, but the conversion rate may be adjusted such that the number of ordinary shares into which the Series A Preferred Shares may be converted will be reduced if certain financial performance and growth rate targets are achieved by the Group. As of December 31, 2006, the Group has met the 2006 financial performance and growth rate targets. As a result, each Series A Preferred Share will automatically convert into approximately 0.5789 ordinary share if an initial public offering (“IPO”) were to be completed in 2007. However, if an IPO does not occur in 2007, the conversion rate will not be adjusted until 2008 and the conversion ratio will depend on the Group’s financial performance in 2007.
     Voting rights
      Series A shareholders are entitled to vote with holders of other classes of shares on an as-if converted basis.
     Liquidation preference
      In the event of any liquidation event, Series A shareholders are entitled to distribution prior to and in preference of any payments to holders of ordinary share and all other holders of the Company’s share capital. The liquidation preference is calculated as 100% of the Series A Preferred Share original issue price plus all declared but unpaid dividends as of the liquidation date, and was equivalent to $25,000,000 as of March 31, 2007.

9.	Shares Split
      On March 28, 2006, the Company effected a 1:1,000 share split. All share and per share information relating to ordinary shares of the Company has been retroactively adjusted to give effect to the share split.

10.	Other Income

	Three Months Ended
	March 31,

	2006	2007

	$	$
Gain from sale of investment	140,182	—

E-HOUSE (CHINA) HOLDINGS LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THREE MONTHS ENDED MARCH 31, 2006 AND 2007
(In U.S. dollar)

11.	Income Tax
      The provision for income taxes is comprised of the following:

	Three Months Ended
	March 31,

	2006	2007

	$	$
Current Tax
PRC	—	1,520,860
Other	—	—

	—	1,520,860

Deferred Tax
PRC	(410,663)	13,918
Other	—	—

	(410,663)	13,918
Income tax expense	(410,663)	1,534,778

      The Company is incorporated in the Cayman Islands, which is tax-exempt.
      The Company’s subsidiaries operating in the PRC are subject to PRC income tax at the statutory rate of 33% (30% of state income tax plus 3% local income tax) on PRC taxable income with the following exceptions:
      E-House Shanghai is registered in the Pudong New Area of Shanghai, the PRC, and is subject to a 15% preferential income tax rate for the three months ended March 31, 2006 and 2007.
      Several other subsidiaries of E-House Shanghai were registered in the Songjiang district of Shanghai for the three months ended March 31, 2006 and 2007 and had their income tax assessed as 5% of total revenue by the local tax authority.
      Nanjing Jinyue Real Estate Sales Co., Ltd., a subsidiary of E-House Shanghai, had its income tax assessed as 4.95% of total revenue by the local tax authority for the three months ended March 31, 2006 and 2007.
      Fujian Jinyue Real Estate Consulting Service Co. Ltd., a subsidiary of E-House Shanghai, had its income tax assessed as 3.3% of total revenue by the local tax authority for the three months ended March 31, 2006 and 2007.
      The Group’s operation in Hong Kong is subject to a profit tax at the rate of 17.5% on assessable profit determined under relevant Hong Kong tax regulations.
      The Group’s operation in Macau is subject to the complementary tax at a progressive tax rate of 0% to 12% on Macau sourced profits.
      The Company’s subsidiaries incorporated in the BVI are not subject to taxation.
      On March 16, 2007, the National People’s Congress passed a new enterprise income tax law, which will take effect beginning January 1, 2008. The new law applies a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises. The new law provides a five-year transition period from its effective date for those enterprises which were established before the promulgation date of the new tax law and which were entitled to a preferential tax treatment such as a reduced tax rate or a tax

E-HOUSE (CHINA) HOLDINGS LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THREE MONTHS ENDED MARCH 31, 2006 AND 2007
(In U.S. dollar)
holiday. According to the new tax law, entities that qualify as high and new technology companies supported by the PRC government are expected to benefit from a tax rate of 15% as compared to the uniform tax rate of 25%. The Company’s main operating entity, E-House Shanghai, is expected to gradually transition from the current 15% rate to the uniform tax rate of 25% from 2008 to 2012.
      In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 (FIN 48), which clarifies the accounting and disclosure for uncertainty in tax positions, as defined in that statement. FIN 48 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures.
      The Company adopted the provisions of FIN 48 effective January 1, 2007. Based on its FIN 48 analysis documentation, the Company has made its assessment of the level of tax authority for each tax position (including the potential application of interest and penalties) based on the technical merits, and has measured the unrecognized tax benefits associated with the tax positions. The adoption of FIN 48 has reduced the retained earnings as of January 1, 2007, by $200,000, including interest and penalties, with a corresponding increase in the liability for uncertain tax positions. The aforementioned liability is recorded in other non-current liabilities in the consolidated balance sheet. The Company has no material unrecognized tax benefit which would favorably affect the effective income tax rate in future periods. The Company classifies interest and/or penalties related to income tax matters in income tax expense. The amount of interest and penalties as of January 1, 2007 was approximately $96,000, and the additional interest and penalties as of March 31, 2007 was immaterial.
      According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined (but an underpayment of tax liability exceeding RMB100,000 ($12,814) is specifically listed as a special circumstance). In the case of a related party transaction, the statute of limitations is 10 years. There is no statute of limitation in the case of tax evasion. The Group’s major operating entity, E-House Shanghai, is therefore subject to examination by the PRC tax authorities from 2001 through 2006 on non-transfer pricing matters, and from inception through 2006 on transfer pricing matters.

E-HOUSE (CHINA) HOLDINGS LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THREE MONTHS ENDED MARCH 31, 2006 AND 2007
(In U.S. dollar)
      The principal components of the deferred income tax assets/liabilities are as follows:

As of March 31, 2007

$
Deferred tax assets:
Accrued salary expenses	304,873
Bad debt provision	59,139
Start-up costs	110,800
Leasehold improvement	45,578
Fixed Assets	37,072
Net operating loss carryforwards	1,543,672

Gross deferred tax assets	2,101,134
Valuation allowance	(1,543,672)

Net deferred tax assets	557,462

Analysis as:
Current	96,648
Non-current	460,814
Deferred tax liabilities:
Intangible Assets	1,139,808

Total deferred tax liabilities	1,139,808

Analysis as:
Current	—

Non-current	1,139,808

      Reconciliation between the provision for income tax computed by applying the statutory tax rate to income before income taxes and the actual provision for income taxes is as follows:

	Three Months	Three Months
	Ended March 31, 2006	Ended March 31, 2007

PRC income tax rate	33.00%	33.00%
Expenses not deductible for tax purposes	2.13%	1.86%
Investment income under equity method	(1.09%)	(3.68%)
Effect of lower rates in certain domestic locations	(12.11%)	(10.47%)
Effect of different tax rate of subsidiary operating in other jurisdiction	(1.26%)	(3.70%)
Valuation allowance movement	3.08%	9.48%

	23.75%	26.49%

      As of March 31, 2007, the Group had net operating loss carryforwards of $4,962,357, which will expire if not used between 2010 and 2012.

12.	Share-Based Compensation
      During the year ended December 31, 2006, the Company adopted the 2006 Share Incentive Plan (“the Plan”), which allows the Company to offer a variety of share-based incentive awards to employees, officers, directors and individual consultants who render services to the Company. Under the plan, the

E-HOUSE (CHINA) HOLDINGS LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THREE MONTHS ENDED MARCH 31, 2006 AND 2007
(In U.S. dollar)
Company authorized 3,636,364 ordinary shares, or 5% of the total shares outstanding, to grant as options or restricted shares. Options have a ten-year life. Share options granted under the Plan can be settled by the employee either by cash or net settled by shares.
      On March 9, 2007, the Company granted options for the purchase of 300,000 shares to certain independent director appointees and certain management employees. The options entitle the option holders to acquire ordinary shares of the Company at an exercise price of $5.50 per share. The options expire ten years from the date of grant, with one-third of the options vesting on each of the following three grant date anniversaries.
      Management has used the binomial model to estimate the fair value of the options. The fair value of the underlying ordinary shares as of the grant date was determined to be $5.50 per share, which was based on a share sale between an existing investor and a group of independent third parties, which occurred three days before the grant date of the options. The other assumptions used in the binomial model were:

Average risk-free rate of return	4.59%
Weighted average expected option life	10 years
Estimated volatility rate	63%
Dividend yield	0.00%
      The following table summarizes options granted in the three months ended March 31, 2007:

			Fair value of
Grant date	No. of options granted	Exercise price	ordinary shares	Intrinsic value

		$	$	$
March 9, 2007	300,000	$5.50	$5.50	—

      The weighted-average grant-date fair value of options granted during the three months ended March 31, 2007 was $2.64 per share. The Company recorded compensation expense of $73,176 for the three months ended March 31, 2007. There were no options granted during the three months ended March 31, 2006.
      A summary of options activity under the Plan as of March 31, 2007 and changes in the period is presented below:

			Weighted average
	No. of	Weighted average	remaining	Aggregate intrinsic
	options	exercise price	contractual term	value of options

		$		$
Outstanding as of January 1, 2007	436,364	3.30	9.7 years	Nil
Granted	300,000	5.50		Nil
Exercised	—	—
Forfeited	—	—

Outstanding, unvested and expected to vest as of March 31, 2007	736,364	4.20	9.9 years	Nil

      As of March 31, 2007, there was $1,307,195 of total unrecognized compensation cost related to unvested share options granted under the Plan. That cost is expected to be recognized over a weighted-average period of 2.8 years. The total fair value of shares vested during the three months ended March 31, 2007 was $nil.

E-HOUSE (CHINA) HOLDINGS LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THREE MONTHS ENDED MARCH 31, 2006 AND 2007
(In U.S. dollar)

13.	Employee Benefit Plans
      The Company’s PRC subsidiaries are required by law to contribute a certain percentages of applicable salaries for retirement benefit, medical insurance benefits, housing funds, unemployment and other statutory benefits. The PRC government is directly responsible for the payments of such benefits. The Group contributed $61,048 and $83,588 for three months ended March 31, 2006 and 2007, respectively, for such benefits.

14.	Distribution of Profits
      Relevant PRC statutory laws and regulations permit payment of dividends by the Company’s PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reached 50% of its registered capital. Each of our subsidiaries with foreign investment is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund at the discretion of the board. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation of these subsidiaries.
      The amount of the reserve fund for the Group as of March 31, 2007 was $1,110,888.

15.	Segment Information
      The Group’s uses the management approach to determine operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision makers for making decisions, allocating resources and assessing performance. The Group’s chief operating decision maker has been identified as the chief executive officer, who reviews consolidated and segment results when making decisions about allocating resources and assessing performance of the Group.
      The Group has two operating segments: 1) primary real estate agency service and real estate consulting and information service and 2) secondary real estate brokerage service. The Group’s chief operating decision maker reviews net revenue, cost of sales, operating expenses, income from operations and net income for each segment and does not review balance sheet information. For three months ended March 31, 2006, the Group had one operating segment because, although the Group generated revenues from secondary real estate brokerage service, the amount of revenue was insignificant and discrete financial information beyond revenues was not available. The secondary real estate brokerage service segment is made up of acquired businesses in the second quarter of 2006.

E-HOUSE (CHINA) HOLDINGS LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THREE MONTHS ENDED MARCH 31, 2006 AND 2007
(In U.S. dollar)
      The following tables summarize the selected revenue and expense information for each operating segment:
      For the three months ended March 31,

	Primary real
	estate agency and
	real estate	Secondary
	consulting and	real estate
	information	brokerage
2007	service segment	segment	Non-allocated	Total

	$	$	$	$
Revenues from external customers	14,199,750	1,842,512	—	16,042,262
Cost of revenues	(2,360,990)	—	—	(2,360,990)
Selling, general and administrative expenses	(4,651,393)	(2,792,392)	(354,965)	(7,798,750)

Income from operations	7,187,367	(949,880)	(354,965)	5,882,522
Interest expense	—	—	(153,373)	(153,373)
Interest income	63,978	—	—	63,978
Income before taxes and minority interest	7,251,345	(949,880)	(508,338)	5,793,127
Income tax expense	(1,534,778)	—	—	(1,534,778)

Net income after taxes before minority interest	5,716,567	(949,880)	(508,338)	4,258,349

	Primary real
	estate agency and
	real estate	Secondary
	consulting and	real estate
	information	brokerage
2006	service segment	segment	Non-allocated	Total

	$	$	$	$
Revenues from external customers	3,964,911	—	—	3,964,911
Cost of revenues	(1,296,997)	—	—	(1,296,997)
Selling, general and administrative expenses	(3,801,505)	—	(593,692)	(4,395,197)

Loss from operations	(1,133,591)	—	(593,692)	(1,727,283)
Interest expense	—	—	(152,620)	(152,620)
Interest income	10,789	—	—	10,789
Loss before taxes and minority interest	(982,620)	—	(746,312)	(1,728,932)
Income tax expense	410,663	—	—	410,663

Net loss after taxes before minority interest	(571,957)	—	(746,312)	(1,318,269)

     Geographic
      Substantially all of the Group’s revenues from external customers and long-lived assets are located in the PRC.

E-HOUSE (CHINA) HOLDINGS LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THREE MONTHS ENDED MARCH 31, 2006 AND 2007
(In U.S. dollar)
     Service lines
      Details of revenues to external customers from the Group’s various service lines are as follows:

	Three Months Ended
	March 31,

	2006	2007

	$	$
Primary real estate agency service	3,076,376	12,741,997
Secondary real estate brokerage service	367,073	1,842,512
Real estate consulting and information service	521,462	1,457,753

Total revenues	3,964,911	16,042,262

     Major customers
      Details of the revenues for customers accounting for 10% or more of total net revenues are as follows:

	Three Months Ended
	March 31,

	2006	2007

	$	$
Customer A	—	5,928,850

16.	Related Party Balances and Transactions
      Amounts due from related parties are comprised of the following:

As of March 31, 2007

$
Customer and supplier	245,168
Other	739,655

Total amounts due from related parties	984,823

      Amounts due to related parties are comprised of the following:

As of March 31, 2007

$
Directors	(115,603)
Other	(1,277,134)

Total amounts due to related parties	(1,392,737)

E-HOUSE (CHINA) HOLDINGS LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THREE MONTHS ENDED MARCH 31, 2006 AND 2007
(In U.S. dollar)

(a)	Customer and supplier
      Transactions with customers and suppliers who are related parties are as follows:

	Three Months Ended
	March 31,

	2006	2007

	$	$
Revenue — Shanghai Yueshun Real Estate Development Co., Ltd	—	72,553

As of March 31, 2007

$
Accounts receivable — Shanghai Yueshun Real Estate Development Co., Ltd	245,168

      Shanghai Yueshun Real Estate Development Co., Ltd., is partially owned by Mr. Xin Zhou, the Group’s Chairman.

(b)	Directors

As of March 31, 2007

$
Xin Zhou(1)	(68,273)
Nanpeng Shen(2)	(47,330)

Total amounts payable to directors	(115,603)

Note:

(1)	Mr. Zhou is Chairman and Chief Executive Officer of the Group. The amount payable to Mr. Zhou as of March 31, 2007 represents a loan to the Group.

(2)	Mr. Shen is a director of the Group. The amount payable as of March 31, 2007 represents a loan to the Group.
     All the amounts are unsecured, interest free and have no fixed repayment term.

(c)	Affiliates

As of March 31, 2007

$
Turbo Chance Co., Ltd.(1)	733,450
E-House Property Investment 1 (China) Limited(2)	6,205

Total amounts due from other related parties	739,655

Shanghai Jinhongyun Investments Consultancy Ltd.(3)	(12,435)
E-House Property Investment 1 (China) Limited(2)	(1,264,699)

Total amounts payable to other related parties	(1,277,134)

Note:

(1)	Entity is controlled by Xin Zhou. $30,145 of the balance as of March 31, 2007 represent a cash advance to the entity to meet its temporary liquidity needs. The remaining balance as of March 31, 2007 of $703,305 represents a prepaid acquisition cost in connection with a pending acquisition with a third party of a secondary real estate brokerage company in Hangzhou, for which

E-HOUSE (CHINA) HOLDINGS LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THREE MONTHS ENDED MARCH 31, 2006 AND 2007
(In U.S. dollar)

the entity is acting as an intermediary. The amount will be applied towards the acquisition cost which is expected to occur in 2007.

(2)	Entity is partially owned by Xin Zhou and Nanpeng Shen, directors of the Company. The amount due from the entity as of March 31, 2007 represents cash advances to the entity in prior periods to meet its temporary liquidity needs. The amount due to the entity as of March 31, 2007 represents a cash advance to the Group.

(3)	Entity is controlled by Xin Zhou. The amount payable as at March 31, 2007 was a cash advance to the Group.
     All the amounts are unsecured, interest free and have no fixed repayment term.
     Other related party transactions:
      During three months ended March 31, 2007, the Group had short-term borrowings with outstanding balances of $10,343,680. These loans were guaranteed by Shanghai Jinyue Investment & Development Co., Ltd., a company controlled by the Group’s chairman, Mr. Xin Zhou. The Group incurred no cost for obtaining such guarantees.
      On January 1, 2006, the Group acquired additional minority interests in a number of PRC subsidiaries from Shanghai Jinhongyun Investments Consultancy Ltd., an entity controlled by Mr. Xin Zhou and management, for a total cost of $1,249,341. The amount of the total purchase price cost in excess of the combined carrying amount of the minority interests was $356,626, which was recorded as compensation expense in the Group’s consolidated statements of operations.
      In connection with the Group’s purchase of certain properties in 2004, certain employees of the Group entered into agreements with a developer on behalf of the Group to purchase the residential properties. The total amount of the purchase was $8,002,643. The employees also obtained $5,090,436 in mortgage loans to finance the purchase. The Group then entered into separate trust agreements with these employees, wherein the Group assumed effective control and all associated risks and rewards of property ownership as well as the associated mortgage loans. The remaining balance of the mortgage loans as of March 31, 2007 was $900,935. See Note 3.

17.	Contingencies
      The Group is subject to claims and legal proceedings that arise in the ordinary course of its business. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be decided unfavorably to the Group. The Group does not believe that any of these matters will have a material adverse affect on its business, assets or operations.

18.	Subsequent Events
      On April 19, 2007, Turbo Chance Co., Inc. repaid the $30,145 outstanding amount due to the Group. E-House Property Investment 1 (China) Limited repaid the $6,205 outstanding amount due to the Group.
      Subsequent to March 31, 2007, the Group sold two residential properties and six commercial properties for total proceeds of $1,355,867.

E-HOUSE CHINA: HELPING CHINESE PEOPLE LIVE BETTER

臣信房屋

E-HOUSE CHINA

CRIC 2006

American Depositary Shares
E-House (China) Holdings Limited
Representing                   Ordinary Shares

Credit Suisse	Merrill Lynch & Co.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6.	Indemnification of Directors and Officers.
      Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences or committing a crime. Our Articles of Association provide for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such, except through their own willful neglect or default.
      Pursuant to the form of indemnification agreements filed as Exhibit 10.2 to this Registration Statement, we will agree to indemnify our directors and officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.
      The form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement will also provide for indemnification of us and our officers and directors.
      Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7.	Recent Sales of Unregistered Securities.
      During the past three years, we have issued the following securities (including options to acquire our ordinary shares). We believe that each of the following issuances was exempt from registration under the

Securities Act in reliance on Regulation S under the Securities Act or pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering.

				Underwriting
	Date of Sale or	Number of	Consideration	Discount and
Purchaser	Issuance	Securities	($/share)	Commission

On Chance Inc.	December 21, 2004	30,400 ordinary shares*	1.00	Not applicable
Jun Heng Investment Limited	December 21, 2004	19,599 ordinary shares*	1.00	Not applicable
CHF Investment Limited	April 11, 2006	16,363,636 Series A preferred shares**	1.10	Not applicable
RECP E-House Investors Ltd.	April 11, 2006	4,454,546 Series A preferred shares**	1.10	Not applicable
E-House Co-Investors, Ltd.	April 11, 2006	90,909 Series A preferred shares**	1.10	Not applicable
SIG China Investment One, Ltd.	April 11, 2006	909,091 Series A preferred shares**	1.10	Not applicable
Farallon Capital Partners, L.P.	April 11, 2006	190,909 Series A preferred shares**	1.10	Not applicable
Farallon Capital Institutional Partners, L.P.	April 11, 2006	163,636 Series A preferred shares**	1.10	Not applicable
Farallon Capital Institutional Partners II, L.P.	April 11, 2006	18,182 Series A preferred shares**	1.10	Not applicable
Farallon Capital Institutional Partners III, L.P.	April 11, 2006	81,818 Series A preferred shares**	1.10	Not applicable
Farallon Capital Offshore Investors II, L.P.	April 11, 2006	454,545 Series A preferred shares**	1.10	Not applicable

*	Pursuant to our shareholders’ resolutions dated March 28, 2006, each one of these ordinary shares, of par value $1 each, was subdivided on March 28, 2006 into 1,000 ordinary shares of par value $0.001 each.

**	Each of these Series A preferred shares has a par value of $0.001.

Item 8.	Exhibits and Financial Statement Schedules.
      (a) Exhibits

See Exhibit Index beginning on page II-6 of this registration statement.

(b)	Financial Statement Schedules

Item 9.	Undertakings.
      The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.
      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant under the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
      The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(b) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Shanghai, People’s Republic of China, on July 10, 2007.

E-HOUSE (CHINA) HOLDINGS LIMITED

By:	/s/ Xin Zhou

Name: Xin Zhou

Title:	Chairman of the Board of Directors, Chief Executive Officer
POWER OF ATTORNEY
      Each person whose signature appears below constitutes and appoints Xin Zhou and Li-Lan Cheng as attorneys-in-fact with full power of substitution, for him or her in any and all capacities, to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended (the “Securities Act”), and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of ordinary shares of the registrant (the “Shares”), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the “Registration Statement”) to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.
      Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Xin Zhou Name: Xin Zhou	Chairman of the Board of Directors/ Chief Executive Officer (principal executive officer)	July 10, 2007

/s/ Li-Lan Cheng Name: Li-Lan Cheng	Chief Financial Officer (principal financial and accounting officer)	July 10, 2007

/s/ Neil Nanpeng Shen Name: Neil Nanpeng Shen	Director	July 10, 2007

/s/ Yongyue Zhang Name: Yongyue Zhang	Director	July 10, 2007

/s/ Mark Qiu Name: Mark Qiu	Director	July 10, 2007

Signature	Title	Date

/s/ Thomas Pulley Name: Thomas Pulley	Director	July 10, 2007

/s/ Jianjun Zang Name: Jianjun Zang	Director	July 10, 2007

/s/ Xudong Zhu Name: Xudong Zhu	Director	July 10, 2007

/s/ Chunlin Chen Name: Chunlin Chen	Director	July 10, 2007

/s/ Canhao Huang Name: Canhao Huang	Director	July 10, 2007

/s/ Donald J. Puglisi Name: Donald J. Puglisi Title: Managing Director Puglisi & Associates	Authorized U.S. Representative	July 10, 2007

E-HOUSE (CHINA) HOLDINGS LIMITED
EXHIBIT INDEX

Exhibit
Number		Description of Document

1	.1*	Form of Underwriting Agreement.
3.1		Memorandum and Articles of Association of the Registrant, as currently in effect.
3	.2*	Amended and Restated Memorandum and Articles of Association of the Registrant.
4	.1*	Registrant’s Specimen American Depositary Receipt (included in Exhibit 4.3).
4.2		Registrant’s Specimen Certificate for Ordinary Shares.
4	.3*	Form of Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts.
4.4		Share Subscription Agreement, dated March 28, 2006, in respect of the sale of Series A preferred shares of the Registrant.
4.5		Shareholders Agreement, dated March 28, 2006, in respect of the sale of Series A preferred shares of the Registrant.
5.1		Opinion of Maples and Calder regarding the validity of the ordinary shares being registered.
8.1		Opinion of Latham & Watkins LLP regarding certain U.S. tax matters.
10.1		Share Incentive Plan.
10.2		Form of Indemnification Agreement with the Registrant’s directors.
10.3		Form of Employment Agreement with the Registrant’s senior executives.
21.1		Subsidiaries of the Registrant.
23.1		Consent of Deloitte Touche Tohmatsu, an Independent Registered Public Accounting Firm.
23.2		Consent of Maples and Calder (included in Exhibit 5.1).
23.3		Consent of Latham & Watkins LLP (included in Exhibit 8.1).
23.4		Consent of Jin Mao Law Firm (included in Exhibit 99.2).
23.5		Consent of Charles Chao, independent director appointee.
23.6		Consent of Bing Xiang, independent director appointee.
23.7		Consent of Hangchao Zhu, independent director appointee.
24.1		Powers of Attorney (included on signature page).
99.1		Code of Business Conduct and Ethics of the Registrant.
99.2		Opinion of Jin Mao Law Firm.

*	To be filed by amendment.